ARLS
12/31/05



A World of Learning

Annual Report 2005



LEAP FROG



2005 in Review

In 2005 we did what we said we would do.

We entered the year with serious issues to tackle. That is why we took on a focused, aggressive turnaround plan to restore profitability, improve our business processes and, most importantly, to grow the business. It has been difficult, but in 2005 we achieved a great deal against those plans. Here are some of the highlights:

Reduce Costs to Improve Profitability

Early in 2005, we embarked on lowering the fixed cost of the business. Our cost base had grown too rapidly, and we needed to take some aggressive actions. We completed the workforce reduction and we began to realize the full financial benefit of these actions by the end of the third quarter, exactly as planned.

Some of the cost savings were reinvested in improving business processes and growing our business. We have increased headcount in our SchoolHouse division and invested behind information technology, business processes and our supply chain. We also invested in the research and development and marketing of our new products, including our FLY Pentop Computer, Leapster L-MAX platform and SchoolHouse products. Even with these investments, operating expenses declined by $14 million in 2005.

Improve Business Processes

Having grown from a small, focused, entrepreneurial organization, to a truly complex, broad reaching and successful educational products company, we needed to fix our business processes. Here, too, our results have been significant.

We have upgraded the most senior ranks of our organization and have reinforced the middle and lower management ranks in IT, Supply Chain, Finance and SchoolHouse. For example, in January 2006 we hired a new general manager for our Asian sourcing operations.

In August 2005, we completed the first phase of our Oracle 11i implementation. We have overhauled our financial systems; a necessary step to improving the quality of the information we have available to make decisions and strengthening our internal controls. The next phase of the systems overhaul will be to improve all of our supply chain systems. This implementation phase is scheduled to take place in the first half of this year, and thus not interfere with our business during our busiest season.

Of course, we did not simply sit back and wait until the new systems to come on line to make improvements in our supply chain. We have made improvements in our production planning processes and in our warehousing and distribution capabilities, significantly improving customer service levels. This year we have received high marks; in 2005 we shipped on time and accurately in the United States. Nonetheless, we still need to improve our deliveries for our international markets.

Grow the Business

At the very core of our company is innovation -- it is our life blood and it permeates our culture. That is why we are all very proud of the reaction of the revolutionary FLY Pentop Computer. It has been featured on virtually every major TV show, from *Good Morning America*, to *Dr. Phil*, and everything in between! Also, it was the first product *ever* to win three awards at the 2006 Toy Industry Association Awards Ceremony – 2005's Most Innovative Toy of the Year, 2005's Best Educational Toy, and the overall 2005 Toy of the Year!

The FLY Pentop Computer was not our only major success this year. In addition, we saw our US screen-based business more than double. This was due to the introduction of our Leapster L-MAX products and the continued success of our Leapster handheld platform and software.

Perhaps our greatest accomplishment this year was the creation of a healthy, diverse, balanced product line in our US business. Previously we were too reliant on a single product line, namely the LeapPad family of products. We now have three large product categories in addition to the LeapPad family in the United States, and two of those categories are now larger than our LeapPad family of products. We will continue to bring that vibrant portfolio of products to our International markets.

2006 and Beyond

In thinking about the future, it is important to also remember that we are, first and foremost, an educational products company. We remain dedicated to our vision to become the leading brand for quality, technology-based educational products for school, work and home use, for all ages around the world. We work hard to develop products that solve education problems, and are typically aligned with state and national educational standards.

This is why *Fortune Magazine*, in their first "Breakaway Brands" study identified LeapFrog as one of ten "Break-Away Brands". This study, conducted by Landor Associates and BrandEconomics, featured the brands that demonstrated the capacity to "breakaway" from their competitors. In this distinction, we were happy to be in such esteemed group as Google and Apple iPod.

Our new products for 2006 build on this heritage of engaging, innovative educational products that meet our high standards. For the first time ever, LeapFrog is implementing global launches of two of our important new products this year. Because we have exceptionally demanding educational standards, this is not a matter of simply translating language and packaging, but truly localizing product in a culturally- and pedagogically-appropriate manner. So, these simultaneous launches represent a great deal of hard work on the part of our content, engineering and marketing teams, for which we are very proud.

The first of the two products that we will launch globally is the Little Leaps Grow-with-Me learning system. This is an engaging new platform that leverages DVD screen-based technology to gently, and creatively, introduce the building blocks of learning to children under three. Early response to this distinctive learning platform has been very positive and there has been particular enthusiasm regarding the quality of our original content and the interactive play experience. Consumers around the world will be able to choose American or Queen's English, Spanish, French or German language on all Little Leaps software out of the box. The Little Leaps Grow-with-Me learning system will be available in all of our markets this summer.

We are also introducing the LeapsterTV learning system globally. This new educational game console has chunky console buttons and an easy-to-use joystick, extending the Leapster brand to three year olds. The new platform works with the Leapster educational software library, which offers the quality of tutorials, individualized learning paths and rich content and activities now expected from the Leapster brand. Both the classic Leapster handheld and the LeapsterTV platforms will be available in our French and Spanish-speaking markets this summer.

For the FLY Pentop Computer, we are adding algebra, creative writing and in-classroom testing to the personalized homework series. We also have ten new entertaining FLY game products, including a title based on the popular Sudoku puzzle, to keep "t'weens" having fun, and learning during their free time.

In the past six years, our LeapFrog SchoolHouse division has successfully integrated our most innovative technology with our original, state-approved curriculum to create a diversified portfolio of technology-based learning tools for school use. This now reaches far beyond products that leverage the LeapPad technology. In fact, we recently announced the availability of the new Leapster Portable Technology Center, which is designed specifically for classrooms and after-school programs. We are also currently working with several educational organizations and schools in order to fast track the FLY pentop platform for classroom use.

Concluding Comment

In sum, we have made very good progress in our turnaround. Our cost structure has improved, our processes have been strengthened, and we continue to bring extraordinary innovation to the market. Additionally, our vision and brand fundamentals are extraordinary, providing an excellent foundation for the products we are introducing in 2006 and beyond.

The road ahead will be very challenging. Nonetheless we are confident we will continue to build our portfolio of effective, engaging educational products that are trusted by parents and teachers and loved by children.

Respectfully,

Tom Kalinske
Chief Executive Officer

Steven Fink
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ______ to ______

Commission file number 001-31396

LEAPFROG ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**95-4652013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6401 Hollis Street, Suite 150
Emeryville, CA 94608
(Address of principal executive offices)

(510) 420-5000
(Registrant's telephone number, including area code)

RECEIVED APR 2 0 2006 160 SEC MAIL PROCESSING SECTION WASH. D.C.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). ☐ Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2005 calculated using the closing market price as of that day, was approximately $359,813,108. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2005. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 17, 2006 was 35,007,325 and 27,614,176, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the Annual Meeting of Stockholders, to be filed by April 30, 2006.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1.-Business," "Item 1A.-Risk Factors," and "Item 7.- Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

TRADEMARKS AND SERVICE MARKS

"LeapFrog," "LeapPad," "Alphabet Pal," "Imagination Desk," "iQuest," "Language First!," "Leap," "LeapStart," "LeapTrack," "Learning Something New Every Day," "NearTouch," "Quantum LeapPad," "Turbo Twist," the green GO circle and the Bouncing Frog logo are our registered trademarks or our service marks. "FLY," "FLYball," "FLY Through," the FLY logo, "Fridge Phonics," the LeapFrog logo, the LeapFrog SchoolHouse design, "LeapFrog SchoolHouse," "LeapDesk," "LeapMat," "LeapPort," "Leapster," "Leapster L-MAX," "Leapster TV," "Little Leaps," "Learn-Around," "LittleTouch," and "Ready, Set, Leap!" are some of our trademarks or our service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are property of their respective owners.

Page

PART I

Item 1	Business	1
Item 1A	Risk Factors	15
Item 1B	Unresolved Staff Comments	23
Item 2	Properties	23
Item 3	Legal Proceedings	24
Item 4	Submission of Matters to a Vote of Securities Holders	25

PART II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6	Selected Financial Data	27
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	54
Item 8	Financial Statements and Supplementary Data	55
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
Item 9A	Controls and Procedures	55
Item 9B	Other Information	60

PART III

Item 10	Directors and Executive Officers of the Registrant	61
Item 11	Executive Compensation	61
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
Item 13	Certain Relationships and Related Transactions	62
Item 14	Principal Accountant Fees and Services	62

PART IV

Item 15	Exhibits and Financial Statement Schedules	63
Signatures		64
Power of Attorney		64
Appendix A Schedule II—Valuation and Qualifying Accounts and Allowances		69
	Index to Consolidated Financial Statements	F-1
	Report of Independent Auditors	F-2
	Consolidated Balance Sheets	F-3
	Consolidated Statements of Operations	F-4
	Consolidated Statements of Stockholders' Equity	F-5
	Consolidated Statements of Cash Flows	F-6
	Notes to Consolidated Financial Statements	F-7
Exhibit Index		

PART I

Item 1. Business

Overview

LeapFrog is a leading designer, developer and marketer of innovative, technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. We currently design our products to help infants and toddlers through high school students learn age- and skill-appropriate subject matter, including phonics, reading, writing, math, spelling, science, geography, history and music. Our products are based on sound educational pedagogy under the guidance of our in-house educational experts and our Education Advisory Board. We use our proprietary technologies and content to make these products interactive and engaging. Our product line includes: (1) learning platforms, which are affordable hardware devices, (2) educational software-based content, such as interactive books and cartridges, specifically designed for use with our learning platforms and (3) stand-alone educational products.

We serve two markets, the consumer market and the education and training market. When we started our business in 1995, we focused primarily on the U.S. consumer market. This market continues to represent the majority of our sales in 2005. In the U.S. consumer market, our products are sold primarily through national and regional mass-market and specialty retailers. In 2000, we expanded our consumer market to locations outside of the United States. In the last four years, our international consumer sales, as represented by our International segment, have increased from $53.6 million in 2002 to $131.2 million in 2005. To pursue our international strategy, we have established sales offices in the United Kingdom, Canada, Mexico and France to sell to retailers in those regions. We also have relationships with distributors in Spain, Germany, Australia and several other countries. We currently sell our products in more than 25 countries and 6 languages.

Our platform products provide us with a large installed base of platforms on which to build continued software content sales. For our LeapPad family of platforms, which includes our LittleTouch LeapPad, My First LeapPad, Classic LeapPad, LeapPad Plus Writing and Quantum LeapPad platforms, we sell a library of interactive content related to those platforms that consists of an audio software cartridge and a corresponding interactive book or activity card. For our Leapster and Leapster L-MAX handhelds, our FLY Pentop Computer and our Turbo Twist and iQuest platforms, our content comes in software cartridges that slot easily into the platforms.

Users of our interactive content can hear information regarding various academic subjects, read engaging stories or play interactive, educational games. These titles feature our internally developed, branded LeapFrog characters, such as Leap, Lily, Tad and Professor Quigley, while others feature popular licensed characters such as *Thomas the Tank Engine, Dora the Explorer, SpongeBob SquarePants, Bob the Builder, Winnie-the-Pooh, Disney Princesses, Batman, Spider-Man* and characters from the movies *such as Madagascar*, *Finding Nemo* and *The Incredibles*.

Our product line also includes a variety of stand-alone educational products. These stand-alone products combine our proprietary technologies with a fixed set of content and include interactive plush toys, our LeapStart learning table, our Fridge Phonics magnetic set products for infants and toddlers, our *The Letter Factory* video and our Explorer interactive globes for older children.

In 1999, we established our Education and Training Group segment. Within this segment, our SchoolHouse division develops supplemental curriculum and assessment programs for pre-kindergarten through 8th grade classrooms and sells new products incorporating our core technologies as well as specially modified versions of our products to schools, teacher supply stores and educational product catalogs in the United States and internationally. LeapFrog SchoolHouse product areas currently include assessment, early literacy, early childhood, reading, language arts, math, English language development and special education. Our SchoolHouse products are research-based products, tied to state standards, and have been adopted or listed in various cities, states and regions, including California, Illinois, Georgia, New York City and Texas. Our assessment and instruction system, LeapTrack is designed to meet the increasing demands for accountability in schools. In addition to our core instruction programs, our SchoolHouse division offers a library of interactive books to be used with our LeapPad and Quantum LeapPad platforms, and which are designed to address challenging issues in classroom instruction.

In 2005, we continued to support "Sed de Saber," an English as a second language program in partnership with Retention Education LLC. This program is aimed at teaching English to non-English speaking restaurant workers to advance their careers.

Our net sales for our three business segments for the years ended December 31, 2005, 2004 and 2003, were as follows:

	Year Ended December 31,			% of Total Company Net Sales		
	2005	2004	2003	2005	2004	2003
	(dollars in millions)					
U.S. Consumer	$478.3	$431.9	$546.0	74%	67%	80%
International	131.2	153.2	96.6	20%	24%	14%
Education and Training	40.3	55.2	37.5	6%	9%	6%
Total Company	**$649.8**	**$640.3**	**$680.0**	**100%**	**100%**	**100%**

For additional discussion of our three business segments, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements—Note 20. Segment Reporting."

We believe that sound educational principles are at the core of the value of our brands and products. Our grade-based content is aligned with state and national education standards, often mirroring what is learned in the classroom. All LeapFrog content and curriculum is based on a proprietary method of learning, created by our in-house educational experts with the assistance of our Education Advisory Board, which identifies what children learn and when and how they learn it. The members of our Education Advisory Board actively participate in the design and development of our products by meeting with our creative design team several times each year. Our Education Advisory Board also is an external source of feedback for our creative design team with respect to new products that are in the development stage. We believe that both our in-house experts and outside advisors are critical in the creation of our learning products.

Our Education Advisory Board

The members of our Education Advisory Board are extensively involved in the research of both education and reading development. As of February 17, 2006, the members of our Education Advisory Board were:

- *Robert Calfee, Ph.D.* Dr. Calfee has chaired our Education Advisory Board since our business started in 1995. He has been a prolific researcher and author in the area of reading and reading development for the past 30 years. Dr. Calfee is presently Distinguished Professor and Dean Emeritus at the School of Education at the University of California, Riverside. He is professor emeritus at Stanford University's School of Education, as well as a member of the board of the Society for Scientific Study of Reading.

- *Anne Cunningham, Ph.D.* Dr. Cunningham is an associate professor of cognition and development at the University of California, Berkeley and the Director of the Joint Doctoral Program in Special Education. She is a past member of the board of the Society for Scientific Study of Reading and the board of directors for American Educational Research Association, Division C.

- *Alma Flor Ada, Ph.D.* Dr. Ada is the Professor Emerita of the Center for Multicultural Literature for Children and Young Adults at the University of San Francisco, where she has been a professor since 1976. She is an expert on bilingual education and was the founder and first editor-in-chief of the Journal of the National Association for Bilingual Education where she has served on the advisory board for over 25 years.
- *Karen Fuson, Ph.D.* Dr. Fuson is a Professor Emeritus at the School of Education and Social Policy at Northwestern University. She is a mathematics educator and cognitive scientist whose work focuses on children's mathematical understanding and the classroom conditions that can facilitate such understanding. Her past work has contributed to the understanding of children's counting and understanding of whole number, fraction and decimal computation.
- *Ruth Nathan, Ph.D.* Dr. Nathan has been employed as our Executive Educational Advisor since June 2003, and she also acts as a Senior Executive Editor for our SchoolHouse division. In addition, Dr. Nathan is a lead instructor at the University of California, Berkeley Extension Reading Certificate Program.
- *Scott G. Paris, Ph.D.* Dr. Paris is a professor in the School of Education and professor and Chair of the Graduate Program in the Department of Psychology at the University of Michigan. He was a founding member of the Center for the Improvement of Early Reading Achievement and served on the board of directors of the National Reading Conference.
- *P. David Pearson, Ph.D.* Dr. Pearson is the Dean of the Graduate School of Education at the University of California, Berkeley and was previously the John A. Hannah Distinguished Professor of Education in the College of Education and the Co-Director of the Center for the Improvement of Early Reading Achievement at Michigan State University, and was Dean of the College of Education and the Co-Director of the Center for the Study of Reading at the University of Illinois, Urbana-Champaign.
- *Jeni Leta Riley, Ph.D.* Dr. Riley is the head of the School of Early Childhood and Primary Education for the Institute of Education, University of London. Dr. Riley received her conferment of title of Reader in Literacy in Primary Education in 2000 and has been active in early childhood literacy development as a teacher, lecturer, examiner and researcher for nearly 30 years.
- *Keith E. Stanovich, Ph.D.* Dr. Stanovich is a professor at the University of Toronto, Department of Human Development and Applied Psychology where he holds the Canada Research Chair in Applied Cognitive Science. Dr. Stanovich has been recognized for his research in reading including being awarded the Distinguished Scientific Contributions Award from the Society for the Scientific Study of Reading in 2000, and the International Reading Association's Albert J. Harris Award in 1988 and 1992, the only two-time winner. He was elected to the Reading Hall of Fame in 1995 by the members of that society.

Our Products

U.S. Consumer and International Products

We have developed a variety of stand-alone products, learning platforms and a significant library of related content. Our platforms are hardware devices that work with multiple content sets. Our content comes in the form of memory cartridges used in interactive books, handheld video games, and educational software and games for use with specific platforms. Our stand-alone products combine our proprietary technology with a fixed set of content. Our consumer products fall into four main categories: book-based; screen-based; FLY and stand-alone products.

Select Hardware Platforms and Related Content

Book-based: LeapPad Family of Platforms

Aggregate consumer sales of our LeapPad family of products, accounted for approximately 29%, 37% and 47% of our total net sales in 2005, 2004 and 2003, respectively.

- *LittleTouch LeapPad learning system (ages 6 months to 3 years).* Our LittleTouch LeapPad learning system is designed for infants and toddlers and offers an opportunity for parents to introduce the reading experience and early learning concepts using finger touch-based interactivity.

- *My First LeapPad learning system (ages 3 to 5).* Our My First LeapPad learning system encourages preschoolers to take their first steps to develop pre-reading and pre-math skills. It incorporates the same proprietary NearTouch technology used in our LeapPad learning system.

- *LeapPad learning system (ages 4 to 8).* Our LeapPad learning system, the first platform of our LeapPad family of platforms, is based on our proprietary NearTouch technology. Since 1999, the LeapPad platform has transformed our LeapPad books into audio-interactive learning devices. When children touch words and pictures with the stylus pen, they receive instant audio feedback that helps them sound out and pronounce words, learn to read and build vocabulary. These experiences also re-inforce other fundamental learning concepts. The LeapPad learning system allows children to read and learn at their own pace, using educational games, activities, music and positive feedback. The LeapPad platform is available in English, French, German, Korean, Japanese and Spanish. A separate version of the LeapPad learning system is marketed by our Education and Training segment directly to U.S. school districts and sold under the "LeapTrack" system which provides assessment to gauge the performance of individual students in a classroom environment. The retail LeapPad library was developed with guidance from our educational experts and is designed to help children build skills they need to excel in reading, math, vocabulary, science, music, logic and more.

Our retail library includes titles featuring our proprietary LeapFrog characters. Also included in our retail library are licensed characters such as *Winnie-the-Pooh* and *SpongeBob SquarePants* and licensed characters from movies such as *Madagascar, The Incredibles, Spider-Man, Batman, Bratz, Scooby-Doo, Toy Story 2, The Lion King, Monsters, Inc., Finding Nemo* and others.

Our Education and Training division uses LeapPad and Quantum LeapPad as key interactive education platforms in its classroom solution product lines. Please see "Our Products—Education and Training (SchoolHouse)" for more information on this segment's products.

Screen-based: Leapster and Leapster L-MAX Multimedia Learning Systems

The Leapster family of multimedia learning systems comprise our screen-based, learning initiative developed to encourage learning skills while allowing children to play action-packed learning games. The Leapster platform is a handheld device with backlit color animation, a multi-directional control pad and a touch-screen enabled by a built-in stylus. Our Leapster content allows "players" to read electronic books, create works of art and watch interactive videos. We have developed a library of Leapster software titles to appeal to both boys and girls with educational games featuring licensed characters such as *Disney Princesses, Dora the Explorer, SpongeBob SquarePants*, and characters from movies such as *Finding Nemo, The Incredibles* and *Spider-Man.* We also have a digital art title specifically designed for students in kindergarten, first grade, second grade and third grade; a Junie B. Jones journal title; educational titles focusing on phonics and math; and titles featuring our interactive *The Letter Factory* and *The Talking Words Factory* videos. In the summer of 2005, we launched our Leapster L-MAX system that uses the television to expand learning. The Leapster L-MAX system uses many of the software cartridges developed for the original Leapster handheld, and offers new Leapster L-MAX software cartridges with features designed to offer an enhanced screen-based learning experience. Leapster L-MAX teaches essential skills including math, reading, spelling, science, writing skills, and more. In 2006, we plan on expanding our screen-based portfolio with the LeapsterTV learning system and Little Leaps Grow-With-Me learning system.

Sales of our Leapster and Leapster L-MAX handhelds and their related software titles, accounted for approximately 6% of our total net sales in 2003, approximately 16% of our total net sales in 2004, and approximately 27% of our total net sales in 2005.

FLY Pentop Computer

In Fall 2005, we launched our newest platform product, the FLY . The FLY Pentop Computer is an optical scanning, audio-enabled digital pen that brings computer interactivity to the pen and paper experience. Using special FLY paper, cards or other materials enabled for the FLY Pentop Computer, users can get homework help in math or spelling, translate words into other languages, play games with interactive collectible playing cards, compose music and more via real-time audio feedback as they write and draw. The FLY Pentop Computer is the first consumer electronic device that gives users real-time audio feedback as they write with special FLY paper, making what they write come to life. Our new FLY platform is designed for the "tween" and teen markets.

The FLY software library includes titles to span a variety of interests, learning needs and ages. For example, *FLY Through Spanish* provides real-time English-Spanish word translations; *FLY Through Math* provides step by step coaching on multiplication and division for grades 4 through 6; *FLYball* is an interactive baseball card game; *Batman: The Battle for Gotham City* is an interactive strategy game; and the *FLY Journal* provides interactive writing prompts and topics for consideration. In 2006, we plan on expanding our software offering to include algebra and other homework helpers.

Stand-Alone Products

Our variety of stand-alone educational products are designed primarily for children who are too young to use our platforms effectively. These stand-alone products help develop fine motor skills and color, sound and letter recognition. These products are generally affordable and simpler to localize for foreign markets than our platform and content suites. Some of our more popular stand-alone products include:

- *Explorer Globe*—an interactive, touch-sensitive globe utilizing our NearTouch technology designed for older children and teens that introduces interesting facts about continents, countries, capitals, currency and more.
- *LeapStart Learning Table*—a learning table designed for infants and toddlers to refine motor skills, introduce letters and numbers and encourage development.
- *Fridge Phonics Magnet Set*—a magnetic letter set designed for preschoolers and kindergarteners that teaches letter names, letter sounds and learning songs.

We are particularly proud that in 2005 our FLY Pentop Computer, Leapster L-MAX platform and Learn-Around Playground, each of which were newly introduced in 2005, received Oppenheim Toy Portfolio, Platinum Awards. In addition, the FLY Pentop Computer was the recipient of the 2005 Toy Industry Association Awards for Most Innovative Toy, Best Educational Toy and overall Best Toy of the Year.

Our International Products

Our international consumer strategy includes the creation of LeapFrog products in foreign languages as well as marketing English-language products as tools for learning English as a foreign language. As of December 31, 2005, our products have been marketed and sold in six languages, including Queen's English, Spanish, French, Japanese and German, and in more than 25 countries. We currently sell our LittleTouch LeapPad, My First LeapPad and LeapPad platforms with localized content. Our Leapster platform is sold with localized English content for the British, Australian, German and non-French-speaking Canadian markets. Some of our key infant items such as the LeapStart Learning Table, Learning Drum and Alphabet Pal are also localized for markets outside of the United States. In 2006, we plan to add French and Spanish versions of our Leapster learning system.

We sell our LeapPad platform to the private education market in Japan through our relationship with Benesse Corporation, a supplemental education materials company, which is currently distributing a co-branded CoCoPad version of our LeapPad platform to preschool to 3rd grade level subscribers of its educational program.

Our success in penetrating the U.K. consumer market is exemplified by the British Association of Toy Retailers choosing our LeapPad platform as the top preschool toy for various years since 2001 and naming LeapFrog as Company of the Year in 2004. Our Leapster L-MAX platform was launched in Canada in 2005 and has been named 2006 Toy of the Year by the Canadian Toy Testing Council, or CTTC.

Education and Training (SchoolHouse)

Our SchoolHouse division, part of our Education and Training group, offers supplemental pre-kindergarten through 8th grade school curriculum programs that incorporate our proprietary technology-empowered personal learning tools, or PLTs, and research-based instructional principles. Our SchoolHouse division curriculum provides over 200 interactive book titles and over 450 interactive assessment cards, for a total of over 6,000 pages of interactive content. At the end of 2005, LeapFrog SchoolHouse products could be found in more than 100,000 classrooms. The interactive content includes instruction and assessment for subject areas such as early literacy, early childhood, reading, language arts, math, science, English language development and special education. Our multi-sensory classroom programs include:

- *LeapTrack assessment and instruction system (kindergarten through 5th grade).* Our flagship SchoolHouse product, the LeapTrack assessment and instruction system, is a classroom management system that uses the LeapPad PLT, re-writable flash memory cartridges, a LeapPort cartridge station and a CD-ROM-based computer program to instruct and assess students in kindergarten through 5th grade. Assessment results are uploaded from the LeapPad PLT via the re-writable flash memory cartridge to the management system for immediate scoring and evaluation. These assessments are aligned to state standards, giving teachers an early opportunity to monitor the performance of their students in subject areas such as reading, math and language arts. Based on each student's individual results, the system then prescribes individualized learning paths for each student, which is available for immediate download via the re-writable flash memory cartridge for use on the LeapPad PLT. In 2005 we launched LeapTrack 4.0 with an improved user interface content that is now fully aligned to state standards, updated reporting capabilities, as well as new management tools for tracking and reporting on student progress.

- *The Literacy Center (pre-kindergarten through 2nd grade).* The SchoolHouse Literacy Center is a curriculum for reading instruction with pre-kindergarten, kindergarten and grade 1+ editions that offer an interactive multi-sensory approach to developing early literacy skills. The program includes whole-class instruction as well as small-group and individual work using our LeapPad PLT outfitted with headphones; our LeapDesk and LeapMat interactive products and an array of posters, books, activity cards and sing-along music for the classroom. The program includes Link to Lessons, a software application that provides access to thousands of skill-based activities, and is aligned to one of the most widely used assessments among schools receiving federal Reading First funds.

- *Language First! Program (kindergarten through 2nd grade+).* Our Language First! program is an English language development program for kindergarten through 2nd grade and is designed to help teach English to children with limited English proficiency, or for whom English is not their primary language, offering support in six languages.

- *Ready, Set, Leap! Program (pre-kindergarten).* The scope and sequence of the Ready, Set, Leap! curriculum, provides in language and early literacy, mathematics, social studies, science, fine arts, health and safety, and personal and social development, as well as physical development for the pre-kindergarten market. This research-based program uses LeapFrog SchoolHouse's award-winning personal learning tools, including the LeapPad platform, the LeapDesk workstation, the LeapMat learning surface, and the Imagination Desk learning system, to create a multisensory, hands-on learning experience. In 2005 Ready, Set, Leap! was enhanced to include components for use in settings where customers need quick training for instructional personnel, including a version that aligns to benchmarks used in 20,000 Head Start centers in the United States.

In 2005, we introduced our screen-based Leapster handheld products into the classroom and expect to launch pilot programs for our FLY Pentop Computer in 2006 as well.

Advertising and Marketing

Our advertising and marketing strategy is designed to establish LeapFrog as the leading provider of engaging, effective, quality technology-based learning solutions for the infant through high school audience and as a brand that parents and educators will seek to supplement a child's educational needs. We use a variety of advertising and marketing methods to support our brands and products. Our strategy includes use of network and national cable television advertisements and national print campaigns featuring our LeapFrog brand. In addition, we direct our advertising both at parents as well as children. For example, we have pursued promotional campaigns with partners such as Tropicana where our logo was featured on cartons of Tropicana orange juice providing widespread exposure of the LeapFrog brand.

Globally, we have also employed a public relations strategy to gain additional brand exposure through television appearances by senior management and our international marketing and sales teams where they showcase our products, often during the key holiday selling period.

In the U.S. this year, our FLY Pentop Computer was featured on various television programs including: Good Morning America's "Hot Holiday Toys," Dr. Phil's "Hot Holiday Gifts," ABC World News' "Tonight with Peter Jennings—The Incredible Shrinking Computer," and ABC World News Now "Ahead of the Curve—Tech Toys for Children." We continue to expand our marketing reach using online advertising media and websites designed to preview game play and product functionality. In addition, in 2005, we launched our Mexico and U.S. Hispanic websites. For a discussion of risk factors related to our advertising and promotional activities, see "Item 1A.—Risk Factors—Our advertising and promotional activities may not be successful."

Globally, we have well-established retailer relationships and utilize an aggressive campaign to gain print advertising through cooperative print advertisements in local newspapers. These advertisements run by our retail partners such as Toys "R" Us, Wal-Mart, Kmart and Target, highlight promotional activities and the availability of particular LeapFrog products at these retail outlets.

In key retail stores, we use in-store demonstration display units to highlight our LeapFrog products and provide an in-store user experience.

Our SchoolHouse division utilizes a variety of advertising and marketing tools to build brand awareness in the education market, including placing advertisements in leading education publications targeting school administrators and teachers, and participating in key education trade shows and events.

Sales and Distribution

A limited number of customers historically have accounted for a substantial portion of our net sales. In 2005, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 29%, 20% and 15% respectively, of our consolidated net sales. In 2004, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 28%, 23% and 13%, respectively, of our consolidated net sales. For a discussion of this concentration risk see "Item 1A.—Risk Factors—Our business depends on three retailers that together accounted for approximately 64% of our consolidated net sales in 2005, and approximately 80% of the U.S. Consumer segment sales, and our dependence upon a small group of retailers may increase."

U.S. Consumer

We market and sell our products primarily through national and regional mass-market retail stores as well as specialty toy stores. Sales of our products to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 35%, 24% and 21% of net sales in our U.S. Consumer segment in 2005 and 37%, 30% and 20% in 2004, respectively. Our remaining U.S. Consumer retail sales come from sales of our products to other mass marketers, club stores, electronic, office supply and specialty toy stores.

Our sales team works with store buyers from our key retailers to forecast demand for our products, develop the store floor footprint, secure retail shelf space for our products and agree upon pricing components, including cooperative advertising allowances. The large retail chains generally provide us with a preliminary forecast of their expected purchases of our products during the year. While these and subsequent forecasts are not contractually binding, they provide important feedback that we use in our planning process throughout the year. We work closely with our key retailers during the year to establish and revise our expected demand forecasts and plan our production and delivery needs accordingly. Most retailers issue purchase orders to us as they need product. Based on these purchase orders, we prepare shipments for delivery through various methods. We sell to smaller retail stores through a combination of independent sales representatives and direct salespeople.

International Consumer

As of December 31, 2005 we maintained four overseas subsidiaries through which we sell our products directly to leading retailers in the United Kingdom, Canada, Mexico and France. We currently have distribution arrangements in Korea, Australia, New Zealand, Latin America and Europe. Distribution of products to the Middle East, Southeast Asia and Eastern Europe are coordinated out of our United Kingdom office.

In Japan, Benesse Corporation is assisting us in developing the Japanese supplemental educational materials market by distributing the CoCoPad system to its preschool through 3rd grade level subscribers. Additionally, Benesse Corporation has developed original educational content in Japanese and English for interactive books to be used with the CoCoPad system.

Education and Training

Our Education and Training segment's primary customers represent U.S. pre-kindergarten through 8th grade classrooms and also include teacher supply stores and catalog sales by our SchoolHouse division. Using our in-house sales team as well as independent sales representatives, we sell directly to educational institutions at the classroom, school and district levels, and to resellers and retail outlets that target the education market. We also publish a catalog that is aimed at and distributed to educators. In 2005, we began selling classroom products in Mexico through local distributors and continue to sell products through local distributors in Puerto Rico. In 2005, we also established key strategic partnerships that are designed to diversify our revenue sources. These relationships include an alliance with the National Head Start Association.

Financial Information About Geographic Areas

The information about sales in geographic areas is included in Note 20 of the Notes to the Consolidated Financial Statements in Item 8 of this report and is incorporated herein by reference.

Research and Development

Hardware and Software Development

To develop our products and content, we have assembled a team of technologists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have developed internally each of our current platforms and stand-alone products, although we use licensed technology if it is advantageous to do so. For example, we use a version of Macromedia's Flash player in our Leapster and Leapster L-MAX platforms, and we use optical scanning technology from Anoto AB in our FLY Pentop Computer platform, which we launched in Fall 2005.

We have successfully developed proprietary technologies that we use across a number of products in the markets we serve. We have made innovations in the areas of touch detection technology, speech compression, music synthesis and content generation. By combining technology developments in mixed signal application-specific integrated circuits, or ASICs, we have been able to add features at comparatively low cost.

We have built internal expertise in hardware design, hardware synthesis, mixed signal custom ASIC design, real-time embedded systems, software design, tools for packaging and compiling product content and mechanical engineering. The research and development team participates in all phases of the product development process from concept through manufacturing launch.

Content Development

Our dedicated content production department has written scripts and designed a large majority of the art, audio and other content for our interactive books, activity cards and stand-alone products, applying our own pedagogical approach that is based on established educational standards. Most of the members of our content production team have prior experience in the education, entertainment and educational software or video game industries.

We have developed a portion of our content using licensed characters such as *Disney Princesses, Thomas the Tank Engine, Scooby-Doo, Dora the Explorer, Spider-Man, SpongeBob SquarePants* and characters from the movies *Madagascar, Finding Nemo* and *The Incredibles.*

We launched our Developer's Studio in July 2001, which consists of a team dedicated to creating software tools that help turn the content designed by our content developers into interactive content that works with our various platforms. In an effort to increase the amount and variety of content available for our platform products, we make these tools available to outside developers. Our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books and software. Finally, this team is responsible for managing the business relationships with our community of third-party developers that are trained to create content for our platforms.

Our research and development expenses were $52.3 million in 2005, $61.0 million in 2004 and $57.6 million in 2003.

Intellectual Property

We believe that the protection of our patents, trademarks, trade dress, copyrights and trade secrets is critical to our future success, and we aggressively protect our proprietary rights through a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures, nondisclosure agreements and other contractual agreements. As of December 31, 2005, we had more than 45 utility and design patents issued by the U.S. Patent and Trademark Office, as well as more than 45 issued internationally. These include 30 domestic and foreign patents related to our LeapPad platform technology, which do not expire before 2013. Additionally, we have filed more than 145 patent applications pending in the United States and in other countries. We cannot assure you that any of our pending patent applications will result in the issuance of any patents, or that, if issued, any of these patents, or our patents that have already issued, will offer protection against competitors with similar technology. As of December 31, 2005, we also had over 90 U.S. trademark registrations, including for marks incorporating "LeapFrog" and the "LeapPad" and "NearTouch" marks, as well as over 230 foreign trademark registrations. We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, see "Item 1A—Risk Factors—Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results." For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see "Item 1A—Risk Factors—Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses, or to stop selling some or all of our products, or using some of our trademarks."

Manufacturing, Logistics and Other Operations

Our manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of our products and to concentrate our internal resources on areas such as engineering, production planning and quality control. We believe our outsourcing strategy also enhances the scalability of our manufacturing efforts. In order to work closely with our manufacturing service providers, we have established subsidiaries in Hong Kong and Macau. Prior to the fourth quarter of 2005, LeapFrog sourced and provided, on consignment, some of the components used in our product. During the fourth quarter, we began the transition to a "turnkey" mode of operations which requires our contract manufacturers to source directly the necessary components and build finished products to our specifications. These turnkey operations provide a more effective supply chain process by allowing LeapFrog's engineering resources to focus on the product design and manufacturability while our contract manufacturers manage the supply of raw materials into the process. This approach also provides clear task ownership and facilitates coordination of up stream suppliers with a single point of contact. In addition, our contract manufacturers, who provide similar services to other companies, can source the raw materials more cost-effectively than we can. Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant fluctuations in price. Some of our electronic components used to make our products, including our ASICs, currently come from sole suppliers. For information as to how this concentration of suppliers could affect our business, see "Item 1A—Risk Factors—We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available" and "—Increases in our component or manufacturing costs could reduce our gross margins."

In 2005, we used various contract manufacturers located in Asia, primarily mainland China, to build our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. In addition, we have nine manufacturing suppliers in North America to address our specialized needs and fast turnaround requirements on a periodic basis for certain products. We have our own quality assurance employees on site at the majority of our contract manufacturers. During 2005, 2004 and 2003, our top three contract manufacturers combined supplied approximately 44%, 42% and 48% of the total value of our products, respectively. For information as to how this concentration of manufacturing could affect our business, see "Item 1A—Risk Factors—We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities."

In our U.S. Consumer segment, some products are shipped directly to our contract warehouse in Fontana, California and are later shipped to meet the demands of our major U.S. retailers and other smaller retailers and distributors throughout the United States, and some products are shipped directly to the retailers' locations. The products for our International segment are either shipped directly to our international distributors or to local country contract warehouses from which the products are then shipped to meet the demands of our international distributors and customers. The products for our Education and Training segment are shipped directly to our contract warehouse in Chino, California and are later shipped to meet the demands of the educational institutions and educators who purchase our products.

Information Technology

Our information technology environment is built around an Oracle system that supports our core order management, distribution, manufacturing and financial operations worldwide. We are also in the process of implementing new applications that are intended to further improve our supply chain management capabilities. These applications include supply chain planning software and improvements to warehouse management systems for our distribution facilities. In addition, we also have software systems that we use for both sales analytics, financial planning and financial reporting. For information as to how our information technology environment could affect our business, see "Item 1A—Risk Factors—We have had significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our business."

Consumer Service

We believe that our ability to establish and maintain long-term relationships with consumers and retailers depends, in part, on the strength of our customer support and service operations. We encourage and utilize frequent communication with and feedback from our customers and retailers to continually improve our products and service. We have contracted with an outside customer service provider who operates 24 hours a day, 7 days a week during peak periods, specifically from December through January, and 14 hours on weekdays, and 9 hours on Saturdays during off-peak periods. We offer toll-free telephone support for consumers and retailers who prefer to talk directly with a customer service representative. We also respond to email inquiries received through our website, and we have a team of in-house consumer service representatives who oversee and coordinate our customer service activities with our third-party customer service provider. In addition, on our website, we have a knowledge resource link that directs consumers to a frequently asked questions section, which we update as we receive consumer feedback.

We also have a dedicated retail sales service team. This team works with our top retailers and provides point-of-sale related analysis for better forecasting and inventory plans.

Our consumer service and retail sales service teams are managed from our Emeryville, California corporate offices.

Competition

We compete in the infant-toddler, preschool, and electronic learning aids categories of the U.S. and international toy industry. This category continues to grow in size and importance, and as a result, it is an increasingly competitive arena. Competitors in the educational toy market continue to increase their investment in product research and development and advertising, while focusing on management of global product launches and retail shelf space. We believe our products compete in these market segments based on brand, product design features, learning content and experience, quality and price. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors on some or all of these factors. Our current principal competitors in the infant-toddler and preschool categories include Mattel, Inc. primarily under its Fisher-Price brand, Hasbro, Inc. and VTech Holdings Ltd., or VTech. The infant-toddler category is strategically significant because it introduces parents to the LeapFrog line of educational products.

Our LeapPad family competes in the marketplace with other learning products designed to focus on learn-to-read skills. We believe our LeapPad family of hardware and software offers the most extensive line of products and interactive books in the market. In this category and age range, we also compete with educational software publishers, such as Knowledge Adventure, best known for its *MathBlaster* and *Jumpstart Learning System* software titles that are found at mass retailers, electronics and toy stores.

Recent market trends show an ever-increasing shift to screen-based learning with companies using handheld devices as well as television monitors to deliver an interactive, educational gaming experience. In 2005, we introduced our Leapster L-MAX platform, which joins our Leapster family. The Leapster L-MAX system allows children to play action-packed learning games, read electronic books, create works of art and watch interactive videos on both the handheld's screen and a television screen. The platform leverages our Leapster software library and our educational titles using licensed and non-licensed content. VTech is a competitor in the screen-based category with their V.Smile and V.Smile Pocket game platforms. The V.Smile Pocket is a portable, handheld educational gaming platform that competes directly with our Leapster handheld while the V.Smile is a game console competing with our Leapster L-MAX system. VTech, a Hong Kong- based electronics company, is larger and more diversified than LeapFrog. As a result, we believe that VTech may have an advantage with respect to sourcing products and components that may enable them to provide a more rapid competitive response to the market. In addition, we believe that our Leapster family competes with other popular handheld and console game platforms with less educational focus, such as Nintendo Co., Ltd., Sony Corporation's PlayStation and PlayStation Portable and Jakks Pacific's *Plug-And-Play* Controller.

With the introduction of our FLY Pentop Computer, we have entered a new competitive arena. The FLY Pentop Computer is targeted at market for ages eight years and older. This is an age group that no longer considers themselves children as they become more image conscious and often emulate older siblings. Our FLY marketing plan has allowed us to begin to merchandise our products away from the toy aisle and other LeapFrog branded products. The FLY Pentop Computer and associated products can be found at retail with other electronic products, and may therefore compete with other electronic devices marketed at tweens including cellular phones and MP3 music devices. We believe that producers of smart mobile devices, such as personal digital assistants, non-mobile game platforms and computer-based software may be able to compete effectively in our primary markets by developing engaging educational products that run on their platforms. Many of these companies have significantly larger installed bases than we do. In addition, a number of major hardware and software makers have developed pen-based portable computers like the Tablet PC that could compete with our new FLY Pentop Computer . Consequently, competitors may include companies like Apple Computer, Inc., Fujitsu Limited, Hewlett-Packard Company, Microsoft Corporation, Palm, Inc., Sega Corporation and Toshiba.

Our SchoolHouse division competes in the U.S. supplemental educational materials market. We believe the principal competitive factors affecting the market for our products in the school market are proven educational effectiveness, brand, features and price. Our SchoolHouse division faces competition in the supplemental curriculum market from major textbook publishers such as Harcourt (a division of Reed Elsevier), Houghton Mifflin Company, McGraw-Hill, Pearson plc and Scholastic Corporation, as well as electronic educational material and service providers such as Knowledge Adventure, Compass Learning, PLATO Learning, Inc., Renaissance Learning and Riverdeep Group plc. In the future, large entertainment companies such as Viacom International, Inc. and Walt Disney Co. may begin to target the school markets.

For a discussion of the possible effects that competition could have on our business, see "Item 1A—Risk Factors—If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."

Seasonality

LeapFrog's business is highly seasonal, with our retail customers making a large percentage of all purchases during the back-to-school and traditional holiday seasons. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and all of our net income during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business associated with the under production of popular items and over production of items that do not match consumer demand. In addition, we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels by the need to pre-build products to meet the demand.

For more information, see "Item 7—Management's Discussion and Analysis of Financial Condition and Result of Operations—Seasonality and Quarterly Results of Operations" and "Item 1A—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season." and "—If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our inventory levels are too high, our operating results will be adversely affected."

Employees

As of December 31, 2005, we had 837 full-time employees. We also retain independent contractors to provide various services, primarily in connection with our content development. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. In the first quarter of 2005, we announced our realignment plan with a focus on restoring profitability, strengthening our infrastructure and business processes, and generating growth. Included in this realignment plan, we committed to a restructuring of our workforce and a reduction of approximately 180 full-time and temporary employees in the U.S. Consumer and International segments. In the third quarter of 2005, we completed this workforce reduction. However, the reduction is partially offset by increased headcount in the SchoolHouse division throughout the year as we invested in this division. For more information about our workforce reduction and employees see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—LeapFrog Realignment Plan" and "Item 1A—Risk Factors—We depend on key personnel, and we may not be able to retain, hire and integrate sufficient qualified personnel to maintain and expand our business."

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of February 17, 2006:

Name	Age	Position Held
Thomas J. Kalinske	61	Chief Executive Officer and Director
William B. Chiasson	53	Chief Financial Officer
Kathryn E. Olson	47	Chief Marketing Officer
Timothy M. Bender	45	President, Worldwide Consumer Group
Jessie Woolley-Wilson	43	Executive Vice President, President of Education and Training Group
Mark B. Flowers	46	Executive Vice President, Chief Technology Officer
Madeline T. Schroeder	46	Executive Vice President, Product Development and Publishing
Robert L. Moon	56	Senior Vice President, Chief Information Officer
Michael J. Dodd	46	Senior Vice President, Supply Chain and Operations
Karen L. Luey	45	Vice President, Controller and Principal Accounting Officer

Thomas J. Kalinske has served as our Chief Executive Officer since February 2004 and previously served in that capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe LLC (now renamed Krest LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. He is the non-executive Deputy Chairman of the board of Spring Group plc, an information technology services company in the United Kingdom.

Mr. Kalinske is a past board member of the National Education Association Foundation for the Improvement of Education and of the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson is a certified public accountant and received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Kathryn E. Olson has served as our Chief Marketing Officer since November 2004. Prior to joining us, she served as Vice President of U.S. Consumer Marketing at Wm. Wrigley Jr. Company, a manufacturer and marketer of quality confectionary products from September 2001 through October 2004. From 1999 to 2001, Ms. Olson served as Executive Vice President of Marketing at Nordstrom.com. From 1997 to 1999, Ms. Olson was the Vice President of Global Marketing, Nutrition and Consumer Sector for Monsanto Life Sciences. Prior to Monsanto, Ms. Olson held various marketing positions at Quaker Oats Company for a period of ten years, including two years as Director of Marketing, Gatorade Europe. Ms. Olson received her B.S. from the University of Illinois and her M.B.A. from the University of Chicago.

Timothy M. Bender has served as our President of Worldwide Consumer Group since January 2002, and served as our Senior Vice President of Sales and Marketing from July 1999 to December 2001 and as our Senior Vice President of Sales from November 1997 to June 1999. Prior to joining us, he served as the Director of National Accounts at Yes! Entertainment Corporation, a toy and entertainment products company, from October 1994 to January 1997, and as Senior Vice President of Sales from February 1997 to October 1997. From 1984 to1994, Mr. Bender was at Lego Systems, Inc., and served in various positions including Senior National Account Manager. Mr. Bender has a B.S. from Bradley University.

Jessie Woolley-Wilson has served as our Executive Vice President, President of SchoolHouse Group since December 2004. She joined LeapFrog in June 2003 as the Vice President of Marketing Programs for our SchoolHouse division and was promoted to Vice President of Marketing for our SchoolHouse division in May 2004. Prior to joining us, she served as Vice President of Marketing, Sales, Training and Business Development at The College Board, a non-profit membership association that connects students to college success and opportunity, from 2000 through 2002. From 1996 to 1999, Ms. Woolley-Wilson served as President and General Manager of Crimson & Brown Associates a professional services company. Ms. Woolley-Wilson received her B.A. from the University of Virginia and her M.B.A. from Harvard University.

Mark B. Flowers has served as our Executive Vice President, Chief Technology Officer since January 2002. Previously, he served as our Vice President of Technology from January 2001 to December 2001, and as our Vice President of Engineering from July 1998 to December 2000. Prior to joining us, Mr. Flowers was Vice President of Hardware Engineering and a director of Explore Technologies, Inc. from September 1995 until we acquired substantially all of Explore Technologies' assets and business in July 1998. He holds several patents in electronics design and has a B.S. and an M.S. from the Massachusetts Institute of Technology.

Madeline T. Schroeder has served as our Executive Vice President, Product Development and Publishing since February 2004 and served as our Senior Vice President, Worldwide Publishing Services from June 2002 to February 2004 and as Vice President, Publishing from April 2001 to June 2002. From 1998 to 2001, Ms. Schroeder served as an interim operating executive across a variety of industries, including online syndication, electronic gaming and elder care, including serving as the Chief Executive Officer and President of Mambo.com, an integrated invitations and payment service. Ms. Schroeder holds a B.A. from the University of California, Berkeley.

Robert L. Moon has served as our Senior Vice President, Chief Information Officer since February 2005. Prior to joining us, he served as Chief Information Officer and Vice President of Global Corporate Information Systems at Viewsonic Corporation, a global provider of visual display technology products, such as liquid crystal displays and cathode ray tube monitors, from January 2001 through February 2005. From November 1999 to December 2000, Mr. Moon served as Senior Vice President of Operations at Unibex, Inc., a business-to-business e-commerce exchange. Prior to that, from February 1995 to November 1999, Mr. Moon was the Chief Information Officer and Vice President at Micros Systems, Inc. a provider of hospitality point of sale and property management systems. Prior to entering the private sector, Mr. Moon served for 21 years as an officer of the United States Navy, retiring with the rank of Commander. His last assignment in the Navy was as Chief Information Officer and Deputy Director of Operations for the Office of Naval Research in Washington, D.C., for which he received the Navy's Distinguished Service Medal. Mr. Moon received his B.S. from the United States Naval Academy and pursued graduate studies at George Washington University in the area of management of science and technology.

Michael J. Dodd has served as our Senior Vice President, Supply Chain and Operations since April 2005. Prior to joining us, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Prior to that, from September 2000 to May 2002, Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol, or IP, routers. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of operations and strategic procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Karen L. Luey has served as our Vice President, Controller and Principal Accounting Officer since December 2005. Prior to joining us, Ms. Luey served as Vice President Finance and Corporate Controller of Sharper Image Corporation, a multi-channel specialty retailer of consumer products, from July 2000 to December 2005. From August 1997 to July 2000, Ms. Luey served as Vice President, Controller with Discovery Channel Retail, the retail division of Discovery Communications, a global media and entertainment company. From 1990 to August 1997, Ms. Luey served in various capacities at Sharper Image Corporation. Ms. Luey received her B.S. from California State University, Hayward.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge) on or through our website located at www.LeapFroginvestor.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website is not deemed to be part of this report on Form 10-K.

Item 1A. Risk Factors

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of some of the risks and uncertainties that may affect our future financial performance.

If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer.

Sales of our platforms, related software and stand-alone products typically have grown in the periods following initial introduction, but we expect sales of specific products to decrease as they mature. For example, net sales of the Classic LeapPad and My First LeapPad in our U.S. Consumer business peaked in 2002 and have been declining since. Therefore, the introduction of new products and the enhancement and extension of existing products, through the introduction of additional software or by other means, is critical to our future sales growth. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

The successful development of new products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market and technological trends accurately. Consumer preferences, and particularly children's preferences, are continuously changing and are difficult to predict. In addition, educational curricula change as states adopt new standards.

In 2005, we introduced a number of new platforms, stand-alone products, interactive books and other software for each of our three business segments, including our FLY Pentop Computer, which is targeted at an older age group of consumers than we have focused on in the past, and our Leapster L-MAX handheld for television-based learning. We cannot assure you that these products will be successful or that other products will be introduced or, if introduced, will be successful. The failure to enhance and extend our existing products or to develop and introduce new products that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

Our advertising and promotional activities may not be successful.

Our products are marketed through a diverse spectrum of advertising and promotional programs. Our ability to sell product is dependent in part upon the success of such programs. If we do not successfully market our products, or if media or other advertising or promotional costs increase, these factors could have a material adverse effect on our business and results of operations.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the infant and toddler category, preschool category and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe that we are also beginning to compete, and will increasingly compete in the future, with makers of popular game platforms and smart mobile devices such as personal digital assistants. Our SchoolHouse division competes in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

Our business depends on three retailers that together accounted for approximately 64% of our consolidated net sales in 2005, and 80% of the U.S. Consumer segment sales, and our dependence upon a small group of retailers may increase.

Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted in the aggregate for approximately 64% of our net sales in 2005. In 2005, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 29%, 20% and 15%, respectively, of our consolidated net sales. We expect that a small number of large retailers will continue to account for a significant majority of our sales and that our sales to these retailers may increase as a percentage of our total sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business, our business and operating results could be harmed.

Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to retailers to occur during the third and fourth quarters. In 2005, approximately 75% of our total net sales occurred during the latter half of the year. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand.

Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, would harm our business and operating results.

If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our retailers' inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory level of the desired products. If our inventory forecasting and production planning processes result in us manufacturing inventory levels in excess of the levels demanded by our customers, our operating results could be adversely affected due to additional inventory write-downs for excess and obsolete inventory. If the inventory of our products held by our retailers is too high, they will not place orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from a single supplier. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages. If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers, they may stop manufacturing our components at any time.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

We outsource substantially all of our finished goods assembly, using several Asian manufacturers, most of who manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers' terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, our reputation and operating results would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice. We may be unable to manufacture sufficient quantities of our finished products and our business and operating results could be harmed.

Increases in our component or manufacturing costs could reduce our gross margins.

Cost increases for our components or manufacturing services, whether resulting from shortages of materials, labor or otherwise, including, but not limited to rising cost of materials, transportation, services, labor, commodity price increases and the impact of foreign currency fluctuations could negatively impact our gross margins. Because of market condition and other factors, we may not be able to offset any such increased costs by adjusting the price of our products.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain errors or defects after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future. We are subject to the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal, state and international rules and regulatory authorities. Our products could be subject to involuntary recalls and other actions by such authorities. Concerns about potential liability may lead us to recall voluntarily selected products. Any recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

We have had significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our business.

In recent years, we grew rapidly, both domestically and internationally. We have more than doubled our net sales from $314.2 million in 2001 and $649.8 million in 2005. During this period, the number of different products we offered at retail also increased significantly, and we have opened offices in Canada, France, Macau and Mexico. We now sell our products in over 25 countries. This expansion presented, and continues to present, significant challenges for our management systems and resources and has resulted in a significant adverse impact on our operating and financial results. If we fail to improve and maintain management systems and resources sufficient to keep pace with our business needs, our operating results could continue to suffer.

We depend on key personnel, and we may not be able to hire, retain and integrate sufficient qualified personnel to maintain and expand our business.

Our future success depends partly on the continued contribution of our key executives, technical, sales, marketing, manufacturing and administrative personnel. The loss of services of any of our key personnel could harm our business. Recruiting and retaining skilled personnel is highly competitive. If we fail to retain, hire, train and integrate qualified employees and contractors, we will not be able to maintain and expand our business. There can be no assurance that the members of our existing management team will be able to manage our company or our growth.

Part of our compensation package includes stock and/or stock options. If our stock performs poorly, it may adversely affect our ability to retain or attract key employees. In addition, because we will be required to treat all stock-based compensation as an expense beginning in fiscal 2006, we may experience increased compensation costs. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

Our international consumer business may not succeed and subjects us to risk associated with international operations.

We derived approximately 20% of our net sales from markets outside the United States in 2005. In 2006, we are planning to expand our international product offerings and markets. However, these and other efforts may not help increase sales of our products outside the United States, or achieve expected margins.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- political and economic instability, military conflicts and civil unrest;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations; and
- limitations, including taxes, on the repatriation of earnings.

Any difficulty with our international operations could harm our future sales and operating results.

Our future growth will depend in part on our Education and Training group, which may not be successful.

We launched our Education and Training group in June 1999 to deliver classroom instructional programs to the pre-kindergarten through 8th grade school market and explore adult learning opportunities. To date, the SchoolHouse division, which accounts for substantially all of the results of our Education and Training segment, has incurred cumulative operating losses. Sales from our SchoolHouse division's curriculum-based products will depend principally on broadening market acceptance of those products, which in turn depends on a number of factors, including:

- our ability to demonstrate to decision-makers the usefulness of our products to supplement traditional teaching practices;

- the willingness of teachers, administrators, parents and students to use products in a classroom setting from a company that may be perceived as a toy manufacturer;
- the effectiveness of our sales force;
- our ability to generate recurring revenue from existing customers through various marketing channels; and
- the availability of state and federal government funding to defray, subsidize or pay for the costs of our products which may be severely limited due to budget shortfalls and other factors.

If we cannot continue to increase market acceptance of our SchoolHouse division's supplemental educational products, the division may not be able to sustain its recent operating profits and our future sales could suffer.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results. For additional discussion of litigation related to the protection of our intellectual property, see "Item 3—Legal Proceedings.—*LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.*"

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming, and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third-party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. For more information regarding this see "Item 3—Legal Proceedings—*Tinkers & Chance v. LeapFrog Enterprises, Inc.*"

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment in the U.S. and international markets. U.S. federal, state and local governmental entities regulate many aspects of our business, including products and the importation of products. Such regulations may include accounting standards, taxation requirements, trade restrictions, safety and other administrative and regulatory restrictions. Compliance with or changes in these and other laws and regulations could impose additional costs on the conduct of our business, and failure to comply with these and other laws and regulations or changes in these and other laws and regulations may impose additional costs or cause us to change the conduct of our business.

From time to time, we are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

We are subject from time to time to regulatory investigations, litigation and arbitration disputes. As the outcome of these matters is difficult to predict, it is possible that the outcomes of any of these matters could have a material adverse effect on the business. For more information regarding litigation see "Item 3. Legal Proceedings," in this report.

Weak economic conditions, armed hostilities, terrorism, natural disasters, labor strikes or public health issues could have a material adverse effect on our business.

Weak economic conditions in the U.S. or abroad as a result of lower consumer spending, lower consumer confidence, higher inflation, higher commodity prices, such as the price of oil, political conditions, natural disaster labor, strikes or other factors could negatively impact our sales or profitability. Furthermore, armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad could cause damage and disruption to our company, our suppliers or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain, by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, our Los Gatos, California engineering office and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

If we are unable to improve our system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005 and December 31, 2004. The assessment for 2005 identified a material weakness in our internal controls in our financial statement close process as of December 31, 2005 and the 2004 assessment identified material weaknesses in our internal controls for the areas of accounts receivable, information technology and cost of goods sold and inventory. Discussion of the weakness in 2005 and our responsive measures are summarized in "Item 9A. Controls and Procedures" of our 2005 Form 10-K. Although we received an unqualified opinion on our 2005 and 2004 financial statements, the efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements in the future are subject to continued management review supported by confirmation and testing by our internal auditors, as well as oversight by the audit committee of our board of directors. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or prevent us from accurately reporting our financial results or cause us to fail to meet our reporting obligations in the future. In addition, we cannot assure you that we will not in the future identify further material weaknesses in our internal control over financial reporting that we have not discovered to date. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could result in the decrease of the market price of our Class A common stock.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. As of December 31, 2005, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.6 million shares of our Class B common stock, which represents approximately 53% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- the payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

This control by Mr. Ellison could depress the market price of our Class A common stock or delay or prevent a change in control of LeapFrog.

The limited voting rights of our Class A common stock could negatively affect its attractiveness to investors and its liquidity and, as a result, its market value.

The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of our Class B common stock have various additional voting rights, including the right to approve the issuance of any additional shares of Class B common stock and any amendment of our certificate of incorporation that adversely affects the rights of our Class B common stock. The difference in the voting rights of our Class A common stock and Class B common stock could diminish the value of our Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock attribute value to the superior voting or other rights of our Class B common stock.

Provisions in our charter documents, Delaware law and our credit facility agreement may delay or prevent an acquisition of our company, which could decrease the value of our Class A common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third-party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent and the voting power associated with our Class B common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used by our board of directors to affect a rights plan or "poison pill" that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. In addition, under the terms of our credit agreement, we may need to seek the written consent of our lenders of the acquisition of our company.

Our stockholders may experience significant additional dilution upon the exercise of options or issuance of stock awards.

As of December 31, 2005, there were outstanding awards under our equity incentive plans that could result in the issuance of approximately 6.8 million shares of Class A common stock. To the extent we issue shares upon the exercise of any of options, performance-based stock awards or other equity incentive awards issued under our 2002 Equity Incentive Plan, investors in our Class A common stock will experience additional dilution.

Our stock price could become more volatile and your investment could lose value.

All the factors discussed in this section could affect our stock price. The timing of announcements in the public markets regarding new products, product enhancements by us or our competitors or any other material announcements could affect our stock price. Speculation in the media and analyst community, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The table below identifies a list of material property locations that we currently hold. In addition to these properties, we have leased properties for administration, sales and operations in Texas, Arkansas, Canada, England, France, Mexico and China, each of which is less than 10,000 square feet of space, respectively.

Location	Use	Square Feet	Type of Possession	Lease Expiration Date
Fontana, California	Distribution Center	600,000	Lease	2010
Fontana, California	Distribution Center	127,000	Lease	2006
Ontario, California	Distribution Center	109,000	Lease	2008
Emeryville, California	Headquarters-operations for our three business segments	103,000	Lease	2016
Los Gatos, California	Engineering, research and development	19,300	Lease	2007
Hong Kong, China	Asian administration and logistics	12,877	Lease	2007
Austin, Texas	Education and Training operations	10,000	Lease	2008
New York City, New York	Trade showroom	10,000	Lease	2006

Item 3. Legal Proceedings.

In the ordinary course of our business, we are from time to time subject to litigation, including the following:

Tinkers & Chance v. LeapFrog Enterprises, Inc.

On August 1, 2005, a complaint was filed against us in the eastern federal district court of Texas by Tinkers & Chance, a Texas partnership. The complaint alleges that we have infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States and/or importing our LeapPad and Leapster platforms and other unspecified products. Tinkers & Chance seeks unspecified monetary damages, including triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief. On September 23, 2005, we filed a motion to transfer the case to the Northern District of California and further filed an action against Tinkers & Chance in the Northern District of California seeking declaratory relief that our products do not infringe United States Patent No. 6,739,874. On February 23, 2006, the federal district court in Texas denied our motion to transfer. On February 28, 2006, Tinkers & Chance filed a motion to amend the original complaint to add a claim that we infringe United States Patent No. 7,006,786. Discovery has not commenced and no trial date has been set.

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, we filed a complaint in the federal district court of Delaware against Fisher-Price, Inc., No. 03-927 GMS, alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. We are seeking damages and injunctive relief. Trial by jury began on May 16, 2005. On May 27, 2005, the district court declared a mistrial because the jury was unable to reach a unanimous verdict, and the parties stipulated to have the case decided by the court based on the seven-day trial record. The parties completed post-trial briefing in August 2005. The parties are awaiting a verdict by the court.

LeapFrog Enterprises, Inc. v. Lexington Insurance Co.

On October 21, 2004, we filed a complaint in the Superior Court of the State of California, County of Alameda, against Lexington Insurance Co., No. RG04181463, alleging breach of contract and bad faith in denying us coverage for our costs with respect to patent infringement claims filed against us in three prior litigations. We are seeking approximately $3.5 million in damages to recover our defense fees and indemnity payments. A hearing on cross-motions for summary judgment was held on November 3, 2005, and on January 4, 2006, the court granted our motion for summary adjudication on three causes of action.

Stockholder Class Actions

On December 2, 2003, a class action complaint entitled *Miller v. LeapFrog Enterprises, Inc., et al.*, No. 03-5421 RMW, was filed in federal district court for the Northern District of California against us and certain of our current and former officers and directors alleging violations of the Securities Exchange Act of 1934, or 1934 Act. Subsequently, three similar actions were filed in the same court: *Weil v. LeapFrog Enterprises, Inc., et al.* , No. 03-5481 MJJ; *Abrams v. LeapFrog Enterprises Inc., et al.*, No. 03-5486 MJJ; and *Ornelas v. LeapFrog Enterprises, Inc.*, et al., No. 03-5593 SBA. Each of those complaints purported to be a class action lawsuit brought on behalf of persons who acquired our Class A common stock during the period of July 24, 2003 through October 21, 2003, except that the plaintiff in the *Weil* action sought to maintain a class action on behalf of persons who acquired our Class A common stock during the longer period of July 24, 2003 through February 10, 2004 and also alleged that our financial statements were false and misleading. The complaints did not specify the amount of damages sought. On March 31, 2005, the Court entered an order consolidating these actions, appointing lead plaintiffs, and appointing lead class counsel.

On April 25, 2005, another class action complaint entitled *The Parnassus Fund et al. v. LeapFrog Enterprises, Inc., et al.*, No. 05-01695 JSW, was filed in federal district court for the Northern District of California against us, our current CEO and our former CFO alleging violations of the 1934 Act. On June 3, 2005, a nearly identical class action complaint entitled *Fredde Gentry et al. v. LeapFrog Enterprises, Inc. et al.*, No. 05-02279 MJJ, was filed in federal district court for the Northern District of California. Both the *Parnassus* and *Gentry* complaints purport to be class actions brought on behalf of persons who acquired LeapFrog securities during the period of February 11, 2004 through October 18, 2004. The complaints alleged that the defendants caused us to make false and misleading statements about our business, operations, management and value of our common stock, which allowed insiders to sell our common stock at artificially inflated prices and which caused plaintiffs to purchase our common stock at artificially inflated prices. Neither of these complaints specified the amount of damages sought.

On June 17, 2005, lead plaintiffs in the class actions that were consolidated under the March 31, 2005 order filed a consolidated complaint. The consolidated complaint alleged that the defendants caused us to make false and misleading statements about our business and forecasts about our financial performance, that certain of our individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information, and that certain of our financial statements were false and misleading. The consolidated complaint also alleged an expanded class period of July 24, 2003 through October 18, 2004 (thereby including the purported class period of the *Parnassus* and *Gentry* complaints), and sought unspecified damages. On May 10, 2005 and June 28, 2005, lead plaintiffs for the *Miller,* etc. actions also filed notices to relate and consolidate the *Parnassus* and *Gentry* actions, respectively, with the original class actions that had been consolidated by the March 31, 2005 order. In July 2005, the Court entered an order relating the *Parnassus* and *Gentry* actions with the cases consolidated under the March 31, 2005 consolidation order. On November 23, 2005, the Court entered an order appointing the plaintiffs in the *Parnassus* action as lead plaintiffs. On January 27, 2006, the lead plaintiffs filed an amended and consolidated complaint. The class period and defendants are identical to that alleged in the complaint filed on June 17, 2005 by the previous lead plaintiffs, and the substantive allegations are largely the same. By stipulation and order, we are due to respond to the amended and consolidated complaint on March 27, 2006. Discovery has not commenced and no trial date has been set.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to our stockholders during the fourth quarter of our 2005 fiscal year.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." There is no established public trading market for the Class B common stock. On February 17, 2006, there were approximately 1,667 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading. Therefore the 2004 values differ slightly from our prior year filing, which used end of day prices.

2005	High	Low
First quarter	$13.85	$10.05
Second quarter	$12.10	$ 9.20
Third quarter	$15.35	$11.13
Fourth quarter	$15.19	$11.30
2004	**High**	**Low**
First quarter	$32.24	$18.40
Second quarter	$23.84	$18.40
Third quarter	$22.60	$16.16
Fourth quarter	$21.45	$11.50

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings into the business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Item 6. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2005, have been derived from our consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

	For the Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$649,757	$640,289	$680,012	$531,772	$314,243
Gross profit	279,636	259,045	340,144	270,041	144,645
Income (loss) from operations	20,953	(13,983)	109,458	71,351	16,435
Net income (loss)	$ 17,500	$ (6,528)	$ 72,675	$ 43,444	$ 9,669
Net income (loss) per common share:					
Basic	$ 0.28	$ (0.11)	$ 1.27	$ 1.09	$ 0.29
Diluted	$ 0.28	$ (0.11)	$ 1.20	$ 0.86	$ 0.25
Shares used in calculating net income (loss) per share:					
Basic	61,781	59,976	57,246	39,695	33,449
Diluted	62,329	59,976	60,548	50,744	38,470

	December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 72,072	$ 88,747	$112,603	$ 73,327	$ 8,269
Restricted cash	150	8,418	—	—	—
Working capital (1)	410,740	376,610	368,456	224,685	117,960
Total assets	605,829	559,794	552,659	397,682	221,973
Long-term obligations – capital lease	570	—	—	—	61,163
Redeemable convertible Series A preferred stock	—	—	—	—	24,139
Total stockholders' equity	466,323	434,500	415,146	268,798	72,848

(1) Current assets less current liabilities

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Overview

LeapFrog's mission is to become the leading brand for quality, technology-based educational products for home, school and work for all ages around the world. We believe that LeapFrog is in the early stage of accomplishing this mission. To date, we have established our brand and products largely focused on infants, toddlers and children in preschool through grade school and primarily in the U.S. retail market. While we believe that LeapFrog is, first and foremost, an educational products company, we use the toy form and price points to make learning fun and cost-effective. As a result, our sales in our U.S. Consumer and International segments, our largest business segments, currently are generated in the toy aisles of retailers. We have sold the products of our Education and Training segment predominantly to educational institutions.

We design, develop and market technology-based educational platforms, related interactive content research-based curriculum, and stand-alone products for sale to retailers, distributors and schools. We operate three business segments, which we refer to as U.S. Consumer, International, and Education and Training. For further information regarding our three business segments, see Note 20 to our consolidated financial statements contained in Item 8 of this annual report.

The market for toy retailers has seen, and continues to see, consolidation. In addition to the traditional channel of specialty toy retailers, of which Toys "R" Us has become the major player, the mass-market retail channel has grown in importance. For example, Wal-Mart, Target and a number of regional mass-market retailers have seen growth in their market shares within the U.S. toy retail market. The mass-market retailers have certain competitive advantages in the highly seasonal toy market because they have the ability to dedicate a significant amount of shelf space to toys during the fall holiday season, and then reduce the allocated shelf space for toys during the rest of the year. In addition, these mass-market retailers have greater financial resources and lower operating expenses than traditional specialty toy retailers and have driven down pricing and reduced profit margins for us and other players in the retail toy industry. We anticipate that the toy industry's dependence on mass-market retailers will continue to grow. Partially as a result of the influence of the mass-market retailers, Toys "R" Us conducted a strategic evaluation of its worldwide assets, and in July 2005 was acquired by a private investment group. On January 9, 2006, Toys "R" Us announced it will close 75 store locations and convert another 12 locations into Babies "R" Us stores. This restructuring will result in a reduction of the number of products that Toys "R" Us purchases from us, though the dollar impact is currently unknown.

Our consolidated net sales in 2005 were $649.8 million, an increase of $9.5 million or 1.5% compared to 2004. On a constant currency basis which assumes that foreign currency exchange rates were the same in 2005 as 2004, total company net sales increased 1.5% from 2004 to 2005. Sales growth in our U.S. Consumer segment was partially offset by sales declines in our International and Education and Training segments. The U.S. Consumer business grew primarily due to the introduction of our FLY Pentop Computer and related software and accessories in the third quarter for the October 2005 product launch. In addition, the U.S. Consumer segment experienced significant demand for our screen-based products including the Leapster L-MAX system, which was introduced in the third quarter of 2005. These sales increases were partially offset by continuing declines in our LeapPad family of products in the U.S. Consumer segment.

Our gross margins in 2005 increased by 2.5 percentage points to 43.0% in 2005 from 40.5% in 2004. Gross margins improved in all segments of the business, particularly in our U.S. Consumer segment. Gross margins improved in the U.S. Consumer segment primarily due to improved product mix, lower expense for excess and obsolete inventory and lower freight expenses.

Our selling, general and administrative expenses increased by $5.4 million, or 4.5%, in 2005 compared to 2004. Selling, general and administrative expenses consist primarily of salaries and related employee benefits, legal fees, marketing expenses, systems costs, rent, office equipment, supplies and professional fees related to process improvements and Sarbanes-Oxley compliance. The increase was primarily due to higher legal expense attributable to enforcing our patents, higher consulting and auditing fees resulting from process improvements and other activities related to compliance with the Sarbanes-Oxley Act, as well as higher employee costs resulting from restructuring related charges from our LeapFrog realignment plan.

Our research and development expenses decreased by $8.6 million, or 14.2%, in 2005 compared to 2004. Research and development expenses consist primarily of costs associated with content development, product development and product engineering. The decrease was primarily due to lower costs for the content and development of our FLY Pentop Computer product in 2005 than in 2004.

Our advertising expense decreased by $13.2 million, or 15.9%, in 2005 compared to 2004. Advertising expenses consist primarily of television advertising, cooperative advertising and in-store displays. The decrease was primarily due to our cost containment efforts, higher advertising costs in 2004 for printing and distribution of our U.S. Consumer catalogs, and higher 2004 in-store Leapster platform merchandising displays.

Our depreciation and amortization expenses consist primarily of depreciation of fixed assets and capitalized website development costs and amortization of intangibles. These expenses exclude depreciation of manufacturing tools and capitalized content development costs, which are classified in cost of sales.

Our income from operations increased by $34.9 million, from a loss of $14.0 million in 2004, to income of $21.0 million in 2005. The increase was primarily driven by higher sales in our U.S. Consumer segment, lower research and development and advertising expenses, partially offset by higher selling, general and administrative expenses.

In our U.S. Consumer segment, we market and sell our products directly to national and regional mass-market and specialty retailers as well as to other retail stores through sales representatives. Our U.S. Consumer segment is our most developed business, and is subject to significant seasonal influences, with the substantial majority of our sales occurring in the third and fourth quarters. In 2005, this segment represented approximately 74% of our total net sales. Although we are expanding our retail presence by selling our products to bookstores and electronics and office supply stores, the vast majority of our U.S. Consumer sales are to a few large retailers. Net sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 80% of our U.S. Consumer segment sales in 2005 compared to 86% in 2004 and 79% in 2003. As a percentage of our consolidated net sales, combined net sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 64%, 64% and 68% of our consolidated net sales in 2005, 2004 and 2003, respectively.

As we ended 2005, inventory levels at our U.S. retailers increased over the prior year, due in part to the stocking of the FLY Pentop Computer, which was not carried in 2004. We believe overall retail inventories will be reduced in 2006, which would unfavorably impact our 2006 sales.

In our International segment, we sell our products outside the United States directly to retailers and through various distribution and strategic arrangements. We have four direct sales offices in the United Kingdom, Canada, France and Mexico. We also maintain various distribution and strategic arrangements in countries such as Australia, Japan, Germany and Korea among others. The International segment represented approximately 20% of our total net sales in 2005. In 2006, we plan on expanding our language offerings of Leapster and Leapster L-MAX into French and Spanish, which would allow us to introduce new products into several existing markets.

Our Education and Training segment, which is represented almost entirely by our SchoolHouse division, currently targets the pre-kindergarten through 8th grade school market in the United States, including sales directly to educational institutions, to teacher supply stores and through catalogs aimed at educators. The Education and Training segment represented approximately 6% of our total net sales in 2005. This segment experienced sales declines partially attributable to transitions in management and attrition of key sales personnel as a result of an investigation related to a transaction in a large school district. By the end of 2005, we had installed a new SchoolHouse leadership team, including a new president, vice president of marketing and vice president of sales. In addition we replaced approximately 40% of our sales representatives.

LeapFrog Realignment Plan

In the first quarter of 2005, we announced a three-pronged company-wide realignment initiative designed to address the following objectives:

- Restore profitability;
- Strengthen our infrastructure and business processes; and
- Generate growth.

Key actions to restore profitability included:

- Reduced headcount in our U.S. Consumer and International segments by 19% in 2005. The cost to achieve these workforce savings was approximately $2.5 million. Beginning in the third quarter of 2005 we realized the full financial benefit of these workforce reductions, as well as other cost containment actions. Partially offsetting these cost reductions were investments to improve business processes and to grow our business. Specifically, we have increased headcount in our SchoolHouse division, and we invested in technology, process improvements and in the marketing of our new products, including our FLY Pentop Computer and Leapster L-MAX platform. Overall, our operating expenses declined by $14.3 million in 2005 compared to 2004, due to the cost reductions in research and development and advertising, offset by these investments.

- Embarked on a strategy to better leverage our assets and investments to improve returns. This includes leveraging technology across products and platforms; utilizing our content assets and development tools across divisions; and realizing the global potential of the products from the outset of our product development planning cycle to minimize development costs and maximize sales and profitability.

Key actions to strengthen our infrastructure and business processes included:

- Strengthened the organization with the hiring of new personnel at both the executive and non-executive levels in our SchoolHouse division and our supply chain, finance and information technology departments. In January 2006, we also hired a new general manager for our Asian sourcing operations.
- Made improvements in our warehousing and distribution capabilities, which have improved our customer service levels in the United States.
- Began a multi-year installation of Oracle 11i, our enterprise resource planning, or ERP, system. The first phase, which included upgrading our financial systems, was completed in the third quarter of 2005. In addition to improving the quality and timeliness of the information available to make decisions, the upgraded financial systems helped remediate certain internal control issues identified and discussed in our 2004 Form 10-K. The second phase of the Oracle 11i implementation will be to improve our supply chain system. Planning has begun for this phase and implementation will begin in 2006.
- Installed an integrated three-year strategic planning process driven at the senior levels of the organization and accompanied by additional metrics, controls and monthly operating reviews. We have completed our first three-year strategic plan under this new process.
- Delivered new products to the market on time and meeting expectations. Both the Leapster L-MAX system and the FLY Pentop Computer were shipped to our retailers on our original time line and at gross margins equal to our original plan.
- Implemented core teams organized around the four main product categories of the business, which are book-based platforms, screen-based platforms, FLY Pentop Computer platform and stand-alone products. These cross-functional teams are helping us maximize growth opportunities, reduce development time and expense, and deliver products to market on time and on budget.

Key actions to generate growth included:

- Implemented an integrated three-year strategic planning process which provides for directing investments toward high growth and profitable business priorities.
- Introduced the Leapster L-MAX in the third quarter, and in the fourth quarter introduced our FLY Pentop Computer each primarily to the U.S. Consumer market. While it is too soon to know the long-term prospects for these products, sales of these products have resulted in incremental revenues for 2005. In addition, in 2006 we plan on expanding our language offerings in our screen-based products to include French and Spanish. We believe that by continuing to develop and introduce technology platforms for new and broader markets, we will be able to grow our business over the long term.

Although we have made significant progress in restoring profitability and improving business processes, there remains work to be completed and additional actions need to be taken to further strengthen our infrastructure and business processes. We particularly need to make improvements that will restore growth to our SchoolHouse and International operations and enhance our total supply chain operations. In addition, we expect that U.S. retailers will want to reduce their inventories, which would negatively impact our sales. Nonetheless, we are managing the business for the long-term, investing in process improvements and research and development that should lead to improved profitability over the long-term.

Critical Accounting Policies, Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and reported disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowances for accounts receivable, inventory valuation, intangible assets and stock-based compensation. We base our estimates on historical experience and on complex and subjective judgments often resulting from determining estimates about the impact of events and conditions that are inherently uncertain. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our consolidated financial statements. Certain accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. We believe the following critical accounting policies are the most significant in affecting judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when products are shipped and title passes to the customer provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. A small portion of our revenue related to training and subscriptions is deferred and recognized as revenue over a period of one to 18 months. We deferred less than 1% of net sales in 2005, 2004 and 2003.

Allowances for Accounts Receivable

We reduce accounts receivable by an allowance for amounts we believe will become uncollectible. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances. If the financial condition of any of our customers deteriorates, resulting in impairment of its ability to make payments, additional allowances may be required.

We provide estimated allowances for product returns, chargebacks, promotions and defectives on product sales in the same period that we record the related revenue. We estimate our allowances by utilizing historical information for existing products. For new products, we estimate our allowances for product returns on specific terms for product returns and our experience with similar products. We continually assess our historical experience and adjust our allowances as appropriate, and consider other known factors. If actual product returns, chargebacks, promotions and defective products are greater than our estimates, additional allowances may be required. Historically, our estimated allowances for accounts receivables, returns, chargebacks, promotions and defectives have been adequate to cover actual charges.

We disclose our allowances for doubtful accounts on the face of the balance sheet. Our other receivable allowances include allowances for product returns, chargebacks, defective products and promotional markdowns. These other allowances totaled $44.4 million and $45.8 million at December 31, 2005 and 2004 respectively. The decrease in other receivable allowances was primarily due to lower allowance for price corrections, offset by higher promotional allowances. These allowances are recorded as reductions of gross accounts receivable.

Inventory Valuation

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Our estimate of an allowance for slow-moving, excess and obsolete inventories is based on our management's review of on hand inventories compared to their estimated future usage, demand for our products, anticipated product selling prices and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices are less favorable than those projected by our management, additional inventory write-downs may be required. Management monitors these estimates on a quarterly basis. When considered necessary, management makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Allowances for excess and obsolete inventory were $24.2 million and $17.4 million in 2005 and 2004, respectively, and are recorded as a reduction of gross inventories.

Valuation of work-in-process inventory is an estimation of our liability for products in production at the end of each fiscal period. This estimation is based upon normal production lead-times for products we have scheduled to receive in subsequent periods, plus a valuation of products we specifically know are either completed or delayed in production beyond the normal lead-time flow. To the extent that actual work-in-process differs from the Company's estimates, inventory and accounts payable may need to be adjusted.

Intangible Assets

Intangible assets includes the excess purchase price over the cost of net assets acquired, or goodwill. Goodwill arose from our September 23, 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies on July 22, 1998. Our intangible assets had a net balance of $27.6 million and $29.5 million at December 31, 2005 and 2004, respectively and is allocated to our U.S. Consumer segment Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill and other intangibles with indefinite lives are tested for impairment at least annually. At December 31, 2005 and 2004, we had $19.5 million of goodwill and other intangible assets with indefinite lives. We tested our goodwill and other intangible assets with indefinite lives for impairment during the fourth quarter by comparing their carrying values to their estimated fair values. As a result of this assessment, we determined that no adjustments were necessary to the stated values.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, one of which is a ten-year technology license agreement entered into in January 2004 to jointly develop and customize our optical scanning technology. The determination of related useful lives and whether the intangible assets are impaired involves significant judgment. Changes in strategy or market conditions could significantly impact these judgments and require that adjustments be recorded to asset balances. We review intangible assets, as well as other long-lived assets, for impairment at least annually or whenever events or circumstances indicate that the carrying value may not be fully recoverable.

Stock-Based Compensation

Our stock-based compensation programs include stock awards, restricted stock units, performance-based equity awards and employee and non-employee stock options. For stock awards and restricted stock units, the market value of the awards at the time of grant is recorded in "Deferred Compensation" and is amortized to compensation expense on a straight-line basis over the vesting period. The vesting periods are generally three and four years, respectively. The costs of performance-based equity awards are accrued based on achieving pre-established financial measures. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms. We also grant stock options to certain of our employees for a fixed number of shares with an exercise price generally equal to the fair value of the shares on the date of grant. We use the intrinsic value method to account for stock options. Accordingly, compensation expense is only recorded for those stock option grants whose exercise price is less than the fair value of the shares on the date of the grant.

We recorded $11.7 million and $1.5 million in 2005 and 2004, respectively, of deferred compensation for new awards under our stock-based compensation programs. We recognized $2.7 million, $2.1 million and $2.2 million of expense for stock-based compensation in 2005, 2004 and 2003, respectively.

Form 10-K

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Our financial statements include sufficient accruals for probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any probable future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Results of Operations

The following table sets forth selected information concerning our results of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	57.0	59.5	50.0
Gross profit	43.0	40.5	50.0
Operating expenses:			
Selling, general and administrative	19.4	18.9	13.5
Research and development	8.1	9.5	8.5
Advertising	10.8	13.0	10.8
Depreciation and amortization	1.6	1.2	1.1
Total operating expenses	39.9	42.6	33.9
Income (loss) from operations	3.1	(2.2)	16.1
Interest and other income, net	0.4	0.2	0.9
Income (loss) before provision for income taxes	3.5	(1.9)	17.0
(Benefit) provision for income taxes	1.0	(0.9)	6.3
Net income (loss)	2.5%	(1.0)%	10.7%

Twelve Months Ended December 31, 2005 Compared To Twelve Months Ended December 31, 2004

Net Sales

Net sales increased by $9.5 million, or 1.5%, from $640.3 million in 2004 to $649.8 million in 2005. On a constant currency basis, which assumes that foreign currency exchange rates were the same in 2005 as 2004, total company net sales increased 1.5% from 2004 to 2005.

Net sales for each segment and its percentage of total company net sales were as follows:

	Year Ended December 31,					
	2005		2004		Change	
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$478.3	74%	$431.9	67%	$ 46.4	11%
International	131.2	20%	153.2	24%	(22.0)	(14)%
Education and Training	40.3	6%	55.2	9%	(14.9)	(27)%
Total Company	**$649.8**	100%	**$640.3**	100%	**$ 9.5**	**1.5%**

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales increased by $46.4 million, or 11%, from $431.9 million in 2004 to $478.3 million in 2005. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
	2005(1)	2004(1)	$(1)	%	2005	2004
Platform	$196.2	$173.7	$22.5	13.1%	41.0%	40.2%
Software	145.7	128.9	16.8	13.1%	30.5%	29.9%
Stand-alone	136.4	129.3	7.1	5.6%	28.5%	29.9%
Total U.S. Consumer Net Sales	**$478.3**	**$431.9**	**$46.4**	**10.8%**	**100%**	**100%**

(1) In millions.

The net sales increase in this segment year-over-year was primarily a result of the following factors:

- Introduction of our FLY Pentop Computer and related software and accessories, which began shipping to retail customers in the third quarter of 2005 for our October 2005 product launch.
- Introduction of our Leapster L-MAX system in the third quarter which added to the increased demand for our screen-based platforms and related software products. In total sales of our screen-based products more than doubled.
- Higher demand for our stand-alone products, specifically for our Fridge Phonics and Alphabet Pal products.

These factors were partially offset by continued decline in sales of our LeapPad family of products.

International. Our International segment's net sales decreased by $22.0 million, or 14 %, from $153.2 million in 2004 to $131.2 million in 2005. On a constant currency basis, net sales decreased 14% from 2004 to 2005.

The net sales decrease in our International segment was primarily due to a significant decrease in our United Kingdom and Canadian markets. Factors driving this decline were:

- Lower demand for our LeapPad family of products.
- Weak sales forecasting and inventory production planning processes, which caused a few key items to be out of stock in the third and fourth quarters of 2005, resulting in lost sales.
- Increased competition in our screen-based platforms.

These negative factors were partially offset by sales growth in Mexico, Spain and France.

Education and Training. Our Education and Training segment's net sales decreased by $14.9 million, or 27.0% from $55.2 million in 2004 to $40.3 million in 2005. Our Education and Training segment's net sales decline was primarily a result of the following factors:

- Transition in management and attrition of key sales personnel due to an investigation related to a transaction in a large school district.
- Lengthened sales cycle as we pursue orders involving larger installations which require additional district and some state level approvals.
- Release of federal funds to districts later in 2005 compared to 2004 in several key states.

By the end of 2005, we completed installation of a new leadership team, including a new SchoolHouse division president, vice president of marketing and vice president of sales. In addition we have replaced approximately 40% of our direct sales force.

Form 10-K

Gross Profit

The gross profit in dollars for each segment and the related gross profit percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$193.8	40.5%	$158.4	36.7%	$35.4	22%
International	59.5	45.3%	65.6	42.8%	(6.1)	(9)%
Education and Training	26.3	65.3%	35.1	63.5%	(8.7)	(25)%
Total Company	**$279.6**	43.0%	**$259.0**	40.5%	**$20.6**	**8%**

(1) In millions.

U.S. Consumer. The 3.8 percentage point increase in our U.S. Consumer segment's gross profit percentage year-over-year was primarily the result of the following:

- Shipments to retail customers in the third and fourth quarters of our FLY Pentop Computer and related software and accessories, which have relatively strong margins.
- Reduced sales allowances in 2005 compared to 2004 when customers received allowances to offset operational issues encountered during the start up of our new distribution facility in the third quarter of 2004.
- Lower freight costs in 2005 compared to 2004 when costs were incrementally higher due to the use of air freight to address certain transition issues into our Fontana warehouse in the third quarter.

- Lower expense for excess and obsolete inventory compared to 2004 when we had higher expense primarily related to raw materials at the factories and slow moving products.

These factors were partially offset by increased sales throughout 2005 of our screen-based platforms, which have lower margins, and price reductions on our older platforms.

International. The 2.5 percentage point increase in our International segment's gross profit percentage year-over-year was primarily due to favorable product mix and lower freight, warehouse and royalty expenses.

Education and Training. The 1.8 percentage point increase in our Education and Training segment's gross profit percentage year-over-year was primarily due to favorable product mix and lower freight, warehouse and amortization of content and video expenses.

Selling, General and Administrative Expenses

The selling, general and administrative expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,					
	2005		2004		Change	
Segment	$(1)	% of Total Segment's Net Sales	$(1)	% of Total Segment's Net Sales	$(1)	%
U.S. Consumer	$ 90.0	18.8%	$ 82.9	19.2%	$ 7.0	9%
International	14.7	11.2%	17.1	11.2%	(2.4)	(14)%
Education and Training	21.5	53.4%	20.8	37.6%	0.8	4%
Total Company	**$126.2**	19.4%	**$120.8**	18.9%	**$ 5.4**	**5%**

(1) In millions.

We record all indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and Education and Training segments.

The $5.4 million increase year-over-year in selling, general and administrative expenses was primarily due to the following factors affecting our U.S. Consumer segment:

- Higher legal expense of approximately $3.2 million primarily attributable to enforcing our patents.
- External support costs of approximately $2.8 million primarily related to process improvements within our supply chain operation.
- Higher employee costs resulting from restructuring related charges from our LeapFrog realignment plan announced during the first quarter of 2005. During 2005, we incurred approximately $2.5 million of expense due to the workforce reduction.
- Higher consulting and auditing fees of $2.2 million, which primarily include expenses resulting from compliance with the Sarbanes-Oxley Act internal control requirements.

These factors were partially offset by our cost containment efforts, especially in the U.S. Consumer and International segments.

Research and Development Expenses

The research and development expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Total Segment's Net Sales	$(1)	% of Total Segment's Net Sales	$(1)	%
U.S. Consumer	$46.3	9.7%	$54.3	12.6%	$(8.0)	(15)%
International	2.7	2.0%	3.7	2.4%	(1.1)	(29)%
Education and Training	3.4	8.5%	3.0	5.4%	0.4	15%
Total Company	**$52.4**	8.1%	**$61.0**	9.5%	**$(8.6)**	**(14)%**

(1) In millions.

We classify research and development expenses into two categories, product development and content development. Product development expense reflects the costs related to the conceptual design, engineering and testing stages of our platforms and stand-alone products. Content development expense reflects the costs related to the conceptual, design and testing stages of our software and books. These expenses were as follows:

	Year Ended December 31,				Change	
	2005		2004			
	$(1)	% of Net Sales	$(1)	% of Net Sales	$(1)	%
Content development	$26.1	4.0%	$32.0	5.0%	$(5.9)	(18)%
Product development	26.3	4.0%	29.0	4.5%	(2.7)	(9)%
Research and development	**$52.4**	8.1%	**$61.0**	9.5%	**$(8.6)**	**(14)%**

(1) In millions.

The $8.6 million decrease in year-over-year spending for research and development was primarily due to decreased spending in our U.S. Consumer segment for our FLY Pentop Computer platform.

Advertising Expense

The advertising expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Total Segment's Net Sales	$(1)	% of Total Segment's Net Sales	$(1)	%
U.S. Consumer	$52.5	11.0%	$63.2	14.6%	$(10.7)	(17)%
International	17.0	13.0%	19.6	12.8%	(2.6)	(13)%
Education and Training	0.5	1.1%	0.4	0.7%	0.1	25%
Total Company	**$70.0**	10.8%	**$83.2**	13.0%	**$(13.2)**	**(16)%**

(1) In millions.

The $13.2 million decrease in year-over-year advertising expense was primarily related to:

- Cost containment efforts.
- Reduced spending in our U.S. Consumer segment on in-store display units and merchandising, and the elimination of our mail-order catalog costs.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses increased year-over-year by $2.2 million, or 27%, from $8.0 million in 2004, to $10.1 million in 2005. As a percentage of net sales, depreciation and amortization expense increased from 1.2% in 2004 to 1.6% in 2005. The increase in depreciation and amortization expense was primarily due to higher depreciation expense for computers, capitalized software and leasehold improvements.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$ (4.9)	(1.0)%	$(49.8)	(11.5)%	$ 44.9	90%
International	24.9	19.0%	24.9	16.3%	0.0	0%
Education and Training	0.9	2.3%	10.9	19.8%	(10.0)	(92)%
Total Company	**$20.9**	3.2%	**$(14.0)**	(2.2)%	**$ 34.9**	

(1) In millions.

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and Education and Training segments.

U.S. Consumer. The lower year-over-year loss from operations in our U.S. Consumer segment was primarily due to higher sales and stronger gross margins, as well as lower operating expenses.

International. The year-over-year operating income increase in our International segment was primarily due to lower operating expenses, partially offset by reduced sales.

Education and Training. The year-over-year operating income decrease in our Education and Training segment was due to lower sales and higher operating expenses, primarily due to increased headcount in 2005 compared to 2004.

Other

Net Interest Income and Other (Expense) Income, net. Net interest income increased by $1.7 million from $1.7 million in 2004 to $3.4 million in 2005. This increase was due to higher interest rates in 2005 on invested balances.

Tax Rate. Our effective tax rate for the year ended December 31, 2005 is 26.5% as compared to 47.6% in 2004. The change in effective tax rate was due to the mix of United States and international pre-tax income in 2005 as compared to 2004, higher research and development tax credits in 2005 and higher exempt interest income in 2005, partially offset by reduced benefits from our international sourcing operations in 2005. In 2005, we reported a pre-tax loss from our United States operations of $1,297 and a pre-tax income from our international operations of $25,094. In 2004, we reported a pre-tax loss from United States operations of $13,514 and a pre-tax income from our international operations of $1,057. In the event we are unable to generate sufficient income or implement effective tax planning strategies, we would not be able to realize the benefit of our deferred tax assets, such as these tax credits, and our effective tax rate would increase.

Net Income (Loss)

Net income (loss) improved by $24.0 million from a loss of $6.5 million in 2004 to income of $17.5 million in 2005 due to increased net sales, lower operating expenses and higher interest income. As a percentage of net sales, net income increased from a loss of 1.0% in 2004 to a gain of 2.5% in 2005.

Twelve Months Ended December 31, 2004 Compared To Twelve Months Ended December 31, 2003

Net Sales

Net sales decreased by $39.7 million, or 6%, from $680.0 million in 2003 to $640.3 million in 2004. On a constant currency basis, which assumes that foreign currency exchange rates were the same in 2004 as 2003, total company net sales decreased 7% from 2003 to 2004.

Net sales for each segment and its percentage of total company net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$431.9	67%	$546.0	80%	$(114.1)	(21)%
International	153.2	24%	96.6	14%	56.6	59%
Education and Training	55.2	9%	37.5	6%	17.8	47%
Total Company	**$640.3**	100%	**$680.0**	100%	**$ (39.7)**	**(6)%**

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales decreased by $114.1 or 21% from $546.0 million in 2003 to $431.9 million in 2004. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	Net Sales		Change		% of Total	
	Year Ended December 31,				Year Ended December 31,	
	2004(1)	2003(1)	$(1)	%	2004	2003
Platform	$173.7	$232.9	$ (59.2)	(25)%	40.2%	42.7%
Software	128.9	175.9	(47.0)	(27)%	29.9%	32.2%
Stand-alone	129.3	137.2	(7.9)	(6)%	29.9%	25.1%
Total U.S. Consumer Net Sales	**$431.9**	**$546.0**	**$(114.1)**	**(21)%**	**100.0%**	**100.0%**

(1) In millions.

The net sales decrease in this segment year-over-year was primarily a result of the following factors:

- Lower sales of our more established platforms and related software, primarily the Classic LeapPad system, and to a lesser extent, our My First LeapPad and Quantum LeapPad systems. This was partially offset by higher sales of Leapster and LittleTouch LeapPad platforms and software.
- Retailers were reluctant to take on additional inventory and were lowering their inventory levels throughout 2004. We estimate that retailers reduced their inventory levels of our products by approximately $30 million, based on wholesale prices, by the end of 2004 from year end 2003 levels.
- Price reductions on some of our LeapPad family of platforms and higher sales allowances.
- Weaker holiday toy sales in the United States.

International. Our International segment's net sales increased by $56.6 million, or 59%, from $96.6 million in 2003 to $153.2 million in 2004. On a constant currency basis, net sales increased 47% from 2003 to 2004. The favorable currency impact was due to the strength of the Canadian dollar and the British pound, and to a lesser extent, the Euro. The increase in our International segment was primarily due to:

- Higher sales in the United Kingdom and Canada, and to a lesser extent, increased sales in France. Increases were primarily due to greater market penetration resulting from more localized products and increased brand awareness.
- Higher sales to distributors. Sales increased in Australia due to an effective marketing campaign conducted by our distributor, which resulted in increased shelf space and brand awareness, and in 2004, we entered into the German-language market in Europe.
- A decrease in sales to Korea due to the termination of our relationship with our primary distributor, which partially offset sales gains.

Despite the large increase in sales in our International segment in 2004, we experienced a slowdown in LeapPad platform sales by our major customers in Canada and the United Kingdom during the fourth quarter of 2004. This trend indicated that LeapPad platform sales are maturing in these countries.

Education and Training. Our Education and Training segment's net sales increased by $17.8 million, or 47% from $37.5 million in 2003 to $55.2 million in 2004. Our SchoolHouse division accounts for substantially all of the results of our Education and Training segment. The increase in net sales in this segment was primarily due to larger orders resulting from the continued market penetration of this segment's flagship product, the LeapTrack learning system. In addition, our SchoolHouse division experienced strong sales of our interactive content library resulting from successful direct marketing promotions, an overall expansion of a dedicated sales force, and increased product offerings and brand awareness.

Gross Profit

The gross profit in dollars for each segment and the related gross profit percentage of segment net sales were as follows:

	Year Ended December 31,					
	2004		2003		Change	
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$158.4	36.7%	$266.1	48.7%	$(107.7)	(40)%
International	65.6	42.8%	51.4	53.2%	14.2	28%
Education and Training	35.1	63.5%	22.7	60.5%	12.4	55%
Total Company	**$259.0**	40.5%	**$340.1**	50.0%	**$ (81.1)**	**(24)%**

(1) In millions.

U.S. Consumer. The 12.0 percentage point decrease in our U.S. Consumer segment's gross profit percentage year-over-year was primarily the result of the following:

- Lower sales of products that carried a relatively high margin, such as LeapPad software and hardware, offset by growing sales in new, lower margin products, such as the Leapster product line. We were seeking to build a large base of installed Leapster platform users that would lead to the sale of higher margin Leapster software. We estimated that the impact of this unfavorable product mix contributed to a five percentage point decline in the gross profit percentage in 2004 versus 2003.
- Higher charges for excess and obsolete inventory of $14.6 million over 2003. Inventory reserves increased due to obsolete and defective inventory comprised of raw materials and discontinued finished goods. The increase in reserves was due, at least in part, to significantly lower sales in the fourth quarter versus expectation for products to be discontinued in 2005. The increase in excess and obsolete inventories resulted in three percentage points of the decline in gross profit percentage in 2004 versus 2003.
- Higher fixed expenses, in dollars and as a percentage of net sales, including higher warehousing and freight resulting from higher inventory levels, and higher depreciation of capitalized tooling expenses resulting from tooling write-offs associated with discontinued products. Increased expenses were primarily attributed to operating inefficiencies incurred at our new distribution facility in Fontana, California. We estimated that these expenses contributed two percentage points of the decline in gross profit percentage in 2004 versus 2003.
- Price reductions on our established platforms, primarily our Classic LeapPad, which was implemented to drive future sales of these platforms and their related software products. We estimated that these price reductions resulted in one percentage point of the decline in gross profit percentage in 2004.
- Higher sales allowances granted to customers due to operational issues encountered during the start up of our new distribution facility. We estimated that these allowances resulted in one percentage point of the decline in gross profit percentage in 2004.

International. The 10.4 percentage point decrease in our International segment's gross profit percentage year-over-year was primarily due to:

- A higher percentage of sales derived from lower margin platforms.
- Larger mix of lower margin sales to distributors as compared to higher-margin sales direct to retailers.
- Higher fixed expenses, including warehousing and freight expenses resulting from higher levels of inventory.

Education and Training. The three percentage point increase in our Education and Training segment's gross profit percentage year-over-year was primarily due to better net sales leverage achieved as the segment's fixed expenses represent a lower percentage of those sales, partially offset by lower margin ancillary services sold in conjunction with the LeapTrack learning system.

Selling, General and Administrative Expenses

The selling, general and administrative expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$ 82.9	19.2%	$64.4	11.8%	$18.6	29%
International	17.1	11.2%	10.9	11.3%	6.2	57%
Education and Training	20.8	37.6%	16.3	43.6%	4.4	27%
Total Company	**$120.8**	18.9%	**$91.6**	13.5%	**$29.2**	**32%**

(1) In millions.

U.S. Consumer. The dollar increase in selling, general and administrative expenses for our U.S. Consumer segment was primarily due to:

- Higher employee and employee-related expenses of $3.3 million due to increased headcount.
- Expense of approximately $3.1 million related to the startup of our new distribution center.
- Higher legal expenses of $6.4 million primarily related to pending litigation.
- Higher outside professional expenses of approximately $1.7 million related to the implementation of the internal control requirements of the Sarbanes-Oxley Act.

International. The dollar increase in selling, general and administrative expenses for our International segment was primarily due to:

- Higher compensation and related employee expenses, including sales commissions, in Europe of $2.3 million resulting primarily from increased headcount.
- Increased marketing related expenses of $1.5 million.

Education and Training. The dollar increase in selling, general and administrative expenses for our Education and Training segment was primarily due to:

- Higher compensation and related employee expenses of $3.0 million resulting from expansion of the sales force.
- Increased marketing related expenses of $ 1.4 million to support the segment's expansion.

Research and Development Expenses

The research and development expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$54.3	12.6%	$49.1	9.0%	$ 5.2	11%
International	3.7	2.4%	3.7	3.8%	—	—
Education and Training	3.0	5.4%	4.9	13.0%	(1.9)	(39)%
Total Company	**$61.0**	9.5%	**$57.6**	8.5%	**$ 3.4**	**6%**

(1) In millions.

Research and development expenses, which we classify into two categories, product development and content development, were as follows:

	Year Ended December 31,				Change	
	2004		2003			
	$(1)	% of Total Net Sales	$(1)	% of Total Net Sales	$(1)	%
Content development	$32.0	5.0%	$31.0	4.6%	$1.0	3%
Product development	29.0	4.5%	26.6	3.9%	2.4	9%
Research and development	**$61.0**	9.5%	**$57.6**	8.5%	**$3.4**	**6%**

(1) In millions.

The increase in research and development expenses was due primarily to an increase in research and development spending in our U.S. Consumer segment of $5.2 million, primarily due to the development of our new FLY Pentop Computer platform, Leapster software and the production of new video titles. This increase was partially offset by a decrease in our Education and Training segment primarily due to the timing of the update of the current generation of platforms.

Advertising Expense

The advertising expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$63.2	14.6%	$61.9	11.3%	$ 1.3	2%
International	19.6	12.8%	10.2	10.6%	9.4	93%
Education and Training	0.4	0.7%	1.7	4.5%	(1.3)	(76)%
Total Company	**$83.3**	13.0%	**$73.8**	10.8%	**$ 9.5**	**13%**

(1) In millions.

The increase in advertising expense was primarily related to increases in cooperative advertising of $3.9 million, television advertising of $3.1 million, and catalog expenses of $2.2 million as follows:

- Higher cooperative advertising costs in Canada and the United Kingdom with our major retailers.
- Higher television advertising primarily in the United Kingdom and Canada, and to a lesser extent, in the United States.
- Higher spending related to the printing and distribution of our consumer and SchoolHouse catalogs.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses increased by $0.3 million, or 3%, from $7.7 million in 2003, to $8.0 million in 2004. As a percentage of net sales, depreciation and amortization expense increased from 1.1% in 2003 to 1.2% in 2004.

The increase in the depreciation and amortization expense primarily resulted from:

- Higher depreciation expense for computers and software.
- Increased amortization of intangible assets primarily related to a technology license purchased in 2004.
- Lower amortization of website development expenses. Our original website design and development was fully amortized in August 2003.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,					
	2004		2003		Change	
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$(49.9)	(11.5)%	$ 83.2	15.2%	$(133.1)	(160)%
International	24.9	16.3%	26.4	27.4%	(1.5)	(46)%
Education and Training	10.9	19.8%	(0.2)	(0.5)%	11.1	NM
Total Company	**$(14.0)**	(2.2)%	**$109.5**	16.1%	**$(123.4)**	(113)%

(1) In millions.

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and Education and Training segments.

U.S. Consumer. The decline in operating income was primarily due to sales declines, lower gross margins, and to a lesser extent, an increase in operating expenses.

International. The operating income decrease was largely due to lower gross profit percentage and, to a lesser extent, increased operating expenses, partially offset by higher net sales and favorable foreign exchange translation. Foreign currency exchange rates favorably impacted our International segment's operating income by $1.9 million or 8% in 2004. The favorable currency impact was due to the strengthening of the British Pound and the Canadian Dollar.

Education and Training. The improvement in operating results was due to strong sales growth.

Other

Net Interest Income and Other (Expense) Income, net. Net interest income and Other income (expense), net decreased by $4.8 million from income of $4.7 million in 2003 to expense of 0.2 million in 2004, primarily due to the following factors:

- A cash settlement we received in the first quarter of 2003 from Benesse Corporation, one of our primary distributors in Japan, for the early termination of a two-year sales agreement; and
- Gains in 2003 from fluctuation of foreign currency exchange rates. As discussed in the notes to our financial statements, in January 2004 we implemented a foreign exchange hedging program that is designed to minimize the impact of currency exchange rate movements on remeasurable balance sheet items.

This was partially offset by higher net interest income resulting from our larger average cash balances and higher interest rates on invested balances.

Tax Rate. Our effective tax rate was 47.6% in 2004 and was 37.0% in 2003. The change in effective tax rate in 2004 resulted from several factors including tax benefits resulting from international sourcing operations, research and development credits and state tax benefits. Due to our pre-tax loss, the tax benefits caused the effective tax rate to increase.

Net Income (Loss)

Net income (loss) decreased by $79.2 million from income of $72.7 million in 2003 to a loss of $6.5 million in 2004 due to the above-described factors. As a percentage of net sales, net income (loss) decreased from 10.7% in 2002 to (1.0)% in 2004.

Seasonality and Quarterly Results of Operations

LeapFrog's business is highly seasonal, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and all of our net income during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business associated with the under-production of popular items and over-production of items that do not match consumer demand. In addition we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels by the need to pre-build products to meet the demand.

For more information, see "Item 1A.—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season" and "—If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our or our retailers' inventory levels are too high, our operating results will be adversely affected."

The following table sets forth unaudited quarterly statements of operations information for 2005 and 2004. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown. Given the low sales volumes in the first half of the calendar year, and the relatively fixed nature of our operating expenses, historically, we have been profitable in our third and fourth quarters and unprofitable in our first and second quarters. We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. In addition, we were unprofitable in the fourth quarter of 2004, due to higher sales allowances, higher operating expenses and higher expense for excess and obsolete inventory. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
Net sales	$ 71,859	$ 87,066	$242,820	$248,012	$649,757
Cost of sales	44,087	49,274	134,108	142,652	370,121
Gross profit	27,772	37,792	108,712	105,360	279,636
Operating expenses:					
Selling, general and administrative	33,209	29,013	32,739	31,226	126,187
Research and development	14,739	14,580	13,958	9,063	52,340
Advertising	6,493	6,949	13,045	43,527	70,014
Depreciation and amortization	2,430	2,361	2,385	2,966	10,142
Total operating expenses	56,871	52,903	62,127	86,782	258,683
Income (loss) from operations	(29,099)	(15,111)	46,585	18,578	20,953
Other items	904	1,238	692	10	2, 844
Income (loss) before benefit (provision) for income taxes	(28,195)	(13,873)	47,277	18,588	23,797
Benefit (provision) for income taxes	8,316	4,092	(14,492)	(4,213)	(6,297)
Net income (loss)	$(19,879)	$ (9,781)	$ 32,785	$ 14,375	$ 17,500
Net income (loss) per common share:					
Basic	$ (0.32)	$ (0.16)	$ 0.53	$ 0.23	$ 0.28
Diluted	$ (0.32)	$ (0.16)	$ 0.52	$ 0.23	$ 0.28

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
Net sales	$ 71,632	$ 80,814	$231,094	$256,749	$640,289
Cost of sales	39,684	44,347	137,541	159,672	381,244
Gross profit	31,948	36,467	93,553	97,077	259,045
Operating expenses:					
Selling, general and administrative	26,769	27,378	29,971	36,692	120,810
Research and development	13,946	13,469	15,242	18,340	60,997
Advertising	8,686	5,540	15,659	53,378	83,263
Depreciation and amortization	1,793	1,743	2,042	2,380	7,958
Total operating expenses	51,194	48,130	62,914	110,790	273,028
Income (loss) from operations	(19,246)	(11,663)	30,639	(13,713)	(13,983)
Other items	1,259	427	38	(198)	1,526
Income (loss) before benefit (provision) for income taxes	(17,987)	(11,236)	30,677	(13,911)	(12,457)
Benefit (provision) for income taxes	6,164	3,829	(10,444)	6,380	5,929
Net income (loss)	$(11,823)	$ (7,407)	$ 20,233	$ (7,531)	$ (6,528)
Net income (loss) per common share:					
Basic	$ (0.20)	$ (0.12)	$ 0.34	$ (0.12)	$ (0.11)
Diluted	$ (0.20)	$ (0.12)	$ 0.33	$ (0.12)	$ (0.11)

During the first quarter of 2005, net loss increased by $8.1 million compared to the same period of 2004, primarily due to a reduction of $4.2 million in gross profit. Gross profit declined primarily due to an unfavorable product mix and higher warehousing expenses. In addition, selling and administrative expenses increased by $6.4 million, partially offset by a $2.2 million decrease in advertising The increase in selling and administrative expenses was primarily due to increases in legal expense attributable to enforcing our patents, increase in consulting and auditing fees and restructuring related charges associated with our realignment plan.

During the second quarter, net loss increased from $7.4 million in 2004 to $9.8 million in 2005. The higher loss was due to lower gross margins resulting from unfavorable segment mix, higher research and development caused by more spending on our new generation of Leapster software titles and additional content for our FLY Pentop Computer, combined with higher advertising expenses associated with our U.S. Consumer segment's summer television campaign. These factors were partially offset by higher sales.

During the third quarter of 2005, net income increased by $12.6 million compared to the same period of 2004, and was primarily due to an increase in gross profit of $15.2 million, due to both higher sales and gross margins. Higher sales were due to the launch of Leapster L-MAX in the U.S. Consumer segment and shipments to retailers of our FLY Pentop Computer in the third quarter. A favorable product mix, including higher sales of software and lower freight costs compared to the same period in 2004 drove the improved gross margins. In addition, research and development decreased by $1.3 million and advertising decreased by $2.6 million which were partially offset by a $2.8 million increase in selling, general and administrative expenses.

During the fourth quarter, net income improved from a loss of $7.5 million in 2004 to income of $14.4 million in 2005, and was primarily due to an increase of $8.3 million in gross profit and a decrease of $24.0 million in operating expenses. The increase in gross profit was due to reduced sales allowances in 2005 compared to 2004, when customers received allowances to offset operational issues encountered during the start-up of our new distribution facility in the third quarter of 2004, and lower expense for excess and obsolete inventory compared to the same period of 2004. We recorded a charge for excess and obsolete inventory of $9.6 million in 2005 compared to $14.6 million in 2004. The decrease in operating expenses was primarily due to a $5.5 million decrease in selling, general and administrative expenses directly related to lower compensation and employee expenses, a $9.3 million decrease in research and development mainly due to reduced expenses relative to 2004 for our FLY Pentop Computer platform and related content, and a $9.9 million decrease in advertising primarily due to discontinued U.S. Consumer catalogs and cost containment efforts.

Liquidity and Capital Resources

LeapFrog's primary sources of liquidity in 2005 and 2004 have been:

- Net cash flows used in operating activities: Increases in net working capital which were partially offset by net income in 2005 and non-cash charges.
- Net cash flows provided by investing activities: Net proceeds from sales and purchases of investments totaling $16.7 million and $26.7 million in 2005 and 2004, respectively.
- Net cash flows provided by financing activities: Proceeds from the exercise of employee stock options and the employee stock purchase plan of $10.6 million and $13.0 million in 2005 and 2004, respectively.

Cash and related balances are:

	December 31,		
	2005(1)	2004(1)	Change(1)
Cash and cash equivalents	$48.4	$60.6	$(12.2)
Short-term investments	23.7	28.2	(4.5)
Total	$72.1	$88.8	$(16.7)
% of total assets	12%	16%	
Restricted Cash			
Short-term	$ 0.2	$ 8.4	$ (8.2)
Long-term investments	$ —	$ 3.7	$ (3.7)

(1) In millions.

Financial Condition

We believe our current cash and short-term investments, anticipated cash flow from operations, and future seasonal borrowings, if any, will be sufficient to meet our working capital and capital requirements through at least the end of 2006.

Effective September 14, 2005, we terminated our $50 million unsecured senior credit facility entered into in 2002. On November 8, 2005 we entered into a $75 million asset-based revolving credit facility with Bank of America. Availability under this agreement was $74.85 million as of December 31, 2005. The borrowing availability varies according to the levels of our accounts receivable, inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the facility. The interest rate for our revolving credit facility is initially for LIBOR rate loans, 1.75% over the LIBOR rate (as defined in the credit agreement) or, for base rate loans, 0.0% over the Bank of America prime rate. After six months the interest rate will vary based on utilization. The revolving credit facility contains a fixed charge coverage ratio which becomes effective starting February 28, 2006. The ratio is measured only if certain availability thresholds are not met. We are required to maintain a ratio of at least 1.0 to 1.0 when the covenant is required to be tested. The maturity date of the facility is November 8, 2010, at which time all borrowings under the facility must be repaid. We may make voluntary prepayments of borrowings at any time. We must pay an early termination fee of 1% or 0.5% if the facility is terminated prior to November 8, 2006 and November 8, 2007, respectively.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral.

We estimate that our capital expenditures for 2006 will be similar to prior years. In 2005 and 2004, capital expenditures were $16.7 million and $20.5 million, respectively. The capital expenditures will be primarily for manufacturing tool purchases for use in the production of both existing and new products and purchases related to the upgrading of our information technology capabilities.

Cash and cash equivalents combined with short-term investments declined $16.7 million from 2004 to 2005. The decline was primarily caused by increases in inventory of $37.9 million and accounts receivable of $28.3 million, partially offset by $10.3 million of cash provided from financing activities due to the exercise of stock options and employee stock plan purchases.

Cash and cash equivalents decreased by $12.2 million in 2005. The change in cash and cash equivalents is as follows:

	December 31,		
	2005(1)	2004(1)	2003(1)
Net cash (used in) provided by operating activities	$(24.7)	$ 0.1	$ 26.8
Net cash provided by (used in) investing activities	0.0	(0.1)	(76.2)
Net cash provided by financing activities	10.3	13.0	30.6
Effect of exchange rate changes on cash	2.3	2.2	0.7
Decrease in cash and cash equivalents	**$(12.1)**	**$15.2**	**$(18.1)**

(1) In millions.

Our cash flow is very seasonal and the vast majority of our sales historically occur in the last two quarters of the year as retailers expand inventories for the holiday selling season. Our accounts receivable balances are generally the highest in the last two months of the fourth quarter, and payments are not due until the first quarter of the following year. The following table shows quarterly cash flows from operating activities data that illustrate the seasonality of our business.

	Cash Flow From Operating Activities		
	2005 (1)	2004 (1)	2003 (1)
1st Quarter	$ 90.6	$108.3	$ 50.1
2nd Quarter	65.3	(31.8)	(1.4)
3rd Quarter	(20.6)	(48.5)	(34.0)
4th Quarter	(110.6)	(27.9)	12.1
Total	**$ (24.7)**	**$ 0.1**	**$ 26.8**

(1) In millions.

Operating activities

Net cash used in operating activities was $24.7 million in 2005. In 2004, net cash provided by operating activities was $0.1 million and $26.8 million in 2003. The $24.4 million decrease in net cash provided by operating activities from 2004 to 2005 was primarily due to the following factors:

- Timing of collection of our accounts receivable, including the amounts in accounts receivable from certain contract manufacturers for raw materials transferred under our turnkey arrangements described in "Item 1.—Business.—Manufacturing, Logistics and Other Operations."
- Higher inventory levels than in the previous year.
- Timing of accounts payable payments.

These factors were partially offset by net income of $17.5 million in 2005 compared to a loss of $6.5 million in 2004.

Working Capital—Major Components

Accounts receivable

Gross accounts receivable increased to $259.1 million at December 31, 2005 from $230.7 million at December 31, 2004. Allowances for doubtful accounts decreased to $1.3 million at December 31, 2005 from $2.5 million at December 31, 2004. As a percentage of gross accounts receivable, allowances for doubtful accounts decreased to 0.5% at December 31, 2005 from 1.1% at December 31, 2004. The decrease in the allowance for doubtful accounts was primarily due to the reduction in customer claims because of improved logistics and operational procedures in our U.S. Consumer segment. Our days-sales outstanding, or DSO, at December 31, 2005 was 93.3 days compared to 80.0 days at December 31, 2004. The increase in our gross accounts receivable balance was primarily due to the transition to "turnkey" manufacturing. At December 31, 2005, accounts receivables and DSO reflected $30.0 million of accounts receivable for raw materials sold to contract manufacturers.

Inventory

Inventory increased to $169.1 million at December 31, 2005 from $131.2 million at December 31, 2004. Inventories consisted of the following:

	December 31,		
	2005 (1)	2004 (1)	Change (1)
Raw materials	$ 32.0	$ 40.1	$ (8.1)
Work in process	11.2	6.1	5.1
Finished goods	150.6	103.1	47.5
Reserves	(24.7)	(18.1)	(6.6)
Inventories, net	$169.1	$131.2	$37.9

(1) In millions.

The $37.9 million increase in our net inventory balance is primarily related to:

- Major challenges in adjusting production flow to changes in shipment levels on a timely basis. Production was based on significantly higher forecasted sales volumes than those actually achieved.
- Significant operational difficulties associated with inventory planning and logistics in our international markets.

Phase II of our Oracle 11i enterprise resource planning implementation should assist in improving these processes.

These factors were partially offset by a $6.7 million increase in allowances for shrinkage and obsolete and excess inventory. The transition to a turnkey mode of operations reduced raw materials by $30.0 million. Going forward, we expect our turnkey operations, as well as other changes in our supply change operations, to reduce but not eliminate, our raw material and work-in-progress balances.

Prepaid expenses and other current assets

Prepaid expenses and other current assets increased by $8.0 million at December 31, 2005, from $13.3 million at December 31, 2004. The increase was primarily due to the payment of advances against royalties.

Deferred income taxes

Deferred tax assets relate primarily to net operating loss, tax credit carryforwards and expenses not yet deductible for tax purposes. We recorded current deferred tax assets of $10.7 million and $25.0 million, and non-current deferred tax assets of $16.6 million and $6.6 million at December 31, 2005 and 2004, respectively. Current deferred tax assets decreased due to the receipt of a tax refund of $8.5 million in the fourth quarter of 2005. Long-term deferred tax assets increased due to additional research and development credits available to be carried forward in future periods.

Accounts payable

Accounts payable increased to $74.3 million at December 31, 2005 from $62.8 million at December 31, 2004. The $11.5 million increase in accounts payable was primarily due to the growth of our business and the increase in inventory levels in the fourth quarter of 2005 compared to the same period in 2004.

Accrued liabilities

Accrued liabilities decreased to $43.8 million at December 31, 2005 from $53.9 million at December 31, 2004. The $10.1 million decrease in accrued liabilities was primarily due to a $3.7 million decrease in accrued advertising and promotions expense, a $2.8 million decrease in research and development costs, and a $1.9 million decrease in accrued manufacturing costs.

Income taxes payable

Income taxes payable was $1.8 million at December 31, 2005 and $1.2 million at December 31, 2004. Substantially all of our income tax payments are made in December and March due to the seasonality of our business. In 2005, $1.4 million in income tax payments were made compared to $2.1 million in 2004. In 2005 and 2004, income tax payments were primarily related to our international operations.

Long-term liabilities

Long-term liabilities increased to $19.2 million at December 31, 2005 from $7.0 million at December 31, 2004. The $12.2 million increase was primarily due to changes in estimates of our income tax liability based on our assessment of relevant current and future conditions. Long term liabilities include deferred rent, which primarily related to rent escalations at our corporate headquarters in Emeryville, California, and was $1,449 and $1,275 at December 31, 2005 and 2004, respectively. We account for rent expense on a straight line basis over the term of the lease.

Investing activities

Net cash provided by investing activities was less than $0.1 million in 2005, compared to net cash used in investing activities of $0.1 million 2004. The primary components of net cash used in investing activities for 2005 compared to 2004 were:

- Net sales and purchases of short- and long-term investments of $16.7 million in 2005 compared with net sales and purchases of investments of $26.7 million in 2004.
- Purchases of property and equipment of $16.7 million in 2005, primarily related to our supply chain initiatives and manufacturing tools. In 2004, we used $20.5 million for purchases of property and equipment related primarily to computers and software and manufacturing tools.

Financing activities

Net cash provided by financing activities was $10.3 million in 2005 compared to $13.0 million for the same period in 2004. The primary component of cash provided by financing activities in both years were proceeds received from the exercise of stock options and purchases of our common stock pursuant to our employee stock purchase plan.

Contractual Obligations

We conduct our corporate operations from leased facilities and rent some equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. The following table summarizes our outstanding long-term contractual obligations at December 31, 2005.

	Payments Due by Period				
	Total (1)	Less Than 1 Year (1)	1-3 Years (1)	4-5 Years (1)	More Than 5 Years (1)
Operating leases	$43.3	$ 7.8	$17.1	$ 4.9	$13.5
Royalty guarantees	3.7	3.7	—	—	—
Capital leases	1.2	0.6	0.6	—	—
Total	$48.2	$12.1	$17.7	$ 4.9	$13.5

(1) In millions.

At December 31, 2005, we had outstanding letters of credit of $0.2 million which were cash collateralized under our 2005 credit facility with Bank of America. At December 31, 2004, outstanding letters of credit were $13.6 million of which $5.2 million was secured by our 2002 credit facility and $8.4 million was cash collateralized. At December 31, 2005, we had $74.9 million of unused lines of credit available. In addition, we had commitments to purchase inventory totaling $39.1 million at December 31, 2005.

In August 2005, we entered into a capital lease agreement for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007, is $1.6 million. At December 31, 2005, $1.2 million in outstanding commitments related to this lease was recorded on the balance sheet, $0.6 million of which was recorded in "Long-term liabilities" and the remaining balance was recorded in "Accrued liabilities." The estimated annual payments for this lease are approximately $0.6 million for each of 2006 and 2007, respectively.

In March 2005, we amended our lease agreement for our corporate offices in Emeryville, California to extend the term of the lease from January 31, 2006 to March 31, 2016. The minimum lease obligations under the amended lease agreement are $20.0 million.

In March 2004, we entered into a lease for a distribution center located in Fontana, California. The lease is for a building with approximately 600,000 square feet and has a term that expires in December 2010. Our minimum lease obligations over the term of the lease are $13.9 million.

In January 2004, we entered into a ten-year technology license agreement with a foreign company to jointly develop and customize our respective technologies to be combined in a platform and related licensed products. The agreement called for contractual payments of $6.0 million in license fees in 2004, included in intangible assets on the balance sheet, and $11.0 million in advance royalties. Advance royalties of $8.5 million were paid in 2005 and are included in prepaid expenses and other assets on the balance sheet.

Related Party Transactions

We are reporting the following related party transactions that involve Knowledge Universe, LLC and Lawrence J. Ellison, as we were a subsidiary of Knowledge Universe in 2002 and through April 2003. From April 2003 through April 2004, Lawrence J. Ellison and entities controlled by him, Michael R. Milken, Lowell J. Milken and Knowledge Universe (which is controlled by Messrs. M. Milken, L. Milken and L. Ellison) and its affiliates owned a majority of our voting shares. From April 2004, we have been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In April 2004, Knowledge Universe, LLC changed its name to "KU LLC" and in October 2004, KU LLC changed its name to "Krest LLC."

In August 2005, we entered into a software capital lease agreement for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007 is $1.6 million. At December 31, 2005, we had remaining liability of $1.2 million related to this lease, of which $0.6 million was included in the "Long-term liabilities" section of the balance sheet and the remaining balance was included in "Accrued liabilities." The estimated annual payments for this lease are $0.6 million for each of 2006 and 2007, respectively, and the interest rate is 3.0%. In 2004 and 2003, we purchased software products and support services from Oracle Corporation totaling $0.4 million and $0.6 million, respectively. As of December 31, 2005, Lawrence J. Ellison, the Chairman and Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16.6 million shares of our Class B common stock, which represents approximately 53% of the combined voting power of our Class A common stock and Class B common stock. Jeffrey Berg, a former member of our board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.

In 2005, we purchased data storage and related software from Pillar Data Systems, Inc., totaling $0.2 million. Steven B. Fink, the Chairman of our board of directors, also serves as the Chairman of the board of directors of Pillar Data Systems, Inc.

In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Krest LLC, for $2.0 million. Krest LLC indirectly owned 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owned substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of our board of directors until June 2004, was Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network from January 1999 to June 2004. Knowledge Kids Media Group was dissolved in August 2004.

In March 2001, we entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network, an affiliate of Krest LLC, agreed to develop content and provide technical services in connection with LeapPad interactive books. We incurred no expenses in 2005 and 2004, and in 2003, we incurred expenses of $0.1 million for services from Knowledge Kids Network. In June 2004, we entered into an asset purchase agreement with and purchased certain assets from Knowledge Kids Network and its wholly-owned subsidiary Kids and Family Edge LLC for a total purchase price of $0.3 million. We purchased the assets in order to obtain the contents of a children's website developed by Knowledge Kids Network and to benefit from a contract giving us online advertising impressions.

In July 2002, we entered into a tax sharing agreement with Knowledge Universe, Inc., a Krest LLC affiliate, with respect to certain state tax matters. In accordance with the agreement, we were required to pay Knowledge Universe, Inc. amounts equal to what our liability would have been as a stand-alone taxpayer in 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that we were no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003. The liabilities computed under the tax sharing agreement were $0 in 2005, 2004, and 2003. We are currently in dispute with Knowledge Universe, Inc. relating to the settlement of certain amounts under the tax sharing agreement. We are claiming a refund of $0.6 million in overpaid state taxes from Knowledge Universe, Inc. while Knowledge Universe, Inc. is claiming approximately $1.2 million for payment of tax attributes that were allocated to it under state tax law. We have not accrued any amounts for these items.

Affinity Squared, Inc., an affiliate of Krest LLC, provided health and welfare plan administration services to us. In 2005, Affinity Squared, Inc. did not provide services to us. In 2004 and 2003, we incurred $0.1 million and $0.2 million, respectively, for services provided by Affinity Squared, Inc.

The law firm of Maron & Sandler served as our primary outside general counsel from August 1997 through July 2002. As of December 2004, they no longer provided us with legal services and are no longer our transfer agent for our Class B common stock. Stanley E. Maron, a member of our board of directors, is a partner of Maron & Sandler. In 2004 and 2003, we paid Maron & Sandler $9,000 and $5,000, respectively, for legal services.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, FASB, issued Statement of Financial Accounting Standards, SFAS, No. 154, "Accounting Changes and Error Corrections," ("SFAS 154"), which supersedes Accounting Principles Bulletin, APB, Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 123R. SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method. Further, it eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB 25, and as allowed under the original provisions of SFAS 123. SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. SFAS 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS 123 or only to interim periods in the year of adoption. This statement also amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reflected as financing cash inflows rather than operating cash inflows. The adoption of SFAS 123R will change our accounting for employee stock option grants. Our accounting for non-employee stock options, stock awards and restricted stock units is unchanged. The adoption of SFAS 123R is estimated to result in a compensation charge for fiscal year 2006 of approximately $1.7 million based on current stock options grants outstanding.

In November 2004, the FASB, issued SFAS No. 151, "Inventory Costs," or SFAS 151. SFAS 151 clarifies the accounting for unusual amounts of idle facility expense, freight handling costs and waste material (spoilage). The statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, the statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this standard to have any material impact on our results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars. Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

Beginning in the first quarter of 2004, we began managing our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program was to minimize the foreign currency exchange gain or loss reported in our financial statements. The net foreign currency exchange gain for 2005, 2004 and 2003 was approximately $0.1, $1.9 and $2.8 million, respectively.

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2005 follows:

Currency	Average Forward Exchange Rate	Notional Amount	Fair Value(1)
British Pound	1.76200	10,342,212	$445,711
Euro	1.20080	8,632,000	146,392
Canadian Dollar	1.16240	31,302,434	(13,874)
Mexican Peso	10.75850	73,812,000	(82,412)
Total			**$495,817**

(1) In U.S. dollars.

Cash equivalents and short-term investments are presented at fair value on our balance sheets. We invest our excess cash in accordance with our investment policy. At December 31, 2005 and December 31, 2004, our cash was invested primarily in money market funds, municipal auction rate securities and auction preferred securities. Any adverse changes in interest rates or securities prices may decrease the value of our short-term investments and operating results.

We are exposed to market risk from changes in interest rates on our outstanding cash and cash equivalents, investments and bank debt. On our cash equivalents and investments we are exposed to changes in interest rates, particularly short-term interest rates. On our debt, the level of the company's actual average monthly borrowings determines the interest rates we pay on borrowings. The interest rate will be between prime and prime plus 0.50% or LIBOR plus 1.75% and LIBOR plus 2.50%. Prime rate is the rate publicly announced by Bank of America as its prime rate. The interest cost of our bank debt is affected by changes in either prime rate or LIBOR. We had no outstanding debt at December 31, 2005 and December 31, 2004.

Item 8. Financial Statements and Supplementary Data.

See "Index to Consolidated Financial Statements" at page 62 below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K, there are "Certifications" of our Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report includes the information concerning the controls evaluation referred to in the Rule 13a-14(a) Certifications and it should be read in conjunction with the Rule 13a-14(a) Certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, or disclosure controls. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer or CEO and Chief Financial Officer or CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this report. In the course of the controls evaluation, we reviewed identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K.

Based upon the controls evaluation, our CEO and CFO have concluded that, as a result of the matters discussed below with respect to our internal control over financial reporting, our disclosure controls as of December 31, 2005, were not effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2005, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

An internal control material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Based on management's assessment of our internal control over financial reporting as of December 31, 2005, we have identified the following material weakness in our internal control over financial reporting:

> During the process of preparing our 2005 financial statements, a number of post-closing adjustments were identified and recorded. These adjustments were not detected by our system of internal controls and affected several financial statement accounts including cash, accounts receivable, inventory, prepaid expenses and accrued liabilities. We have determined that at December 31, 2005, our internal controls related to the review and analysis of account reconciliations did not operate as designed, primarily because key people in our finance organization had only recently joined the company and were not completely familiar with our policies and procedures.

Because of the material weakness described in the preceding paragraph, our management believes that, as of December 31, 2005, our internal control over financial reporting was not effective based on the COSO criteria.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of our internal control over financial reporting, which is included below.

Remediation Actions to Address 2005 Internal Control Weakness

Management believes that actions that we have taken since December 31, 2005 and additional actions that will be taken in 2006, will address the material weakness in our internal control over financial reporting noted above. Some of these remediation actions are discussed below.

We have taken or plan to take the following actions:

- Continue to identify and hire appropriate personnel with accounting experience commensurate with responsibilities.

- Clearly define roles and responsibilities throughout the accounting/finance organization.
- Enhance the review process and increase structured communication with our international finance controllers, including bi-weekly calls to discuss accounting and operational issues and timely review of operating results and financial statements.
- Increase emphasis on receiving timely and accurate international data in order to facilitate a more effective monthly close process.
- Implement process improvements to support timely reconciliation of all major balance sheet accounts on a monthly basis.
- Work with the information technology organization to ensure that accounting/finance staff has appropriate training in Oracle 11i applications.
- Work with LeapFrog's information technology staff to ensure that adequate information for reviewing transactions posted by users with conflicting access is sufficient to detect inconsistent or unusual activity.
- Planned ERP supply chain systems upgrade by the third quarter of 2006.
- Continued strengthening of personnel through training of existing staff and recruitment of seasoned professionals to supplement existing staff.
- Increase utilization of systems to strengthen and automate primary controls.
- Improved processes and procedures to manage oversight of control activities.
- Rationalize the number of primary manual controls and increase reliance on automated controls.
- Implement regular, structured meetings between U.S. management and international controllers to review operating results and financial condition.

Completed Remediation Actions to Address 2004 Internal Control Weaknesses

Actions Taken During the Year Ended December 31, 2005

In relation to the material weaknesses reported as of December 31, 2004 in the areas of revenue and accounts receivable, information technology, and cost of goods sold and inventory, we took the following actions during the year ended December 31, 2005:

Revenue and Accounts Receivable

Conflicting system access rights and resulting inadequate segregation of duties were resolved through restriction of system access, and/or the implementation of an additional approval of manual transactions.

Automated controls were applied to information technology systems to limit and restrict the ability of system users to enter, change and view data within the system, and to track and provide a detailed history of changes to selected elements of the data.

Automated reports were developed, enabling the implementation of a detective control which includes a manual review of transactions completed by users.

Staffing was significantly increased and upgraded through the addition of a new Vice President, Controller; Vice President, Investor Relations and Treasurer; Senior Director of Supply Chain Finance; Assistant Controller; School House Division Controller; Director of Compliance and others.

Control enhancements were developed to validate proper title transfer and revenue recognition through detailed review of shipping documents for orders shipped up to two weeks before the end of each quarter. We also developed and implemented a robust checklist and close calendar to facilitate consistent and timely completion of close activities.

Information Technology

Staff capabilities were improved with the addition of a new Chief Information Officer, Senior Director Global Network Operations and Senior Director of Information Technology. A comprehensive information technology system strategy has been developed and is aligned with our overall business strategy.

We upgraded our ERP system capabilities resulting in improved information quality, increased automation of controls and improved segregation of duty controls in both financial and operational activities. Automated systems were also installed to enhance our ability to identify and monitor segregation of duties controls within our business.

Information technology department processes have been established, documented and enforced to ensure system initiatives, including upgrades, patches and problem fixes, are appropriately prioritized, approved, documented and reported.

Cost of Goods Sold and Inventory

Staffing capabilities were improved with the addition of a new Senior Vice President of Supply Chain and Operations, Vice President of Supply Chain Planning and a Senior Director of Supply Chain Finance.

Corporate ERP systems have been upgraded and redesigned to confirm the proper, necessary and appropriate levels and breadth of access and control to functional areas of our systems. Additionally, software controls were applied to the existing ERP systems to enforce appropriate segregation of duties.

The process for review and approval of inventory reconciliations was strengthened, and a variance analysis process was implemented.

Inherent Limitations on Effectiveness of Controls

LeapFrog's management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

Except as noted above, there have been no changes in our internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The discussion above under "Remediation Actions to Address 2005 Internal Control Weaknesses" describes a number of changes we have initiated since December 31, 2005, as well as other changes that we plan to implement in 2006, that we believe will materially improve our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LeapFrog Enterprises, Inc., (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of the material weakness identified in management's assessment and described below, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment:

During management's process of preparing the 2005 financial statements, a number of post closing adjustments were identified and recorded. These adjustments were not detected by the Company's system of internal controls and affected several financial statement accounts including cash, accounts receivable, inventory, prepaid expenses and accrued liabilities. Management has determined that at December 31, 2005, the internal controls related to the review and analysis of account reconciliations did not operate as designed, primarily because key people in the Company's finance organization had only recently joined the Company and were not completely familiar with its policies and procedures.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 financial statements, and this report does not affect our report dated February 28, 2006 on those financial statements.

In our opinion, management's assessment that LeapFrog Enterprises, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, LeapFrog Enterprises, Inc. has not maintained effective internal control over financial reporting as of December 31, 2005, based on the COSO control criteria.

/s/ Ernst & Young LLP

San Francisco, California
February 28, 2006

Item 9B. Other Information.

None

PART III

Certain information required by Part III is omitted from this Report on Form 10-K since we intend to file our definitive proxy statement relating to our 2006 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2006 Proxy Statement, no later than April 30, 2006, and certain information to be included in this our 2006 Proxy Statement is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information regarding Directors and Executive Officers appearing under the heading "Proposal 1: Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2006 Proxy Statement is incorporated by reference. The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2004, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Vice President and Controller, who is our principal accounting officer. The text of this code of ethics is posted in the corporate governance section of our website located at www.LeapFroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.LeapFroginvestor.com.

On June 30, 2005, we filed with the NYSE the Annual CEO Certification regarding LeapFrog's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we are filing as exhibits to this annual report, the applicable certifications of our Chief Executive Officer and our Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

The information appearing under the headings "Compensation of Directors," "Executive Compensation," "Employment Agreements," and "Compensation Committee Interlocks and Insider Participation" in the 2006 Proxy Statement is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in our 2006 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference.

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock to be issued in connection with our equity compensation plans as of December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	6,806 (2)	$16.34	4,864 (3)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	6,806	$16.34	4,864

(1) In thousands.

(2) Includes 315 performance based stock awards granted under our 2002 Equity Incentive Plan, which may be issued if certain performance measures are met. Currently none of the awards are vested.

(3) Includes 1,558 shares reserved for issuance under our 2002 Employee Stock Purchase Plan.

For a discussion of our equity compensation plans, see "Note 16. Stockholders' Equity" in the Notes to Consolidated Financial Statements included in this annual report on Form 10-K.

Item 13. Certain Relationships and Related Transactions

The information appearing in our 2006 Proxy Statement under the heading "Certain Relationships and Related Transactions" is incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information appearing in our 2006 Proxy Statement under the heading "Independent Registered Public Accounting Firm Fee Information" is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(1) Financial Statements: See "Index to Consolidated Financial Statements" at page F-1 below.

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this report:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ WILLIAM B. CHIASSON

William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: March 7, 2006

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Thomas J. Kalinske and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ THOMAS J. KALINSKE **Thomas J. Kalinske**	Chief Executive Officer (Principal Executive Officer) and Director	March 7, 2006
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chief Financial Officer (Principal Financial Officer)	March 7, 2006
/s/ KAREN LUEY **Karen Luey**	Vice President, Controller and Principal Accounting Officer	March 7, 2006
/s/ STEVEN B. FINK **Steven B. Fink**	Chairman and Director	March 7, 2006
/s/ PAUL A. RIOUX **Paul A. Rioux**	Vice Chairman and Director	March 7, 2006
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	March 7, 2006
/s/ E. STANTON MCKEE, JR. **E. Stanton McKee, Jr.**	Director	March 7, 2006

Signatures	Title	Date
/s/ DAVID C. NAGEL David C. Nagel	Director	March 7, 2006
/s/ JEFFREY G. KATZ Jeffrey G. Katz	Director	March 7, 2006
/s/ CADEN WANG Caden Wang	Director	March 7, 2006
/s/ RALPH R. SMITH Ralph R. Smith	Director	March 7, 2006

Form 10-K

CERTIFICATIONS

I, Thomas J. Kalinske, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2006

/s/ Thomas J. Kalinske

Thomas J. Kalinske
Chief Executive Officer

CERTIFICATIONS

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2006

/s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 906 OF THE PUBLIC COMPANY ACCOUNTING REFORM AND INVESTOR PROTECTION ACT OF 2002 (18 U.S.C. § 1350, AS ADOPTED)

Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (18 U.S.C. § 1350, as adopted, the "Sarbanes-Oxley Act"), Thomas J. Kalinske, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and William B. Chiasson, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2005, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

Dated: March 7, 2006

/s/ Thomas J. Kalinske	/s/ William B. Chiasson
Thomas J. Kalinske Chief Executive Officer	William B. Chiasson Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to § 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Appendix A

Schedule II - Valuation and Qualifying Accounts and Allowances
(In thousands)

	Balance at Beginning of Year	Additions (Reductions) Charged to Operations	Net Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended December 31, 2003	983	742 (a)	105	1,620
Year ended December 31, 2004	1,620	3,225 (b)	2,326	2,519
Year ended December 31, 2005	2,519	(123) (c)	1,068	1,328
Allowance for excess and obsolete inventory				
Year ended December 31, 2003	5,352	41	2,096	3,297
Year ended December 31, 2004	3,297	14,634 (d)	577	17,354
Year ended December 31, 2005	17,354	9,608 (d)	2,809	24,153

(a) Increase in allowance primarily due to a provision made for a customer that filed Chapter 11 bankruptcy.

(b) Increase in allowance primarily due to initial and additional provisions made for one retailer and one distributor in financial distress.

(c) Reduction to the allowance was due to significant reduction in estimated chargebacks to our U.S. Consumer Segment.

(d) Excess and obsolete inventory allowance was increased due to obsolete and defective inventory of raw materials and discontinued finished goods. The increase in allowance was due, at least in part, to lower sales in the fourth quarter versus expectation.

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

LEAPFROG ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule for the three years in the period ended December 31, 2005 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

San Francisco, California
February 28, 2006

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 48,422	$ 60,559
Short-term investments	23,650	28,188
Restricted cash	150	8,418
Accounts receivable, net of allowances of $1,328 and $2,519 at December 31, 2005 and 2004, respectively	257,747	228,187
Inventories, net	169,072	131,189
Prepaid expenses and other current assets	21,319	13,321
Deferred income taxes	10,715	25,009
Total current assets	531,075	494,871
Property and equipment, net	23,817	24,807
Deferred income taxes	16,588	6,633
Intangible assets, net	27,574	29,496
Other assets	6,775	3,987
Total assets	$605,829	$559,794
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 74,329	$ 62,811
Accrued liabilities	43,811	53,868
Deferred revenue	414	364
Income taxes payable	1,781	1,218
Total current liabilities	120,335	118,261
Long-term liabilities	19,171	7,033
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, par value $0.0001; 139,500 shares authorized; shares issued and outstanding: 34,853 and 33,415 at December 31, 2005 and 2004, respectively	3	3
Class B common stock, par value $0.0001; 40,500 shares authorized; 27,614 shares issued and outstanding at December 31, 2005 and 2004, respectively	3	3
Treasury stock	(148)	—
Additional paid-in capital	342,595	318,796
Deferred compensation	(9,855)	(2,000)
Accumulated other comprehensive income	925	2,398
Retained earnings	132,800	115,300
Total stockholders' equity	466,323	434,500
Total liabilities and stockholders' equity	$605,829	$559,794

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2005	2004	2003
Net sales	$649,757	$640,289	$680,012
Cost of sales	370,121	381,244	339,868
Gross profit	279,636	259,045	340,144
Operating expenses:			
Selling, general and administrative	126,187	120,810	91,619
Research and development	52,340	60,997	57,605
Advertising	70,014	83,263	73,765
Depreciation and amortization	10,142	7,958	7,697
Total operating expenses	258,683	273,028	230,686
Income (loss) from operations	20,953	(13,983)	109,458
Interest expense	(68)	(15)	(10)
Interest income	3,366	1,717	1,191
Other (expense) income, net	(454)	(176)	4,656
Income (loss) before income taxes	23,797	(12,457)	115,295
Provision (benefit) for income taxes	6,297	(5,929)	42,620
Net income (loss)	$ 17,500	$ (6,528)	$ 72,675
Net income (loss) per common share:			
Basic	$ 0.28	$ (0.11)	$ 1.27
Diluted	$ 0.28	$ (0.11)	$ 1.20
Shares used in calculating net income (loss) per common share:			
Basic	61,781	59,976	57,246
Diluted	62,329	59,976	60,548

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Deferred Compen-sation	Notes Receivable from Stockholders	Accumu-lated Other Comprehen-sive (Loss)/ Income	Retained Earnings (Accumu-lated Deficit)	Total Stock-holders' Equity
Balances at December 31, 2002	$ 2	$ 4	$ —	$227,020	$ (4,922)	$(2,624)	$ 165	$ 49,153	$268,798
Amortization of deferred compensation	—	—	—	—	2,203	—	—		2,203
Deferred compensation	—	—	—	127	(127)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(354)	354	—	—	—	—
Repayments of notes receivable from stockholders	—	—	—	—	—	2,624	—	—	2,624
Class A common stock issued upon exercise of stock option and employee purchase plan (4,777 shares)	—	—	—	27,960	—	—	—	—	27,960
Issuance of stock options to nonemployees	—	—	—	1,093	—	—	—	—	1,093
Tax benefit of stock option exercises and other	—	—	—	39,130	—	—	—	—	39,130
Conversion of Class B to Class A shares (10,796 shares)	1	(1)	—	—	—	—	—	—	—
Comprehensive income:									
Net income	—	—	—	—	—	—	—	72,675	72,675
Cumulative translation adjustment	—	—	—	—	—	—	663	—	663
Total comprehensive income	—	—	—	—	—	—	—	—	73,338
Balances at December 31, 2003	3	3	—	294,976	(2,492)	—	828	122,828	415,146
Amortization of deferred compensation	—	—	—	—	1,691	—	—	—	1,691
Deferred compensation	—	—	—	1,523	(1,523)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(324)	324	—	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase plan (1,759 shares)	—	—	—	13,016	—	—	—	—	13,016
Issuance of stock options to nonemployees	—	—	—	426	—	—	—	—	426
Tax benefit of stock option exercises and other	—	—	—	9,179	—	—	—	—	9,179
Conversion of Class B to Class A shares (269 shares)	—	—	—	—	—	—	—	—	—
Comprehensive income:									
Net loss	—	—	—	—	—	—	—	(6,528)	(6,528)
Cumulative translation adjustment	—	—	—	—	—	—	1,570	—	1,570
Total comprehensive income	—	—	—	—	—	—	—	—	(4,958)
Balances at December 31, 2004	3	3	—	318,796	(2,000)	—	2,398	115,300	434,500
Amortization of deferred compensation	—	—	—	—	2,642	—	—	—	2,642
Deferred compensation	—	—	—	11,692	(11,692)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(1,195)	1,195	—	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase plan (1,421 shares).	—	—	—	10,597	—	—	—	—	10,597
Issuance of stock options to nonemployees	—	—	—	43	—	—	—	—	43
Tax benefit of stock option exercises	—	—	—	2,662	—	—	—	—	2,662
Treasury stock	—	—	(148)	—	—	—	—	—	(148)
Comprehensive income:	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	17,500	17,500
Cumulative translation adjustment	—	—	—	—	—	—	(1,473)	—	(1,473)
Total comprehensive income	—	—	—	—	—	—	—	—	16,027
Balances at December 31, 2005	$ 3	$ 3	$(148)	$342,595	$ (9,855)	$ —	$ 925	$132,800	$466,323

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2005	2004	2003
Net (loss) income	$ 17,500	$ (6,528)	$ 72,675
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	17,579	16,186	15,481
Amortization of intangibles	1,923	1,872	1,144
Unrealized foreign exchange gain	(3,733)	(5,029)	—
Loss on disposal of property and equipment	78	141	21
Loss on sale of investment with related party	—	—	19
Allowance for accounts receivable	(123)	3,225	742
Deferred income taxes	4,339	(19,252)	5,177
Long-term liabilities	12,138	727	22
Deferred revenue	50	(1,053)	(1,589)
Amortization of deferred compensation	2,642	1,691	2,203
Stock option compensation related to nonemployees	43	426	1,093
Tax benefit from exercise of stock options and other	2,662	9,179	39,130
Amortization of investment premium	17	192	142
Other changes in operating assets and liabilities:			
Accounts receivable	(29,437)	52,445	(112,864)
Inventories	(37,883)	(38,488)	(6,437)
Prepaid expenses and other current assets	(7,998)	(3,172)	(4,305)
Notes receivable due from related parties	—	—	595
Other assets	(6,526)	801	(764)
Accounts payable	11,518	(23,667)	27,317
Accrued liabilities	(10,057)	8,736	4,101
Income taxes payable	563	1,668	(17,103)
Net cash (used in) provided by operating activities	(24,705)	100	26,800
Investing activities:			
Purchases of property and equipment	(16,668)	(20,546)	(15,810)
Purchase of intangible assets	—	(6,320)	(3,000)
Purchases of short-term investments	(300,790)	(260,467)	(171,051)
Sale of investments	317,467	287,216	113,525
Sale of investment in related party	—	—	181
Net cash provided by (used in) investing activities	9	(117)	(76,155)
Financing activities:			
Cash used to purchase treasury stock	(148)	—	—
Cash used to collateralize letter of credit	(150)	—	—
Proceeds from the payment of notes receivable from stockholders	—	—	2,624
Proceeds from the exercise of stock options and employee stock purchase plan	10,597	13,016	27,960
Net cash provided by financing activities	10,299	13,016	30,584
Effect of exchange rate changes on cash	2,260	2,241	663
Increase (decrease) in cash and cash equivalents	(12,137)	15,240	(18,108)
Cash and cash equivalents at beginning of period	60,559	45,319	63,427
Cash and cash equivalents at end of period	**$ 48,422**	**$ 60,559**	**$ 45,319**
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Income taxes	$ 1,433	$ 2,111	$ 15,716
Noncash investing and financing activities:			
Issuance of restricted stock and stock awards to employees	$ 11,692	$ 1,523	$ —
Assets acquired under capital leases	$ 1,192	$ —	$ —
Technology license payable	$ —	$ 1,000	$ —

See accompanying notes.

1. Description of Business

LeapFrog Enterprises, Inc. (the "Company"), formerly known as Knowledge Kids Enterprises, Inc., is a designer, developer and marketer of technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. The Company currently designs its products to help infants and toddlers through high school students learn age- and skill-appropriate subject matter, including phonics, reading, writing, math, spelling, science, geography, history and music. The Company's product line includes: (1) learning platforms, which are portable hardware devices, (2) educational software-based content, such as interactive books and cartridges, specifically designed for use with the Company's learning platforms and (3) stand-alone educational products. The Company's products are sold throughout the United States primarily by national and regional mass-market and specialty retailers, and, to a lesser extent, into international markets and to U.S. schools.

Based on voting control, the Company was a subsidiary of Knowledge Universe, LLC until April 2003, and from April 2004, and the Company was a subsidiary of Mollusk Holdings, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, primarily those organized in the United Kingdom, Canada, Macau (which includes Hong Kong), France and Mexico. Intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when products are shipped and title passes to the customer provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns, and other sales allowances for customer promotions.

Sales allowances may vary as a percentage of gross sales due to changes in the Company's product mix, defective product allowances or other sales allowances. Sales returns and allowances were $117,226, $136,441 and $88,450 for the years ended December 31, 2005, 2004 and 2003, respectively. Actual amounts for returns and allowances may differ from the Company's estimates.

Allowances for Accounts Receivable

The Company reduces accounts receivable by an allowance for amounts it believes will become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances.

(In thousands, except per share and percent data)

The Company also provides estimated allowances for product returns, chargebacks, promotions and defectives on product sales in the same period that it records the related revenue. The Company estimates allowances by utilizing historical information for existing products. For new products, the Company estimates allowances for product returns based on specific terms for product returns and its experience with similar products.

The Company discloses its allowances for doubtful accounts on the face of the balance sheet. Other receivable allowances include allowances for product returns, chargebacks, defective products and promotional markdowns. Other allowances totaled $44,415 at December 31, 2005 and $45,772 at December 31, 2004.

Shipping and Handling Costs

Costs to ship merchandise from the Company's warehouse facilities to customers are recorded in cost of goods sold.

Content and Video Capitalization and Amortization

The Company capitalizes certain external costs related to the content development of its books. Amortization of these costs begins when books are initially released for sale and continues over a three-year life using the sum of the year's digits method. In the years ended December 31, 2005, 2004, 2003, the Company capitalized $3,915, $1,965 and $1,662, respectively, and amortized $2,643, $3,261 and $3,604, respectively, of external content development costs. Capitalized content development is included in property and equipment, and the related amortization is included in cost of sales. During the year ended December 31, 2004, the Company wrote off a total of $928 of capitalized content and $862 of accumulated amortization related to titles not planned to be sold.

The Company capitalizes costs related to the production of home video in accordance with AICPA Statement of Accounting Position No. 00-2, "Accounting by Producers or Distributors of Film." Video production costs are amortized based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. In the years ended December 31, 2005, 2004, 2003, the Company capitalized $213, $1,364 and $1,015 respectively, and amortized $1,038, $684 and $620 of video production costs, respectively. Capitalized video production cost is included in property and equipment, and the related amortization is included in cost of sales. During the year ended December 31, 2005, the Company wrote off capitalized video production costs totaling $379.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The costs of advertising, in-store displays and promotion programs are expensed as incurred. Advertising costs associated with cooperative advertising are accrued as the related revenue is recognized. Prepaid advertising was $294 and $733 at December 31, 2005 and 2004, respectively.

Translation of Foreign Currencies

Assets, liabilities and results of the Company's operations outside of the United States are recorded based on their functional currency. When included in these consolidated financial statements, the assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average of the monthly exchange rates that were in effect during the year. The resulting translation adjustments are included as a separate component of equity. Foreign currency transaction gains and losses are included in income as incurred.

(In thousands)

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Pesos. In order to protect itself against reductions in the value and volatility of future cash flows caused by changes in currency exchange rates, the Company implemented a foreign exchange hedging program for its transaction exposure on January 9, 2004. The program utilizes foreign exchange forward contracts to enter into fair value hedges of foreign currency exposures of underlying non-functional currency monetary assets and liabilities that are subject to remeasurement. The exposures are generated primarily through intercompany sales in foreign currencies. The hedging program reduces, but does not always eliminate, the impact of the remeasurement of balance sheet items due to movements of currency exchange rates.

The Company does not use forward exchange hedging contracts for speculative or trading purposes. In accordance with SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," all forward contracts are carried on the balance sheet at fair value as assets or liabilities and the corresponding gains and losses are recognized immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "Other income (expense), net" on the statement of operations. The estimated fair values of the Company's forward contracts are based on quoted market prices.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds.

Prior to December 31, 2004, the Company classified its auction rate securities as cash and cash equivalents because the securities were highly liquid and the periods between interest rate resets generally did not exceed 90 days. Prior to filing its annual report on Form 10-K for the year ended December 31, 2004, the Company determined that, pursuant to SFAS 95, "Statement of Cash Flows," its auction rate securities cannot be classified as cash equivalents because their contractual maturities exceed 90 days. The Company classified its auction rate securities as of December 31, 2004 as short-term investments.

The Company also corrected the error in its 2003 financial statements by reclassifying $24.5 million of auction rate securities as of December 31, 2003, from cash and cash equivalents to short-term investments. As a result, the following table shows the amounts, as originally presented in the Company's Form 10-K for the year ended December 31, 2003 and the corrected 2003 and 2002 amounts as presented in its Form 10-K for the year ended December 31, 2004. This reclassification had no effect on total current assets, stockholders' equity, net income (loss), cash provided by operating activities, or on net income (loss) per share.

Correction of amounts relating to 2003	As Reported in 2004 Form 10-K	As Reported in 2003 Form 10-K	Difference
Cash and cash equivalents	$ 45,319	$ 69,844	$(24,525)
Short-term investments	67,284	42,759	24,525
Cash used in investing activities	(76,155)	(59,030)	17,125
Decrease in cash and cash equivalents	(18,108)	(983)	(17,125)

Correction of amounts relating to 2002	As Reported in 2004 Form 10-K	As Reported in 2003 Form 10-K	Difference
Cash used in investing activities	$(24,982)	$(17,582)	$ 7,400
Increase in cash and cash equivalents	55,158	62,558	(7,400)

(In thousands, except per share and percent data)

Investments

Short-term investments consist primarily of auction rate preferred securities and certificates. Interest rates on these securities reset at every auction date, generally every seven to ninety days, depending on the security or certificate. Although original maturities of these instruments are generally longer than one year, the Company has the right to sell these securities each auction date.

Long-term investments consist of municipal bonds with greater than one-year maturities. At December 31, 2005, the Company had no long-term investments. At December 31, 2004, the Company had long-term investments totaling $3,737, which are included in "Other assets" in the balance sheet. These securities were sold in 2005. The realized loss was $16.

The Company classifies all investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, based on available market information. There were no unrealized gains or losses for the years ended 2005, 2004 and 2003. The cost of securities sold is based on the specific identification method.

Concentration of credit risk is managed by diversifying investments among a variety of high credit-quality issuers.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. The estimate of allowances for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, demand for products, anticipated product selling prices and products planned for discontinuation. If actual future usage, demand for products and anticipated product selling prices are less favorable than those projected by Company's management, additional inventory write-downs may be required. Management monitors these estimates on a quarterly basis. When considered necessary, management makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Allowances for excess and obsolete inventory totaled $24,153 and $17,354 as of December 31, 2005 and 2004, respectively, and are recorded as reductions of gross inventories.

Valuation of work-in-process inventory is an estimation of the Company's liability for products in production at the end of each fiscal period. This estimation is based upon normal production lead-times for products the Company has scheduled to receive in subsequent periods, plus a valuation of products it specifically knows are either completed or delayed in production beyond the normal lead-time flow. To the extent that actual work-in-process differs from the Company's estimates, inventory and accounts payable may need to be adjusted.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally two to five years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases is included in depreciation expense.

Included in property and equipment are manufacturing tools used to produce the Company's products. These tools are generally depreciated over two years on a straight-line basis. The Company periodically reviews its capitalized manufacturing tools to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy.

(In thousands)

Depreciation expense for manufacturing tools is included in cost of goods sold. During the years ended December 31, 2005 and 2004, the Company recorded accelerated depreciation of $559 and $785, respectively to write-off certain tooling that will not be used in future periods.

The Company capitalizes website development costs in accordance with Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." The costs capitalized include those to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. These costs are amortized on a straight-line basis over two years. In the years ended December 31, 2005 and 2004, the Company capitalized $1,167 and $822, respectively, and amortized $653 and $98, respectively, of website development costs.

Intangible Assets

Intangible assets include the excess of purchase price over the cost of net assets acquired (Goodwill). Goodwill arose from its September 23, 1997 acquisition of substantially all the assets and business of the Company's predecessor, LeapFrog RBT, and its acquisition of substantially all the assets of Explore Technologies on July 22, 1998 and is allocated to the U.S. Consumer segment. Pursuant to the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is tested for impairment at least annually. The Company determined no adjustments to the stated value of goodwill were necessary.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 15 years. At December 31, 2005, the weighted average amortization period for these intangible assets was approximately 9 years. At December 31, 2005, the Company tested these intangible assets for impairment and determined that no significant adjustments to the stated values were necessary.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The tax provision includes sufficient accruals for probable future assessments that may result from the examination of federal, state or international tax returns. Tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any probable future assessments may differ from the amounts accrued and may result in an increase or reduction to income tax expense (benefit) in the year of resolution.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and gains and losses on the translation of foreign currency denominated financial statements.

(In thousands, except per share and percent data)

Stock-Based Compensation

The Company's stock-based compensation programs include stock awards, restricted stock units, performance-based equity awards and employee and non-employee stock options. For stock awards and restricted stock units, the market value of the awards at the time of grant is recorded in "Deferred Compensation" and is amortized to compensation expense on a straight-line basis over the vesting period. The vesting periods are generally three and four years, respectively. The costs of performance-based share awards are accrued based on achieving pre-established financial measures. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned. The Company also grants stock options to certain of its employees for a fixed number of shares with an exercise price generally equal to the fair value of the shares on the date of grant. The Company uses the intrinsic value method to account for stock options. Accordingly, compensation expense is only recorded for those stock option grants whose exercise price is less than the fair value of the shares on the date of the grant.

The Company recorded $11,692 and $1,523 in 2005 and 2004, respectively, in deferred compensation for new awards under its stock-based compensation programs. The Company recognized $2,685, $2,116 and $2,203 of expense for stock-based compensation during the years ended December 31, 2005, 2004 and 2003 respectively.

Effective June 1, 2005, the compensation committee of the board of directors unanimously approved the acceleration of the vesting of out-of-the-money, unvested stock options held by then-current employees. The acceleration only applied to those options with an exercise price of $17.43 per share or higher, and granted on or before October 1, 2004. The weighted average strike price of the accelerated options was $24.90 and the accelerated options represented 28.5% of then outstanding stock options. The closing price of Class A common stock on June 1, 2005 was $11.07 per share. The decision to accelerate vesting of these options was made to avoid recognizing the related compensation cost in the consolidated statement of income in future financial statements upon the effectiveness of SFAS 123R. As of June 1, 2005, the Company estimates that the maximum future pre-tax compensation expense that would have been recorded in the consolidated statement of operations and instead will not be recorded, based on the implementation date for SFAS 123R of January 1, 2006, is approximately $15.7 million. The impact of this acceleration is reflected in the pro forma footnote disclosure below.

For purposes of disclosures pursuant to SFAS 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the estimated fair value of options is amortized over the options' vesting period. The proforma impact of the stock-based compensation determined under the fair value method, as presented below, has been changed for 2004 and 2003 to correct errors identified in the original calculations. This change resulted in an increase of $1,791 in proforma net loss for the year ended December 31, 2004 and a decrease of $1,933 in proforma net income for the year ended December 31, 2003.

The following table illustrates the effect on net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year Ended December 31,		
	2005	2004	2003
Net income (loss) as reported	$ 17,500	$ (6,528)	$72,675
Stock-based employee compensation expense included in reported net income, net of related tax effects	1,617	886	1,389
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,931)	(9,538)	(8,033)
Additional stock based compensation expenses provided by the acceleration of options, net of related tax effects	(11,636)	—	—
Pro forma net income (loss)	$ 1,550	$(15,180)	$66,031
Net income (loss) per common share as reported:			
Basic	$ 0.28	$ (0.11)	$ 1.27
Diluted	$ 0.28	$ (0.11)	$ 1.20
Pro forma net income (loss) per common share:			
Basic	$ 0.03	$ (0.25)	$ 1.15
Diluted	$ 0.02	$ (0.25)	$ 1.09

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used:

	Year Ended December 31,		
	2005	2004	2003
Expected life (years)	4.0	4.0	4.0
Risk-free interest rate	4.0%	3.1%	2.5%
Volatility factor	39.38%	61.0%	68.7%
Dividend yield	0%	0%	0%

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

Prior to May 2, 2005, the Company used historic volatility in determining the value of the stock options. On May 2, 2005, the Chicago Board of Options Exchange began trading options on the Company's stock. Since then, the Company has used the implied market volatility of the exchange-traded options to determine the value of options. As a result of the change, the volatility factor and resulting determined value of the Company's stock options declined as compared to prior years.

(In thousands, except per share and percent data)

The weighted-average fair value of options granted, which is the value assigned to the options under this disclosure policy for years ended December 31, 2005, 2004 and 2003 was $4.23, $10.86, and $15.66 per share, respectively.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flows expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value. The Company regularly evaluates its long-lived assets for indicators of possible impairment.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, "Accounting Changes and Error Corrections", ("SFAS 154"), which supersedes Accounting Principle Board, or APB, Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123R, "Accounting for Stock-based Compensation", ("SFAS 123R"). SFAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method. Further, it eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB 25, and as allowed under the original provisions of SFAS 123. SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. SFAS 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS 123 or only to interim periods in the year of adoption.

On April 14, 2005, the Securities Exchange Commission, or SEC, announced that it would provide a phased-in implementation process for SFAS No. 123R, "Accounting for stock based compensation". The SEC requires registrants that are not small business issuers to adopt SFAS 123R's fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company plans to implement this pronouncement for fiscal year 2006. This statement also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reflected as financing cash inflows rather than operating cash inflows. The adoption of SFAS No. 123R is estimated to result in a compensation charge for fiscal year 2006 of approximately $1.7 million based on current stock options outstanding.

In November 2004, the FASB issued Statement of Financial Accounting Standards Board No. 151, "Inventory Costs", ("SFAS 51"). FAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs and waste material (spoilage). The statement requires that those items be

(In thousands)

recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, the statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have any material impact on its results of operations.

3. Fair Value of Financial Instruments

At December 31, 2005 and 2004, the carrying values of the Company's financial instruments, including cash and cash equivalents, short-term and long-term investments, foreign exchange transactions, receivables, accounts payable and accrued liabilities, approximated their fair values.

4. Investments

Available-for-sale securities consisted of the following classified by original maturity date:

	Maturing within					
At December 31, 2005	**1 YR**	**2 YR**	**5 YR**	**5 to 10 YR**	**Over 10 YR**	**Total**
Auction rate preferred securities	$ —	$ —	$ —	$ —	$ 1,300	$ 1,300
Auction rate certificates	1,000	—	1,000	—	20,350	22,350
Total short-term investments	$ 1,000	$ —	$1,000	$ —	$21,650	$23,650
Certificate of Deposit	$ 150	$ —	$ —	$ —	$ —	$ 150
Total restricted cash	$ 150	$ —	$ —	$ —	$ —	$ 150
At December 31, 2004						
Auction rate municipal securities	$ —	$ —	$1,000	$10,120	$ —	$11,120
Municipal preferred securities	6,675	—	—	—	—	6,675
Municipal bonds	—	2,000	—	2,893	—	4,893
Certificates of deposit	5,500	—	—	—	—	5,500
Total short-term investments	$12,175	$2,000	$1,000	$13,013	$ —	$28,188
Municipal bonds	$ —	$3,737	$ —	$ —	$ —	$ 3,737
Total long–term investments	$ —	$3,737	$ —	$ —	$ —	$ 3,737
Certificates of Deposit	$ 8,418	$ —	$ —	$ —	$ —	$ 8,418
Total restricted cash	$ 8,418	$ —	$ —	$ —	$ —	$ 8,418

At December 31, 2005 and 2004, short-term investments included certificates issued by various states of the United States totaling $19,350 and $22,688, respectively.

5. Restricted Cash

At December 31, 2005, the Company had $150 of restricted cash which was used to collateralize a single standby letter of credit to an insurance provider. The standby letter of credit guarantees expected claims under the Company's commercial and general liability protection policy.

(In thousands, except per share and percent data)

At December 31, 2004, the Company had short-term restricted cash of $8,418. Restricted cash consisted of cash used to collateralize irrevocable standby letters of credit to several of its contract manufacturers and one technology partner. The standby letters of credit guaranteed performance of the obligations of certain of its foreign subsidiaries to pay for trade payables and contractual obligations. The letters of credit, relating to the 2004 restricted cash, were cancelled during the first quarter of 2005, and the related cash collateral classified in "restricted cash" in the Company's balance sheet at December 31, 2004 was released.

6. Inventories

Inventories consisted of the following:

	December 31, 2005	December 31, 2004
Raw materials	$ 31,954	$ 40,088
Work in process	11,220	6,058
Finished goods	150,629	103,121
Allowances	(24,731)	(18,078)
Inventories, net	$169,072	$131,189

At December 31, 2005 and 2004, the Company accrued liabilities for cancelled purchase orders totaling $4,937 and $475, respectively.

7. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2005	December 31, 2004
Tooling, cards, dies, and plates	$ 26,969	$ 22,155
Computers and software	26,196	20,316
Capitalized content development	15,250	11,335
Capitalized website costs	8,256	7,089
Equipment, furniture and fixtures	6,140	5,752
Leasehold improvements	3,316	3,153
Capitalized video costs	2,213	2,379
Displays	—	602
	88,340	72,781
Less: accumulated depreciation	(64,523)	(47,974)
Property and equipment, net	$ 23,817	$ 24,807

Capital leases of $1,192 and $50 at December 31, 2005 and 2004, respectively, are included in equipment, furniture, and fixtures. The accumulated amortization on capital leases was $132 and $25 at December 31, 2005 and 2004, respectively.

(In thousands)

8. Intangible Assets

	December 31, 2005	December 31, 2004
Trademarks, patents and other intangibles	$14,378	$14,378
Less accumulated amortization	(6,353)	(4,431)
	8,025	9,947
Goodwill	19,549	19,549
Intangible assets, net	$27,574	$29,496

In January 2004, the Company entered into a ten-year technology license agreement with a third party to jointly develop and customize their respective technologies to be combined in a platform and related licensed products. The agreement calls for contractual payments of $6,000 in license fees, payable in 2004, of which $5,000 has been paid as of December 31, 2004. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized on a straight-line basis over the life of the contract.

Amortization expense related to trademarks, patents and other intangible assets was $1,923, $1,872, and $1,144 for the years ended December 31, 2005, 2004, and 2003, respectively. The estimated future amortization expense related to these intangible assets is as follows:

Year Ended December 31,	
2006	$1,641
2007	1,421
2008	917
2009	817
2010	817
Thereafter	2,412
	$8,025

9. Related Party Transactions

The Company is reporting the following related party transactions that involve Knowledge Universe, LLC and Lawrence J. Ellison, as it was a subsidiary of Knowledge Universe in 2002 and through April 2003. From April 2003 through April 2004, Lawrence J. Ellison and entities controlled by him, Michael R. Milken, Lowell J. Milken, and Knowledge Universe (which is controlled by Messrs. M. Milken, L. Milken and Ellison) and its affiliates owned a majority of the Company's voting shares. From April 2004, the Company has been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of the Company's voting shares. In April 2004, Knowledge Universe, LLC changed its name to "KU LLC" and in October 2004, KU LLC changed its name to "Krest LLC."

In August 2005, the Company entered into a software capital lease agreement for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007 is $1,566. At December 31, 2005, the Company had remaining liability of $1,140 related to this lease, of which $570 is included in the "Long term liabilities" section of the balance sheet and the remaining balance is included in "Accrued liabilities." The estimated annual payments for this lease are $570 for each of 2006 and 2007, respectively, and the interest rate is 3.0%. In 2004 and 2003, the Company purchased software products and

(In thousands, except per share and percent data)

support services from Oracle Corporation totaling $406, and $569 respectively. As of December 31, 2005, Lawrence J. Ellison, the Chairman and Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,600 shares of the Company's Class B common stock, which represents approximately 53% of the combined voting power of its Class A common stock and Class B common stock. Jeffrey Berg, a former member of the Company's board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.

In 2005, the Company purchased data storage and related software from Pillar Data Systems, Inc., totaling $155. Steven B. Fink, its Chairman of the board of directors, also serves as the Chairman of the board of directors for Pillar Data Systems, Inc.

In August 1999, the Company purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Krest LLC, for $2,000. Krest LLC indirectly owned 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owned substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of the Company's board of directors until June 2004, was Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network from January 1999 to June 2004. Knowledge Kids Media Group was dissolved in August 2004.

In March 2001, the Company entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network, an affiliate of Krest LLC, agreed to develop content and provide technical services in connection with LeapPad interactive books. The Company incurred no expenses in 2005 and 2004. In 2003, the Company incurred expenses of $122 for services from Knowledge Kids Network. In June 2004, the Company entered into an asset purchase agreement with and purchased certain assets from Knowledge Kids Network and its wholly-owned subsidiary Kids and Family Edge LLC for a total purchase price of $300. The Company purchased the assets in order to obtain the contents of a children's website developed by Knowledge Kids Network and to benefit from a contract giving the Company online advertising impressions.

In July 2002, the Company entered into a tax sharing agreement with Knowledge Universe, Inc., a Krest LLC affiliate, with respect to certain state tax matters. In accordance with the agreement, the Company was required to pay Knowledge Universe, Inc. amounts equal to what the Company's liability would have been as a stand-alone taxpayer in 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that the Company was no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003. The liabilities computed under the tax sharing agreement were $0 in 2005, 2004, and 2003. The Company is currently in dispute with Knowledge Universe, Inc. relating to the settlement of certain amounts under the tax sharing agreement. The Company is claiming a refund of $635 in overpaid state taxes from Knowledge Universe, Inc. while Knowledge Universe, Inc. is claiming approximately $1,200 for payment of tax attributes that were allocated to it under state tax law. The company has not accrued any amounts for these items.

Affinity Squared, Inc., an affiliate of Krest LLC, provided health and welfare plan administration services to the Company. In 2005, Affinity Squared, Inc. did not provide services to the Company. In 2004 and 2003, $65 and $201, respectively, was incurred by the Company for services provided by Affinity Squared, Inc.

The law firm of Maron & Sandler served as the Company's primary outside general counsel from August 1997 through July 2002. As of December 2004, they no longer provided legal services to the Company and are no longer the transfer agent for the Company's Class B common stock. Stanley E. Maron, a member of the Company's board of directors, is a partner of Maron & Sandler. In 2004 and 2003, the Company paid Maron & Sandler $9 and $5, respectively, for legal services rendered to the Company.

(In thousands)

10. Accrued Liabilities

	December 31, 2005	December 31, 2004
Advertising and promotion	$19,010	$22,668
Royalties payable	8,375	7,235
Employee-related costs	5,356	6,103
Accrued inventory, manufacturing, and warehousing	2,721	4,579
Sales and VAT tax payable	1,486	1,277
Research and Development related costs	—	2,816
Legal fees and settlement costs	241	1,916
Consulting, contractor costs and commissions payable	605	1,842
Other	6,017	5,432
	$43,811	$53,868

11. Borrowings Under Credit Agreements and Long-Term Debt

Effective September 14, 2005, the Company terminated its $50,000 unsecured senior credit facility entered into in 2002. On November 8, 2005, the Company entered into a $75 million asset-based revolving credit facility with Bank of America. Availability under this agreement was $74.85 million as of December 31, 2005. The borrowing availability varies according to the levels of the Company's accounts receivable, inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility. The interest rate for its revolving credit facility is initially for LIBOR rate loans, 1.75% over the LIBOR rate (as defined in the credit agreement) or, for base rate loans, 0.0% over the Bank of America prime rate. After six months the interest rate will vary based on utilization. The revolving credit facility contains a fixed charge coverage ratio which becomes effective starting February 28, 2006. The ratio is measured only if certain availability thresholds are not met. The Company is required to maintain a ratio of at least 1.0 to 1.0 when the covenant is required to be tested. The maturity date of the facility is November 8, 2010, at which time all borrowings under the facility must be repaid. The Company may make voluntary prepayments of borrowings at any time. It must pay an early termination fee of 1% or 0.5% if the facility is terminated prior to November 8, 2006 and November 8, 2007, respectively.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral.

In August 2005, the Company entered into a capital lease agreement for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007, is $1,566. At December 31, 2005, the Company had remaining liability of $1,140 related to this lease, of which $570 is included in the "Long-term liabilities" section of the balance sheet and the remaining balance is included in "Accrued liabilities." The estimated annual payments for this lease are $570 and $570 for each of 2006 and 2007, respectively.

(In thousands, except per share and percent data)

At December 31, 2005, the Company had outstanding letters of credit of $150 which were cash collateralized under the 2005 facility. At December 31, 2004, outstanding letters of credit were $13,568 of which $5,150 was secured by the 2002 credit facility and $8,418 were cash collateralized. At December 31, 2005, there was $74,850 of unused availability under the facility.

12. Content License Agreements

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. The total amount of royalty expense related to these license agreements was $15,193, $12,435, and $12,628 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company had $8,375 and $7,235 in accrued royalties at December 31, 2005 and 2004, respectively.

13. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, short-term and long-term investments, foreign exchange transactions and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Investments consist principally of fixed income municipal securities and auction preferred securities. Foreign exchange transactions are with highly rated financial institutions. These instruments are short-term in nature and bear minimal risk. The Company estimated that the maximum amount of loss due to credit risk at December 31, 2005 was $496. To date, the Company has not experienced any material losses on cash equivalents, short-term and long-term investments, and foreign exchange transactions.

The Company manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition, and generally collateral is not required. However, letters of credit are sometimes requested. Credit losses are provided for in the consolidated financial statements.

Seasonality of Sales

Sales of the Company's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause the Company to produce excess inventory, which could adversely affect the Company's operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact the Company's relations with its customers.

Off-Shore Manufacturing

Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. The Company expects to continue to use a limited number of contract manufacturers and fabricators, most of which are located in China, and, accordingly, will continue to be highly dependent upon sources outside the Company for timely production. Given the highly seasonal nature of the Company's business, any unusual delays or quality control problems could have a material adverse effect on the Company's operating results and financial condition. The Company's top three vendors supplied a total of 44%, 42% and 48% of the Company's products in 2005, 2004 and 2003, respectively; Jetta Company Limited, located in China, supplied 22%, 24% and 32%, respectively.

(In thousands)

Prior to the fourth quarter of 2005, the Company sourced and provided, on consignment, some of the components used in the product. During the fourth quarter, the Company began its transition to a turnkey mode of operations, whereby contract manufacturers will manage the supply of raw materials into the manufacturing process. Pursuant to its revised sourcing agreements, the Company sold at book value approximately $30 million of raw material inventory to third party contract manufacturers during the fourth quarter of 2005. Amounts due from contract manufacturers are included in accounts receivable at December 31, 2005. These "turnkey" operations provide a more effective supply chain process by allowing the Company's engineering resources to focus on the product design and manufacturability while the Company's contract manufacturers manage the supply of raw materials into the process. This approach also provides clear task ownership and facilitates coordination of up stream suppliers with a single point of contact. In addition, these contract manufacturers, who provide similar services to other companies, can source the raw materials more cost-effectively.

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's net sales. The significant customers and the relative percentage of net sales for these customers are approximately as follows:

	Year Ended December 31,		
	2005	2004	2003
Wal-Mart	29%	28%	31%
Toys "R" Us	20%	23%	25%
Target	15%	13%	12%
Total	64%	64%	68%

Wal-Mart, Toys "R" Us and Target accounted for approximately 37%, 23% and 22%, respectively, of gross accounts receivable at December 31, 2005. At December 31, 2004, Wal-Mart, Toys "R" Us and Target accounted for approximately 30%, 32% and 14%, respectively, of gross accounts receivable.

14. Income Taxes

Income (loss) before taxes includes the following components:

	Year Ended December 31,		
	2005	2004	2003
Income (loss) before taxes:			
United States	$(1,297)	$(13,514)	$110,586
Foreign	25,094	1,057	4,709
Total	$23,797	$(12,457)	$115,295

(In thousands, except per share and percent data)

The income tax (benefit) provision recognized in the consolidated statements of operations consists of the following:

	Year Ended December 31,		
	2005	2004	2003
Current:			
Federal	$(1,629)	$ 9,004	$31,129
State	609	1,227	3,746
Foreign	9,310	3,073	2,534
	8,290	13,304	37,409
Deferred:			
Federal	(230)	(14,013)	4,824
State	(1,378)	(4,717)	505
Foreign	(385)	(503)	(118)
	(1,993)	(19,233)	5,211
Provision (benefit) for income taxes	$ 6,297	$ (5,929)	$42,620

While the Company believes that its tax return positions are supportable, it accrues for possible future assessments that may result from the examination of federal, state, or international tax returns. The tax accruals may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits, or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any possible future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. The Company believes that the tax accruals reflect the probable outcome of known tax contingencies at this time.

Tax benefits of $2,662 and $9,179 related to employee stock options were credited directly to Stockholders' equity in the years ended December 2005 and 2004, respectively.

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% was as follows:

	Year Ended December 31,		
	2005	2004	2003
Income tax (benefit) at the statutory rate	$ 8,329	$(4,360)	$40,353
State income taxes	(50)	(834)	4,798
International operations	980	251	41
Tax exempt interest	(858)	(415)	(313)
Nondeductible items	231	270	180
Research and development credits	(2,020)	(1,093)	(3,125)
Other	(315)	252	686
Income tax provision (benefit)	$ 6,297	$(5,929)	$42,620

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $61,247 at December 31, 2005. The earnings are considered to be permanently reinvested and no deferred U.S. income taxes

(In thousands)

have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income tax in the approximate amount of $18,119, net of resulting tax credits.

The components of the Company's deferred taxes are as follows:

	December 31	
	2005	2004
Deferred tax assets:		
NOL and Credits Carryover	$12,404	$14,440
Inventory and other reserves	11,578	14,911
Depreciation and Amortization	3,092	622
Other	229	1,669
Total	$27,303	$31,642

As of December 31, 2005, the Company has federal operating net loss carryforwards of $9,587 which will expire in 2025. State net operating loss carryforwards totaling $32,590 as of December 31, 2005 will expire in years 2007 through 2025. As of December 31, 2005, the Company also has federal and California research and development credit carryforwards of $2,825 and $7,102, respectively. The federal research credit carryforwards will expire beginning in 2024 while the California research credits can be carried forward indefinitely.

Management has determined that the Company will realize its entire deferred tax asset. Therefore, no valuation allowance has been established for 2005 or 2004.

15. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401 (k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that the Company match 50% of employee contributions up to the greater of $2 or 6% of the participant's compensation per plan year. Matching contributions vest to employees over three years. Prior to September 1, 2005, the 401(k) program provided for the Company to match 25% of employee contributions up to 4% of the participant's compensation, with the vesting occurring at the end of three years. Prior to October 2004, the defined contribution plan was sponsored by Knowledge Universe, Inc. For the years ended December 31, 2005, 2004 and 2003, the Company recorded total expense of $479, $307 and $238 respectively related to the defined contribution plan.

16. Stockholders' Equity

Common Stock

The Company is authorized to issue 180,000 shares of common stock at a $0.0001 par value per share, of which 139,500 shares are designated as Class A common stock and 40,500 shares are designated as Class B common stock.

Conversion

Each holder of Class B common stock shall have the right to convert each share of Class B common stock into one share of Class A common stock.

(In thousands, except per share and percent data)

Dividends

Class A and B stockholders shall be entitled to dividends when and as declared by the Board out of funds legally available. When dividends are declared, such dividends shall be paid in equal amounts per share on all shares of Class A and Class B common stock.

Voting

The Class A stockholders are entitled to one vote per share and the Class B stockholders are entitled to ten votes per share.

Liquidation

Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

Conversion of Stock Appreciation Rights

Prior to its initial public offering, the Company granted stock appreciation rights under its Amended and Restated Employee Equity Participation Plan. Concurrent with the initial public offering of the Company's Class A common stock, the Company stopped granting stock appreciation rights under the Employee Equity Participation Plan.

During the year ended December 31, 2002, the Company converted 1,924 stock appreciation rights into options to purchase an aggregate of 1,924 shares of Class A common stock. Deferred compensation of $4,901 related to the unvested rights has been recognized over the remaining vesting period of the options into which the unvested rights were converted.

Stock Compensation Plans

Under the Company's stock compensation plans, which include stock awards, restricted stock units, performance based equity awards and stock options, employees, outside directors and consultants are able to participate in the Company's future performance through awards of incentive stock options and nonqualified stock options.

Stock Option Plan

In May 2002, the Board of Directors adopted the 2002 Equity Incentive Plan (the "Plan"), which amends and restates the previous stock option plan. Each stock option under the Plan is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option. Unless a different period is provided for by the Board or a stock option agreement, each stock option is generally exercisable for a period of ten years from the date of grant. The exercise price of the option shall be 100% of the fair market value of a share of Class A common stock on the date the stock option is granted.

In April 2004, the Board of Directors approved an amendment to the Plan to increase the aggregate number of shares of the Company's Class A common stock authorized for issuance under all stock compensation plans to 19,000, and to allow for performance based stock awards to be granted under the Plan. Within the maximum number of 19,000 shares authorized to be issued under the Plan, no more than 4,750 shares of Class A common

(In thousands)

stock may be issued pursuant to stock awards other than options. In addition, no person may be granted awards under the Plan covering more than 2,000 shares of Class A common stock in any calendar year. Shares awarded under a stock bonus award may be subject to repurchase by the Company in accordance with a vesting schedule to be determined by the Board of Directors. The Company's stockholders approved the Plan in June 2004.

Non-Employee Directors Stock Option Plan

In July 2002, the Board of Directors adopted, and the Company's stockholders approved, the 2002 Non-Employee Directors' Stock Option Plan ("NED Plan"). In June 2004 an amendment to the NED Plan was approved by stockholders. Under the NED Plan 750 shares of Class A common stock have been reserved for issuance. The Plan provides for the following grants to be made to Non-Employee Directors without further action of the Company's Board of Directors: (1) an option to purchase 30 shares of Class A common stock upon their initial appointment or election to the Board, (2) an option to purchase 15 shares of Class A common stock shall be granted annually on July 1, commencing in 2003, to all existing Non-Employee Directors and (3) an option to purchase 25 shares of Class A common stock shall be granted annually, in lieu of an annual grant of 15 shares, to a Non-Employee Director who holds the position of Chairman of the Company's Board of Directors. Option shares granted will be prorated based on annual service time. Each stock option is exercisable for a period of ten years from the date of grant, no stock option shall be exercisable after the expiration of its option term, the exercise price of the option shall be 100% of the fair market value of a share of Class A common stock on the date the stock option is granted, and options shall vest ratably over a thirty six month period.

Other Plans

Performance shares are received by participants at the end of each three year cycle, and are tied to the company's performance against pre-established financial measures. Compensation expense for performance shares is accrued based on achieving the Company's financial targets. Depending on actual results achieved, the recipient can vest in from 0% to 200% of the target number of shares granted. If the Company's annual financial targets are not met, the related shares are cancelled. As of December 31, 2005 and December 31, 2004, no shares had vested. Stock awards and restricted stock units generally vest over three and four years, respectively. The total grants, net of cancellations, under these other plans are limited to the 4,750 shares discussed above. At December 31, 2005 and 2004, shares subject to issuance under these plans were 1,284 and 365, respectively.

The total expense recognized in 2005, 2004 and 2003 for stock awards and restricted stock units was $2,272, $74, and $0, respectively. No expense was recognized in 2005, 2004 or 2003 for performance shares. The weighted average grant-date fair value of restricted stock awards and restricted stock units granted in 2005 and 2004 was $11.83 and $13.24, respectively.

Form 10-K

(In thousands, except per share and percent data)

A summary of the activity under the stock option plans is as follows:

	Optioned Class A Shares		
	Number of Shares	Price per Share	Weighted-Average Exercise Price
Balances, December 31, 2002	10,197	$2.37-$19.71	$ 6.96
Options granted	1,170	20.60-44.60	29.56
Options exercised	(4,621)	2.37-24.69	5.59
Options canceled	(277)	5.00-24.69	9.30
Balances, December 31, 2003	6,469	2.37-44.60	11.84
Options granted	2,690	12.05-29.74	22.21
Options exercised	(1,638)	2.37-24.69	6.50
Options canceled	(694)	5.00-44.60	16.07
Balances, December 31, 2004	6,827	2.37-44.60	16.77
Options granted	1,266	9.94-13.60	11.68
Options exercised	(1,256)	2.37-12.50	7.26
Options canceled	(1,315)	5.00-44.60	22.40
Balances, December 31, 2005	5,522	$2.37-$44.60	$16.34

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2005.

	Class A Options Outstanding			Class A Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.37 – $2.37	46	1.00	$ 2.37	46	$ 2.37
5.00 – 10.00	1,119	5.90	7.44	1,076	7.34
10.01 – 14.00	2,084	8.45	12.11	541	12.38
17.43 – 20.60	718	7.95	19.71	695	19.74
21.37 – 29.30	1,128	8.06	25.56	1,120	25.58
29.74 – 44.60	427	7.98	31.73	384	31.95
$2.37 – $44.60	5,522	7.96	$16.34	3,862	$17.96

The number of Class A options exercisable at December 31, 2004 and 2003 were 3,292 and 2,886 shares, respectively. At December 31, 2005, the total number of shares available under all plans is 3,305.

During the years ended December 31, 2004 and 2003, the Company granted options to consultants to purchase 2, and 14 shares of Class A common stock at average exercise prices of $12.05, and $21.77 per share, respectively. These options were granted in exchange for consulting services performed. The Company determined the fair value of these options using the Black-Scholes valuation model. Compensation expense related to options to consultants was $426, and $1,093 for the years ended December 31, 2004 and 2003, respectively.

(In thousands)

Employee Stock Purchase Plan

In July 2002, the Company's stockholders adopted the 2002 Employee Stock Purchase Plan, under which 2,000 shares of Class A common stock have been reserved. During the years ended December 31, 2005, 2004, and 2003, 165, 121 and 156 shares, respectively, were issued under this plan.

Shares Reserved For Future Issuance

The following table summarizes the number of shares of Class A common stock that are reserved for future issuance at December 31, 2005.

Class A	
Options and stock awards available and outstanding	10,111
Shares issuable under the Employee Stock Purchase Plan	1,558
Conversion of Class B Common Stock	27,614
	39,283

17. Derivative Financial Instruments

At December 31, 2005 and 2004, the Company had outstanding foreign exchange forward contracts, all with maturities of approximately one month, to purchase and sell the equivalent of approximately $87,200 and $60,300, respectively in foreign currencies, including British Pounds, Canadian Dollars, Euros and Mexican Pesos. The fair market value of these instruments at December 31, 2005, of $496 was recorded in prepaid expense and other current assets and the fair market value at December 31, 2004 was not significant and accordingly was not recorded in the balance sheets. The Company believes the counterparties to these contracts are creditworthy multinational commercial banks and thus the risks of counterparty nonperformance associated with these contracts are not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurances that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

The Company recorded a net gain of $1,020 and a net loss of $5,850 on the foreign currency forward contracts for the years ended December 31, 2005 and 2004, respectively. The Company also recorded a net loss of $1,162 and a net gain of $5,818 on the underlying transactions denominated in foreign currencies for the years ended December 31, 2005 and 2004, respectively. The Company did not have a foreign currency hedging program in the year ended December 31, 2003.

18. Net Income (Loss) Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires the presentation of basic net income (loss) per common share and diluted net income (loss) per common share. Basic net income (loss) per common share excludes any dilutive effects of options and convertible securities.

(In thousands, except per share and percent data)

The following table sets forth the computation of basic and diluted net income (loss) per share.

	Year Ended December 31,		
	2005	2004	2003
Numerator:			
Net income (loss)	$17,500	$ (6,528)	$72,675
Denominator—weighted average shares:			
Class A and B—shares	61,917	59,992	57,246
Less: shares of unvested stock	(136)	(16)	—
Denominator for basic net income (loss) per Class A and B share	61,781	59,976	57,246
Effect of dilutive securities:			
Employee stock options	467	—	3,302
Restricted stock and stock units	81	—	—
Denominator for diluted net income (loss) per Class A and B share	62,329	59,976	60,548
Net income (loss) per Class A and B share:			
Basic	$ 0.28	$ (0.11)	$ 1.27
Diluted	$ 0.28	$ (0.11)	$ 1.20

If the Company had reported net income for the year ended December 31, 2004, the calculation of diluted net income (loss) per Class A and B share would have included an additional 1,582 common equivalent shares related to outstanding stock options and unvested stock (determined using the treasury stock method).

19. Commitments and Contingencies

The Company leases office and warehouse space under noncancelable operating leases having initial terms in excess of one year and expiring in various years between 2005 and 2016. The Company also has several noncancelable office equipment leases with initial terms in excess of one year and which expire in various years between 2005 and 2007, and certain of these leases contain rent escalation clauses. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five years at market rates.

Rent expense for the years ended December 31, 2005, 2004 and 2003 was $3,707, $5,088 and $3,656, respectively. Future minimum annual payments under the Company's lease commitments for the years ended December 31 are:

Year	Commitments
2006	$ 7,844
2007	6,623
2008	5,358
2009	5,121
2010	4,912
Thereafter	13,485
Total	$43,343

(In thousands)

The Company is also obligated to pay certain minimum royalties in connection with license agreements to which the Company is a party.

The Company accounts for rent expense on a straight line basis over the term of the lease. At December 31, 2005 and 2004, the Company recorded deferred rent liability of $1,449 and $1,275, respectively, which primarily related to rent escalation costs for its corporate headquarters in Emeryville, California. Deferred rent is included in long-term liabilities in the accompanying balance sheet.

In January 2004, the Company entered into a ten-year technology license agreement with a foreign company to jointly develop and customize their respective technologies to be combined in a platform and related licensed products. The agreement called for contractual payments of $6,000 in license fees in 2004 and $8,500 in advance royalties in 2005 and $2,500 in 2006. Additionally, the Company paid $1,000 of engineering fees subject to attainment of specific milestones.

Legal Proceedings

Various claims and lawsuits are pending against the Company. The Company intends to defend or pursue these suits vigorously.

Tinkers & Chance v. LeapFrog Enterprises, Inc.

On August 1, 2005, a complaint was filed against the Company in the eastern federal district court of Texas by Tinkers & Chance, a Texas partnership. The compliant alleges that the Company has infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States and/or importing the Company's LeapPad and Leapster platforms and other unspecified products. Tinkers & Chance seeks unspecified monetary damages, including triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief. On September 23, 2005, the Company filed a motion to transfer the case to the Northern District of California and further filed an action against Tinkers & Chance in the Northern District of California seeking declaratory relief that the Company's products do not infringe United States Patent No. 6,739,874. On February 23, 2006, the federal district court in Texas denied the Company's motion to transfer. On February 28, 2006, Tinkers & Chance filed a motion to amend the original complaint to add a claim that the Company is infringing United States Patent No. 7,006,786. Discovery has not commenced and no trial date has been set. The Company has not accrued any amount related to this matter because it is not probable that a liability has been incurred and the amount of liability, if any, is not currently estimable.

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, the Company filed a complaint in the federal district court of Delaware against Fisher-Price, Inc., No. 03-927 GMS, alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. The Company is seeking damages and injunctive relief. Trial by jury began on May 16, 2005. On May 27, 2005, the district court declared a mistrial because the jury was unable to reach a unanimous verdict, and the parties stipulated to have the case decided by the court based on the seven-day trial record. The parties completed post-trial briefing in August 2005. The parties are awaiting a verdict by the court.

LeapFrog Enterprises, Inc. v. Lexington Insurance Co.

On October 21, 2004, the Company filed a complaint in the Superior Court of the State of California, County of Alameda, against Lexington Insurance Co., No. RG04181463, alleging breach of contract and bad

(In thousands, except per share and percent data)

faith in denying the Company coverage for the Company's costs with respect to patent infringement claims filed against the Company in three prior litigations. The Company is seeking approximately $3.5 million in damages to recover the Company's defense fees and indemnity payments. A hearing on cross-motions for summary judgment was held on November 3, 2005. On January 4, 2006, the court granted the Company's motion for summary adjudication on three causes of action.

Stockholder Class Actions

On December 2, 2003, a class action complaint entitled *Miller v. LeapFrog Enterprises, Inc., et al.*, No. 03-5421 RMW, was filed in federal district court for the Northern District of California against the Company and certain of its current and former officers and directors alleging violations of the Securities Exchange Act of 1934, or 1934 Act. Subsequently, three similar actions were filed in the same court: *Weil v. LeapFrog Enterprises, Inc., et al.*, No. 03-5481 MJJ; *Abrams v. LeapFrog Enterprises Inc., et al.*, No. 03-5486 MJJ; and *Ornelas v. LeapFrog Enterprises, Inc.*, et al., No. 03-5593 SBA. Each of those complaints purported to be a class action lawsuit brought on behalf of persons who acquired the Company's Class A common stock during the period of July 24, 2003 through October 21, 2003, except that the plaintiff in the *Weil* action sought to maintain a class action on behalf of persons who acquired the Company's Class A common stock during the longer period of July 24, 2003 through February 10, 2004 and also alleged that the Company's financial statements were false and misleading. The complaints did not specify the amount of damages sought. On March 31, 2005, the Court entered an order consolidating these actions, appointing lead plaintiffs, and appointing lead class counsel.

On April 25, 2005, another class action complaint entitled *The Parnassus Fund et al. v. LeapFrog Enterprises, Inc., et al.*, No. 05-01695 JSW, was filed in federal district court for the Northern District of California against the Company, its current CEO and its former CFO alleging violations of the Securities Exchange Act of 1934. On June 3, 2005, a nearly identical class action complaint entitled *Fredde Gentry et al. v. LeapFrog Enterprises, Inc. et al.*, No. 05-02279 MJJ, was filed in federal district court for the Northern District of California. Both the *Parnassus* and *Gentry* complaints purport to be class actions brought on behalf of persons who acquired LeapFrog securities during the period of February 11, 2004 through October 18, 2004. The complaints alleged that the defendants caused the Company to make false and misleading statements about its business, operations, management and value of its common stock, which allowed insiders to sell the Company's common stock at artificially inflated prices and which caused plaintiffs to purchase the Company's common stock at artificially inflated prices. Neither of these complaints specified the amount of damages sought.

On June 17, 2005, lead plaintiffs in the class actions that were consolidated under the March 31, 2005 order filed a consolidated complaint. The consolidated complaint alleged that the defendants caused the Company to make false and misleading statements about the Company's business and forecasts about the Company's financial performance, that certain of its individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information, and that certain of the Company's financial statements were false and misleading. The consolidated complaint also alleged an expanded class period of July 24, 2003 through October 18, 2004 (thereby including the purported class period of the *Parnassus* and *Gentry* complaints), and sought unspecified damages. On May 10, 2005 and June 28, 2005, lead plaintiffs for the Miller, etc. actions also filed notices to relate and consolidate the *Parnassus* and *Gentry* actions, respectively, with the original class actions that had been consolidated by the March 31, 2005 order. In July 2005, the Court entered an order relating the *Parnassus* and *Gentry* actions with the cases consolidated under the March 31, 2005 consolidation order.

On November 23, 2005, the Court entered an order appointing the plaintiffs in the *Parnassus* action as lead plaintiffs. On January 27, 2006, the lead plaintiffs filed an amended and consolidated complaint. The class period and defendants are identical to that alleged in the complaint filed on June 17, 2005 by the previous lead plaintiffs,

(In thousands)

and the substantive allegations are largely the same. By stipulation and order, the Company is due to respond to the amend... complaint on March 27, 2006. Discovery has not commenced and no trial date has been s... The Comp... has not accrued any amount related to this matter because it is not probable that a liability has been incurred and the amount of liability, if any, is not currently estimable.

...Reporting

...ny's reportable segments include U.S. Consumer, International and Education and Training. The ...ds all indirect expenses at its U.S. Consumer segment, and does not allocate these expenses to its ...d Education and Training segments. The accounting policies of the segments are the same as ...te 2 of these notes to consolidated financial statements.

The U.S. Co...ment includes the design, production and marketing of electronic educational toys and books, sold primarily throug... retail channels. For the International segment, the Company designs, markets and sells products primarily in the non-U.S. consumer product market. The Education and Training segment includes ...e design, production and marketing of educational books and toys sold primarily to school systems.

	Net Sales	Income (Loss) from Operations	Total Assets
2005			
U.S. Consumer	$478,179	$ (4,854)	$487,281
Education and Training	40,347	927	16,730
International	131,231	24,880	101,818
Total	$649,757	$ 20,953	$605,829
2004			
U.S. Consumer	$431,861	$ (49,886)	$435,255
Education and Training	55,235	10,947	17,167
International	153,193	24,956	107,372
Total	$640,289	$ (13,983)	$559,794
2003			
U.S. Consumer	$545,976	$ 83,209	$472,928
Education and Training	37,469	(194)	20,100
International	96,567	26,443	59,631
Total	$680,012	$109,458	$552,659

In 2005, no single country other than the United States accounted for 10% or more of the Company's consolidated net sales. In 2004 and 2003, the Company had net sales in the United Kingdom of $67.8 million and $39.0 million respectively. No other country accounted for more than 10% of the Company's net sales for 2003 and 2004. The Company attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by the Company's United Kingdom-based foreign subsidiary, Leap Frog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if product is shipped from Macau or one of the Company's leased warehouses in the United States to a distributor in a foreign country.

The Company's long-lived assets are comprised of net fixed assets, net intangibles, and other assets. As of December 31, 2005, 2004 and 2003, long-lived assets located in foreign countries were $6,421, $10,973 and $1,842, respectively. The majority of long-lived assets outside of the United States relate to manufacturing tooling held by the Company's wholly-owned subsidiary located in Macau.

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LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share and percent data)

21. Quarterly Financials — Unaudited

	First Quarter	Second Quarter	[illegible]	[illegible] Quarter	Year Ended [illegible]ecember 31,
	(In thousands, except per share data)				
2005					
Net sales	$ 71,859	$ 87,066	$242,820	$248,01[illegible]	[illegible]
Cost of sales	44,087	49,274	134,108	142,[illegible]	[illegible]
Gross profit	27,772	37,792	108,712	105,[illegible]	[illegible]
Operating expenses:					
Selling, general and administrative	33,209	29,013	32,739	31[illegible]	[illegible]
Research and development	14,739	14,580	13,958	[illegible]	[illegible]
Advertising	6,493	6,949	13,045	[illegible]	[illegible],014
Depreciation and amortization	2,430	2,361	[illegible]	2,966	10,142
Total operating expenses	56,871	52,903	[illegible],127	86,782	258,68[illegible]
Income (loss) from operations	(29,099)	(15,111)	46,585	18,578	20,95[illegible]
Other items	904	1,238	692	10	2,844
Income (loss) before benefit (provision) for income taxes	(28,195)	(13,873)	47,277	18,588	23,797
Benefit (provision) for income taxes	8,316	4,09[illegible]	([illegible]92)	(4,213)	(6,297
Net income (loss)	$(19,879)	$ (9,781)	$ 32,785	$ 14,375	$ 17,500
Net income (loss) per common share:					
Basic	$ (0.32)	$ (0.16)	$ 0.53	$ 0.23	$ 0.28
Diluted	$ (0.32)	$ (0.16)	$ 0.52	$ 0.23	$ 0.28
2004					
Net sales	$ 71,632	$ 80,814	$231,094	$256,749	$640,289
Cost of sales	39,684	44,347	137,541	159,672	381,244
Gross profit	31,948	36,467	93,553	97,077	259,045
Operating expenses:					
Selling, general and administrative	26,769	27,378	29,971	36,692	120,810
Research and development	13,946	13,469	15,242	18,340	60,997
Advertising	8,686	5,540	15,659	53,378	83,263
Depreciation and amortization	1,793	1,743	2,042	2,380	7,958
Total operating expenses	51,194	48,130	62,914	110,790	273,028
Income (loss) from operations	(19,246)	(11,663)	30,639	(13,713)	(13,983)
Other items	1,259	427	38	(198)	1,526
Income (loss) before benefit (provision) for income taxes	(17,987)	(11,236)	30,677	(13,911)	(12,457)
Benefit (provision) for income taxes	6,164	3,829	(10,444)	6,380	5,929
Net income (loss)	$(11,823)	$ (7,407)	$ 20,233	(7,531)	$ (6,528)
Net income (loss) per common share:					
Basic	$ (0.20)	$ (0.12)	$ 0.34	$ (0.12)	$ (0.11)
Diluted	$ (0.20)	$ (0.12)	$ 0.33	$ (0.12)	$ (0.11)

Significant quarterly fluctuations are described in "Item 7. Management's Discussion and Analysis of Results of Operations."

EXHIBIT INDEX

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3.03(a)	Amended and Restated Certificate of Incorporation.
3.04(a)	Amended and Restated Bylaws.
4.01	[illegible]ed and consolidated [illegible] Class A Common Stock Certificate.
4.02(b)	[illegible] Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein.
[illegible]	Form of Indemnification Agreement entered into by LeapFrog with each of its directors and each of its executive officers.
[illegible]	[illegible] Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended.
[illegible]	[illegible] Amendment, dated March 7, 2005, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog
10.04(a) †	Amended and Restated Stock Option Plan.
10.05(a) †	Amended and Restated Employee Equity Participation Plan.
[illegible]6(a) †	2002 Equity Incentive Plan.
[illegible].07(a) †	Form of Stock Option Agreement under the 2002 Equity Incentive Plan.
1[illegible].08(a) †	2002 Non-Employee Directors' Stock Option Plan.
[illegible].09(a) †	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Option Plan.
[illegible]0.10(a) †	2002 Employee Stock Purchase Plan.
10.11(a) †	Form of Offering under the 2002 Employee Stock Purchase Plan.
10.12†	Compensation Arrangements between LeapFrog and its Board of Directors (the description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the SEC on April 22, 2005 is incorporated herein as Exhibit 10.12).
10.13(a) †	Employment Agreement, dated as of April 1, 2002, between Thomas J. Kalinske and LeapFrog.
10.15(c)†	Employment Agreement, effective as of November 1, 2003, between Timothy Bender and LeapFrog.
10.22(a)	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog.
10.28(c)†	Employment Agreement, effective as of February 10, 2004, between Jerome Perez and LeapFrog.
10.29(d)	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2004.
10.30(e)†	Employment Agreement, dated effective as of September 21, 2004, between Kathryn E. Olson and LeapFrog.
10.32(e)†	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan.
10.33(f)†	Employment Agreement, effective as of November 11, 2004, between William B. Chiasson and LeapFrog.
10.38(g)	Credit Agreement between the financial institutions named therein, Banc of America Securities LLC, Bank of America, N.A. and LeapFrog as the Borrower dated as of November 8, 2005.
10.39(h)†	Form of LeapFrog 2002 Equity Incentive Plan Restricted Stock Unit Award Agreement.
10.40†	Form of Leapfrog 2002 Equity Incentive Plan Performance Share Award Agreement.
21.01	List of Subsidiaries.

23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Power of Attorney (see signature page to this Form 10-K).
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference to the same numbered exhibit previously filed with the company's registration statement on Form S-1 (SEC File No. 333-86898)

(b) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on August 12, 2003 (SEC File No. 001-31396)

(c) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-K filed on March 12, 2004 (SEC File No. 001-31396)

(d) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on May 10, 2004 (SEC File No. 001-31396)

(e) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on November 9, 2004 (SEC File No. 001-351396)

(f) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-K filed on March 29, 2005 (SEC File No. 001-31396)

(g) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on November 9, 2005 (SEC File No. 001-351396)

(h) Incorporated by reference to exhibit number 10.1 previously filed with the company's report on Form 8-K filed on December 14, 2005 (SEC File No. 001-351396)

† Compensation plans or arrangements in which directors or executive officers are eligible to participate.

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street, Suite 100
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Friday, June 16, 2006

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Friday, June 16, 2006 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Suite 100, Emeryville, California for the following purposes:

1. To elect eight directors to serve for the ensuing year and until their successors are elected.
2. To approve the 2002 Non-Employee Directors' Stock Option Plan, as amended, to increase the aggregate number of shares of common stock authorized for issuance under the plan by 500,000 shares and to add restricted stock, restricted stock unit awards, performance stock awards and stock appreciation rights to the types of awards available for grant under the plan.
3. To approve the 2002 Equity Incentive Plan, as amended, to increase the aggregate number of shares of common stock authorized for issuance under the plan by 2,000,000 shares and to expand the types of awards available for grant under the plan.
4. To ratify the selection by the Audit Committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2006.
5. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is April 18, 2006. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Peter Wong

Peter M. O. Wong
Corporate Secretary

...ia

...rdially invited to attend the meeting in person. Whether or not you expect to attend the ... please complete, date, sign and return the enclosed proxy as promptly as possible in order to ...our representation at the meeting. A return envelope (which is postage prepaid if mailed in the ...ited States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Proxy

LEAPFROG ENTERPRISES, INC.

6401 Hollis Street, Suite 100
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2006 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about April 26, 2006 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 18, 2006 will be entitled to vote at the annual meeting. On this record date, there were 35,102,460 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 18, 2006 your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapF[illegible] Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a st[illegible]lder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the [illegible]eting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 1[illegible] [illegible] shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are th[illegible] beneficial owner of shares held in "street name" and these proxy materials are being forw[illegible]d to you by that organization. The organization holding your account is considered the stockh[illegible] record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to d[illegible]ur broker or other agent on how to vote the shares in your account. You are also invited to attend the [illegible]ual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at [illegible] meeting [illegible] request and obtain a valid proxy from your broker or other agent.

Emeryville, Califor[illegible]
April 26, 2006

[illegible]e election of all eight of our directors;

You are c[illegible] [illegible]proval of [illegible] proposed amendment of our 2002 Non-Employee Directors' Stock Option Plan to
meeting, [illegible]crease by 500,000 shares the number of shares of common stock authorized for issuance under the
ensure [illegible] [illegible]and to add restricted stock, restricted stock unit awards, performance stock awards and stock
Unit[illegible] appreciation rights to the types of awards available for grant under the plan;

Proxy

3. Approval of the proposed amendment of our 2002 Equity Incentive Plan to increase by 2,000,000 shares the number of shares of common stock authorized for issuance under the plan and to expand the types of awards available for grant under the plan; and

4. Ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2006.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "withhold" your vote for any nominee(s) you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from LeapFrog. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all eight nominees for director and "For" the proposed amendments to our 2002 Non-Employee Directors' Stock Option Plan and our 2002 Equity Incentive Plan and the ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2006. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

1. You may submit another properly completed proxy card with a later date.
2. You may send a written notice that you are revoking your proxy to LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.
3. You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent who holds your shares in street name.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 27, 2006 to LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 16, 2007 and March 19, 2007. You are also advised to review LeapFrog's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- **Proposal 1—Election of the Directors.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Amendment of the 2002 Non-Employee Directors' Stock Option Plan.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- **Proposal 3—Amendment of the 2002 Equity Incentive Plan.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- **Proposal 4—Ratification of the Selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Independent Registered Public Accounting Firm of LeapFrog for Our Fiscal Year Ending December 31, 2006.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting or by proxy there is represented the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 35,102,460 shares of Class A common stock outstanding and 27,614,176 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total of 311,244,220 votes. Thus shares representing at least 155,622,111 votes must be represented at the meeting or by proxy to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 18, 2006, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 18, 2006.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of April 3, 2006, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's common stock as of April 3, 2006 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our common stock, as the case may be, and Schedules 13D and 13G filed with the Securities and Exchange Commission, or SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in our case is April 3, 2006. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison(4)	—	16,585,345	16,585,345	—	60.1%	26.5%	53.3%
Michael R. Milken(5)	1,601,789	9,387,732	10,989,521	4.6%	34.0%	17.5%	30.7%
Lowell J. Milken(6)	458,931	5,940,465	6,399,396	1.3%	21.5%	10.2%	19.2%
Snow Capital Management, L.P.(7)	3,839,763	—	3,839,763	11.0%	—	6.1%	1.2%
Third Avenue Management(8)	5,343,052	—	5,343,052	15.2%	—	8.5%	1.7%
Prentice Capital Management(9)	2,498,965	—	2,498,965	7.1%	—	4.0%	*
Thomas J. Kalinske(10)	662,101	1,107	663,208	1.9%	*	1.1%	*
Jerome J. Perez(11)	447,733	—	447,733	1.3%	—	*	*
Timothy M. Bender(12) . . .	122,666	—	122,666	*	—	*	*
Steven B. Fink(13)	98,238	16,635,345	16,733,583	*	60.2%	26.7%	53.5%
Stanley E. Maron(14)	72,052	168	72,220	*	*	*	*
William B. Chiasson(15) . . .	65,749	—	65,749	*	—	*	*
Kathryn E. Olson(16)	56,944	—	56,944	*	—	*	*
E. Stanton McKee(17)	44,583	—	44,583	*	—	*	*
Paul A. Rioux (18)	21,799	—	21,799	*	—	*	*
Ralph R. Smith(19)	12,811	—	12,811	*	—	*	*
Caden Wang(20)	12,811	—	12,811	*	—	*	*
Jeffrey G. Katz(21)	9,547	—	9,547	*	—	*	*
David C. Nagel(22)	6,666	—	6,666	*	—	*	*
All directors and executive officers as a group (18 persons)(23)	1,451,541	16,636,620	18,143,598	4.3%	60.2%	28.9%	53.9%

* Less than one percent.

(1) Based on 35,058,362 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding as of April 3, 2006. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Suite 100, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 16,585,345 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, LLC, which is controlled by Cephalopod Corporation and Lawrence Investments, LLC, which are also reported as beneficially owned by Mr. Fink and over which Mr. Ellison shares voting and investment power.

The address for Mollusk Holdings, LLC is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(5) Includes:

- 5,039,937 shares of Class B common stock and 1,601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 1,592,670 shares of Class B common stock and 416,845 shares of Class A common stock held directly by Mr. L. Milken;
- 42,086 shares of Class A common stock held in a trust of which Mr. L. Milken is a trustee;
- 4,336,216 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Based solely on information provided in a Schedule 13G filed on January 23, 2006 by Snow Capital Management, L.P., or Snow Capital. Snow Capital has sole voting and dispositive power over 3,839,763 shares. The address for Snow Capital is 2100 Georgetowne Drive, Suite 400, Sewickley, Pennsylvania 15143.

(8) Based solely on information provided in a Schedule 13G filed on February 15, 2006 by Third Avenue Management LLC, or Third Avenue. Third Avenue has sole voting power over 5,149,327 shares and sole dispositive power over 5,343,052 shares. The address for Third Avenue is 622 Third Avenue, 32nd Floor, New York, New York 10017.

(9) Based solely on information provided in a Schedule 13G filed on February 14, 2006 by Prentice Capital Management, LP, or Prentice Capital. Prentice Capital has shared voting and dispositive power over 2,498,965 shares. The address for Prentice Capital is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

(10) Includes 319,722 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 3, 2006.

(11) Includes:

- 8,567 shares of Class A common stock issued upon the vesting of a stock bonus award to Mr. Perez in 2004, the remaining 26,667 shares of Class A common stock issued to Mr. Perez under this stock bonus award are subject to repurchase by LeapFrog until Mr. Perez's ownership vests in equal annual installments on the second and third anniversaries of the date the stock bonus award was granted to Mr. Perez by the Compensation Committee of our board of directors. Following his resignation as

LeapFrog's President in February 2006, Mr. Perez is providing consulting services to LeapFrog and his ownership in the shares represented by the stock bonus award will continue to vest so long as he provides LeapFrog with such consulting services; and

- 412,499 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(12) Includes 122,666 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(13) Includes:

- 98,238 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006; and
- 16,585,345 shares of Class B common stock presently held by Mollusk Holdings, LLC. Mr. Fink is the Chief Executive Officer of Lawrence Investments, LLC, which is one of the two managing members of Mollusk Holdings, LLC. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Fink disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
- 50,000 shares of Class B common stock presently held prorata by ET Holdings, LLC, Mollusk Holdings, LLC and Michael R. Milken based on the number of shares of LeapFrog's Class B common stock distributed by Krest LLC to each of such three stockholders in September 2005, which may be acquired by Mr. Fink within 60 days of April 3, 2006 upon the exercise of a call option that each of such three stockholders has granted to Mr. Fink. Mr. Fink shares voting and investment power with respect to these shares with each of such three stockholders.

The address for Mr. Fink is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(14) Includes 63,083 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(15) Includes 65,749 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(16) Includes:

- 6,425 shares of Class A common stock issued upon the vesting of a stock bonus award to Ms. Olson in 2004, the remaining 15,000 shares of Class A common stock issued to Ms. Olson under this stock bonus award are subject to repurchase by LeapFrog until Ms. Olson's ownership vests in equal annual installments on the second and third anniversaries of the date the stock bonus award was granted to Ms. Olson by the Compensation Committee of our board of directors; and
- 35,519 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(17) Includes 44,583 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(18) Includes 9,166 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(19) Includes 12,811 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006. The address for Mr. Smith is c/o The Annie E. Casey Foundation, 701 St. Paul Street, Baltimore, Maryland 21202.

(20) Includes 12,811 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(21) Includes 9,547 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(22) Includes 6,666 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006.

(23) See footnotes 10 through 22 above, as applicable. Mr. Perez is not included as an executive officer as he was no longer serving as an executive officer of LeapFrog as of April 3, 2006, the date of the information in the table. Includes 82,530 shares of Class A common stock held by our executive officers who are not named executive officers, provided that LeapFrog has the right to repurchase 12,000 of these shares until the shares vest in three equal annual installments and 30,001 of these shares until the shares vest in two equal annual installments. Also includes 238,481 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 3, 2006 held by executive officers who are not named in the Summary Compensation Table below.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of LeapFrog directors has been fixed at 11 by a resolution of our board of directors. There are eight nominees for director at this annual meeting. One of our current directors, Mr. Rioux, is not standing for re-election. Our board is currently seeking suitable nominees to fill at least some of the vacancies and is also in the process of determining whether to reduce the number of directors on our board of directors to a number less than 11. Stockholders cannot vote or submit proxies for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these directors was elected by the stockholders, except for Mr. Katz and Dr. Nagel, who were appointed by our board of directors in June 2005 and September 2005, respectively, to fill vacancies created by the resignation of two of our former board members. A third party search firm engaged by us to identify and evaluate director candidates identified Dr. Nagel as a possible candidate for our board, and our Chairman of the board identified Mr. Katz as a possible candidate for our board. Our Chairman of the board, who is also the Chairman of the Nominating and Corporate Governance Committee of our board of directors, reviewed and evaluated, using the guidelines adopted by our board, Mr. Katz and Dr. Nagel as candidates to serve as directors on our board. Our Chairman, in his capacity as Chairman of the Nominating and Corporate Governance Committee, recommended to our board that Mr. Katz and Dr. Nagel be appointed to our board of directors.

It is LeapFrog's policy to encourage nominees for directors to attend the annual meeting. Five directors attended our 2005 annual meeting of stockholders.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by LeapFrog's management. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of April 3, 2006 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held With LeapFrog
Steven B. Fink	55	Chairman of the board
Thomas J. Kalinske	61	Chief Executive Officer and Director
Jeffrey G. Katz	50	Director
Stanley E. Maron	57	Director
E. Stanton McKee, Jr.	61	Director
David C. Nagel	60	Director
Ralph R. Smith	58	Director
Caden Wang	53	Director

Steven B. Fink was elected to our board of directors in March 1999 and was appointed as Chairman of our board in February 2004. Mr. Fink has been the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm that is controlled by Lawrence J. Ellison, since May 2000. Mr. Fink also serves as a Vice Chairman of Knowledge Universe (now renamed Krest LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance, a position he has held since 1996. From 1981 to 1986, Mr. Fink served as Chief Executive Officer and Chairman of the board of directors of Anthony Manufacturing Company, a specialty glass and conductive coatings manufacturer. He currently serves as Vice Chairman of Heron International, a European real estate development company. He is a director of Nextera Enterprises, a former provider of economic consulting services that has sold its operating businesses; Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market; C-COR Incorporated, a provider of operations support software and technical services; and Spring Group plc, an information technology services company in the United Kingdom. Mr. Fink also serves on the boards of directors of privately held companies and on the board of trustees of the American College of Physicians Foundation. Mr. Fink has a B.S. from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University. Mr. Fink has served as the Chairman of our Nominating and Corporate Governance Committee since April 2004 and as a member of our Compensation Committee since April 2005.

Thomas J. Kalinske has served as our Chief Executive Officer since February 2004 and previously served in that capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe LLC (now renamed Krest LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. He is the non-executive Deputy Chairman of the board of Spring Group plc, an information technology services company in the United Kingdom. Mr. Kalinske is a past board member of the National Education Association Foundation for the Improvement of Education and of the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Jeffrey G. Katz was appointed to our board of directors in June 2005. He served as the Chairman and Chief Executive Officer of Orbitz, Inc. from 2000 to 2004 . From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair. From 1980 to 1997, he served in a variety of roles at American Airlines, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Northwest Airlines Corporation, a publicly held airline, and is a member of their Audit Committee, and also serves on the boards of a privately held company and City of Hope National Cancer Research Institute. Mr. Katz received a B.S. in mechanical engineering from the University of California, Davis, and holds M.S. degrees from both Stanford University and the Massachusetts Institute of Technology. Mr. Katz has served on our Audit Committee and Nominating and Corporate Governance Committee since June 2005.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, he has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Nextera Enterprises, Inc., a former provider of economic consulting services that has sold its operating businesses, and also serves as an officer and director of numerous privately held companies. Mr. Maron received a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles.

E. Stanton McKee, Jr. has served on our board of directors since November 2003. Until retiring in 2002, Mr. McKee was the Executive Vice President and Chief Financial and Administrative Officer of Electronic Arts Inc., the world's largest developer and publisher of interactive entertainment. Mr. McKee joined Electronic Arts Inc. in 1989

Proxy

and served as Chief Financial and Administrative Officer for over 13 years. Mr. McKee holds B.A and M.B.A. degrees from Stanford University. Mr. McKee has served as the Chairman of our Audit Committee since November 2003.

David C. Nagel was appointed to our board of directors in September 2005. He has served as the President, Chief Executive Officer and a director of PalmSource, Inc., a provider of operating system software platforms for smart mobile devices, since December 2001. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc. (now palmOne Inc.), which sells smart mobile devices. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was chief technology officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Prior to his tenure with AT&T, from 1988 to 1996, he held various positions at Apple Computer, a manufacturer of personal computing devices, the last of which was Senior Vice President, Research and Development. Dr. Nagel's earlier positions at Apple Computer included General Manager and Vice President, Apple Soft, and Vice President, Advanced Technology. Dr. Nagel serves on the board of directors and Audit Committee of Nuance Communications, Inc., a voice automation technology software company, the board of directors and Compensation Committee of Liberate Technologies, Inc., an interactive television software company, the board of directors of Tessera Technologies, Inc., a developer of semiconductor packaging technology, and the board of directors of ArcSoft, Inc., a privately-held developer of multimedia software for electronic devices. Before joining Apple, he was head of human factors research at Ames Research Center. Dr. Nagel has a B.S. and an M.S. in engineering and a Ph.D. in experimental psychology from the University of California, Los Angeles. Dr. Nagel has served on our Compensation Committee since February 2006.

Ralph R. Smith has served on our board of directors since April 2005. He currently serves as Senior Vice President of The Annie E. Casey Foundation, a private philanthropy dedicated to helping build better futures for disadvantaged children in the United States. Since 2004, Mr. Smith has served on the board of directors of Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and serves as a member of their Nominating and Corporate Governance Committee. He is also a member of the board of directors of Venture Philanthropy Partners, a non-profit philanthropic investment organization serving the National Capital Region. From 1975 to 1997, Mr. Smith was a member of the faculty of the Law School of the University of Pennsylvania, teaching corporate law, securities regulations, and education law and policy. Mr. Smith also has held a number of senior leadership positions for the School District of Philadelphia, including Chief of Staff and Special Counsel. Mr. Smith received his undergraduate degree from Loyola University of Los Angeles, a J.D. from the University of California, Los Angeles and served as a Teaching Fellow and L.L.M./S.J.D. candidate at Harvard University. Mr. Smith has served on our Nominating and Corporate Governance Committee since April 2005 and on our Compensation Committee since June 2005.

Caden Wang has served on our board of directors since April 2005. Since October 2003, Mr. Wang has served on the board of directors of bebe Stores, Inc., a publicly held company that designs, develops and produces women's apparel and accessories, and is the chairman of their Audit Committee and a member of their Nominating and Corporate Governance Committee. Since August 2005, Mr. Wang has served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion-related consumer products, and serves on their Audit Committee and their Nominating and Corporate Governance Committee. From June 1999 to December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Mr. Wang is a Certified Public Accountant. He holds B.A. and M.B.A. degrees from the University of California, Los Angeles. Mr. Wang has served as the Chairman of our Compensation Committee since April 2005 and as a member of our Audit Committee since April 2005.

**The Board of Directors Recommends
a Vote in Favor of Each Named Nominee.**

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the New York Stock Exchange, or NYSE, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition, our board of directors has adopted categorical standards of independence to assist the board in its determination of director independence. The categorical standards are attached as Appendix A to this Proxy Statement.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and LeapFrog, our senior management and our independent registered public accounting firm, our board of directors affirmatively has determined that all of LeapFrog's directors are independent directors within the meaning of the applicable NYSE listing standards, except for Mr. Kalinske, our Chief Executive Officer, and Mr. Rioux, who was our acting Chief Operating Officer from October 2002 to August 2003 and served as an advisor to Mr. Kalinske until June 2005. Our board of directors has also affirmatively determined that, pursuant to the categorical standards adopted by our board, none of the independent directors has a material relationship with LeapFrog.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

In April 2004, our board of directors documented the governance practices followed by LeapFrog by adopting Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the board to, among other things, reflect changes to the NYSE listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. In April 2004, the board of directors formed a Nominating and Corporate Governance Committee to assist the board in implementing and enforcing the Corporate Governance Guidelines. The Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfroginvestor.com. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.

As required under NYSE listing standards, in fiscal 2005 our independent directors met five times in regularly scheduled executive sessions at which only independent directors were present. Steven B. Fink, the Chairman of our board of directors, presided over each of these executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

In 2005, our board had three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for each of the board committees in 2005:

Member of our board of directors in the fiscal year 2005	Audit	Compensation	Nominating and Corporate Governance
Jeffrey Berg	X(1)(2)	X(1)(2)	X(1)(2)
Steven B. Fink		X(2)	X*
Thomas J. Kalinske			
Jeffrey G. Katz	X(3)		X(3)
Stanley E. Maron			
E. Stanton McKee, Jr.	X*		
Barry Munitz		X*(1)(2)	
David C. Nagel		X(4)	
Jerome J. Perez			
Stewart A. Resnick	X(1)(2)	X(1)(2)	
Paul A. Rioux			
Ralph R. Smith	X(2)(3)	X(3)	X(2)
Caden Wang	X(2)	X*(2)	
Total meetings in fiscal year 2005	11	4	3

* Committee Chairman

(1) Mr. Berg resigned from our board in February 2005, Dr. Munitz and Mr. Resnick resigned from our board in March 2005 and Mr. Perez resigned from our board in February 2006. Mr. Rioux will not stand for re-election but will continue to serve on the board until the annual meeting of stockholders.

(2) Messrs. Wang and Smith joined our board in April 2005 and began serving as members of our Audit Committee. In addition, Mr. Wang became Chairman of our Compensation Committee and Mr. Smith began serving as a member of our Nominating and Corporate Governance Committee. Our Chairman, Mr. Fink, became a member of our Compensation Committee in April 2005.

(3) Mr. Katz joined our board in June 2005, replaced Mr. Smith in his position as a member of our Audit Committee, and became a member of our Nominating and Corporate Governance Committee. In June 2005, Mr. Smith became a member of our Compensation Committee.

(4) Dr. Nagel joined our board in September 2005. In February 2006, Dr. Nagel became a member of our Compensation Committee.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to LeapFrog.

AUDIT COMMITTEE

The Audit Committee of our board of directors oversees LeapFrog's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Among other things, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;

- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's annual report on Form 10-K and quarterly reports on Form 10-Q and other financial disclosures; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

For a portion of 2005, the Audit Committee was comprised of three directors: Messrs. McKee (Chair), Berg and Resnick. Mr. Berg resigned from our board in February 2005 and Mr. Resnick resigned from our board in March 2005. From April 2005 through June 2005, the Audit Committee was comprised of three directors: Messrs. McKee (Chair), Smith and Wang. In June 2005, Mr. Katz replaced Mr. Smith and since June 2005 the Audit Committee has been comprised of three directors, Messrs. McKee (Chair), Katz and Wang. The Audit Committee met 11 times during our 2005 fiscal year. The board has determined that all members of LeapFrog's Audit Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Audit Committee has adopted a written Audit Committee Charter that is posted on our website at www.leapfroginvestor.com.

Our board of directors has determined that each of Messrs. McKee, the chairman of our Audit Committee, Katz and Wang qualify as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Messrs. McKee's, Katz's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience. In the case of Mr. McKee, as a chief financial officer for a public reporting company, in the case of Mr. Katz, his experience actively supervising one or more persons engaged in preparing, auditing, analyzing and evaluating financial statements, and in the case of Mr. Wang, as chief financial officer for various privately held companies.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the overall compensation strategy and policies for LeapFrog. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management; reviews and approves the compensation and other terms of employment of LeapFrog's Chief Executive Officer; recommends to the board for approval the compensation and other terms of employment of the other executive officers; and administers LeapFrog's stock option and purchase plans, stock bonus plans and other similar programs. LeapFrog also has a Non-Executive Officer Stock Award Committee, currently made up of LeapFrog's Chief Executive Officer, that may grant stock awards to consultants and employees who are not executive officers (as such term is defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder) of LeapFrog, provided that this committee is only authorized to grant stock awards that meet the annual stock award grant guidelines approved by the Compensation Committee, which sets forth the number of shares that may be granted to consultants and employees based on level and the total number of shares that may be granted in any given year.

The Compensation Committee is currently comprised of four directors, Messrs. Wang (Chair), Fink, Smith and Nagel. The board has determined that all members of LeapFrog's Compensation Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Compensation Committee met four times in 2005. The Compensation Committee has adopted a written Compensation Committee Charter that is posted on our website at www.leapfroginvestor.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee, or Governance Committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, reviewing the compensation paid to non-employee directors for their service on our board and its committees, and developing a set of corporate governance principles for LeapFrog. Our Governance Committee is currently comprised of three directors, Messrs. Fink (Chair), Smith and Katz. All members of the Governance Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Governance Committee met three times during the 2005 fiscal year. Our Governance Committee charter is posted on our website at www.leapfroginvestor.com.

The Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the Nominating and Corporate Governance Committee reviews such directors' overall service to LeapFrog during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Governance Committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the board by majority vote. In 2005, our board engaged a third party to assist us in the process of identifying and evaluating director candidates. This third party search firm identified Dr. Nagel as a potential candidate for our board of directors. Our Chairman of the board, who is also the Chairman of the Governance Committee, identified Mr. Katz as a possible candidate for our board. To date, LeapFrog has not received a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Governance Committee will consider director candidates recommended by stockholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Governance Committee to become nominees for election to the board may do so by delivering a written recommendation to the Governance Committee at the following address: Chairman of the Nominating and Corporate Governance Committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2007 annual meeting of stockholders is a deadline of December 27, 2006. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

STRATEGY COMMITTEE

In March 2006, the board of directors approved the formation of a Strategy Committee to assist LeapFrog's executive officers in developing the overall business strategy for the company, and appointed Steven B. Fink, the chairman of the Strategy Committee. In April 2006, the board of directors appointed Messrs. Katz and Wang and Dr. Nagel to the Strategy Committee.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2005, the board of directors held eight meetings and acted by unanimous written consent four times. Each incumbent director attended at least 75% of the aggregate of the meetings of the board, and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors. Stockholders who wish to communicate with the board may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608. All communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the independent directors of the board. All communications directed to the Audit Committee in accordance with the procedures set forth in this paragraph that relate to questionable accounting or auditing matters involving LeapFrog will be promptly and directly forwarded to the Audit Committee. A summary of these communication procedures is posted on our website at www.leapfroginvestor.com.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfroginvestor.com. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfroginvestor.com.

COMPENSATION OF DIRECTORS

Each non-employee director of LeapFrog receives a cash meeting fee of $1,500 for each board of directors and committee meeting attended. Prior to February 2006, if there was a board meeting and a committee meeting on the same day, only one meeting fee was paid for both meetings. In February 2006, the board approved a change in the compensation of directors to permit the non-employee directors to receive the $1,500 meeting fee for each board or committee meeting attended, regardless of whether the meetings occurred on the same day. In addition to this meeting fee, in April 2004, the Compensation Committee of our board of directors approved the payment of the following annual retainers, which are pro-rated for each month served on the board during the year, to our non-employee directors, which amounts remained effective for the 2005 fiscal year:

- Each non-employee director will receive an annual retainer of $30,000, provided that a non-employee director who holds the position of Chairman of our board will receive an annual retainer of $60,000 in lieu of an annual retainer of $30,000.
- Each non-employee director who serves as a member of our Audit Committee will receive an annual retainer of $5,000, provided that the Chairman of our Audit Committee will receive an annual retainer of $10,000 in lieu of an annual retainer of $5,000.
- Each non-employee director who serves as the Chairman of our Compensation Committee, Nominating and Corporate Governance Committee, and any other committee created by our board of directors will receive an annual retainer of $5,000.

In the fiscal year ended December 31, 2005, the total cash compensation paid to non-employee directors was $365,403. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

In February 2006, the board approved an increase in the amount of the annual retainer to be paid to the Chairman and members of the Audit Committee of the board. Effective February 2006, the annual retainer to be paid to the Chairman of our Audit Committee was increased from $10,000 to $20,000, and the annual retainer fee for each Audit Committee member was increased from $5,000 to $10,000.

Each non-employee director of LeapFrog also receives stock option grants under the 2002 Non-Employee Directors' Stock Option Plan, or Director Plan. Only non-employee directors of LeapFrog are eligible to receive options under the Director Plan. Options granted under the Director Plan are intended by LeapFrog not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Director Plan are non-discretionary. Upon election to LeapFrog's board of directors, a non-employee director is granted an initial option to purchase 30,000 shares of LeapFrog's Class A common stock. On July 1 of each year (or the next business day if that date is a legal holiday), each member of LeapFrog's board of directors who is not an employee of LeapFrog is automatically granted an option to purchase 15,000 shares of LeapFrog's Class A common stock under the Director Plan, provided that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. No other options may be granted at any time under the Director Plan. The exercise price of options granted under the Director Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Director Plan vest in equal monthly installments over a three year period in accordance with its terms. The term of options granted under the Director Plan is ten years. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of each option will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

As described in Proposal Two, an amendment to the Director Plan was recently approved by our board of directors and is subject to approval by our stockholders at the annual meeting of stockholders. The proposed amendment provides for an increase in the number of shares of common stock authorized for issuance under the Director Plan from 750,000 to 1,250,000 shares. The proposed amendment also provides for the addition of restricted stock, restricted stock unit awards, performance stock awards and stock appreciation rights to the types of awards that are eligible for grant under the Director Plan, and the determination to award initial or annual grants in the form of stock options or such other type of stock awards is at the discretion of the board or a committee of the board. In addition, in the event that initial and annual grants are made in the form of stock awards other than options, the proposed amendment provides that the board or a committee of the board has the authority to determine the number of shares subject to such stock awards.

During the fiscal year ended December 31, 2005, our non-employee directors received the following compensation for their service on our board of directors:

Non-Employee Director	2005 Annual Cash Retainer for Service on the Board	2005 Annual Cash Retainer for Service as the Chairman of a Committee or Member of the Audit Committee	2005 Board Meeting Fees	2005 Equity Grants
Steven B. Fink	$ 60,000	$ 5,000	$ 15,000	25,000 shares
Jeffrey Berg	$ 3,986	—	—	—
Jeffrey G. Katz	$ 17,500	$ 2,917	$ 15,000	31,250 shares
E. Stanton McKee	$ 30,000	$10,000	$ 27,000	15,000 shares
Stanley E. Maron	$ 30,000	—	$ 12,000	15,000 shares
Barry Munitz	$ 7,500	$ 1,250	$ 0	—
David C. Nagel	$ 10,000	—	$ 1,500	30,000 shares
Stewart A. Resnick	$ 7,500	$ 1,250	$ 6,000	—
Paul A. Rioux	$ 15,000	—	$ 3,000	30,000 shares
Ralph R. Smith	$ 22,500	—	$ 9,000	33,750 shares
Caden Wang	$ 22,500	$ 7,500	$ 22,500	33,750 shares
Total Compensation	$226,486	$27,917	$111,000	213,750 shares

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2005, Dr. Munitz and Messrs. Berg, Resnick, Fink, Smith and Wang served on our Compensation Committee. During the fiscal year ended December 31, 2005, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Proxy

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires LeapFrog's directors and executive officers, and persons who own more than ten percent of a registered class of LeapFrog's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with except that: (1) reports each covering one transaction were filed late by Messrs. Timothy Bender, Jerome Perez, Michael Dodd and Mark Flowers and Ms. Kathryn Olson and (2) one report covering two stock awards was filed late by Ms. Karen Luey.

REPORT OF THE AUDIT COMMITTEE(1)

The Audit Committee of the board of directors is responsible for providing independent, objective oversight of LeapFrog's accounting functions and internal controls. The Audit Committee acts under a written charter first adopted and approved by the board of directors in May 2002, amended and restated in October 2002 to include the expanded duties and responsibilities required of the Audit Committee pursuant to the NYSE listing standards, and further amended in February 2006.

The Audit Committee consists of three directors, each of whom is an independent director in accordance with the rules and regulations of the NYSE.

The responsibilities of the Audit Committee include recommending to the board an accounting firm to be engaged as LeapFrog's independent registered public accounting firm and pre-approving any non-audit services provided by LeapFrog's independent registered public accounting firm. Additionally, and as appropriate, the Audit Committee reviews and evaluates, and discusses and consults with LeapFrog management, LeapFrog internal audit personnel and the independent registered public accounting firm regarding the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of LeapFrog's consolidated financial statements;
- LeapFrog's financial disclosure documents, including all financial statements, and reports filed with the SEC or sent to stockholders;
- changes in LeapFrog's accounting practices, principles, controls or methodologies, or in LeapFrog's financial statements;
- significant developments in accounting rules;
- the adequacy of LeapFrog's internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of an environment at LeapFrog that promotes ethical behavior.

Monitoring of Integrity of Financial Statements

The Audit Committee is responsible for recommending to the board of directors that LeapFrog's financial statements be included in LeapFrog's quarterly and annual reports. In fulfilling this responsibility, prior to the release of each of the company's quarterly and annual financial results for 2005, the Audit Committee reviewed the financial statements and met to discuss the financial statements with management and Ernst & Young LLP, the company's independent registered public accounting firm. At each of those meetings, management represented to the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. At each of these meetings to review the quarterly and annual financial results for 2005, the Audit Committee met separately with the independent registered public accounting firm to review the results of its examination and the overall quality of the company's financial and accounting reporting. In relation to the audited consolidated financial statements for 2005, the Audit Committee reviewed and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Codification of Statements on Auditing Standards, United States Auditing Standards Section 380," as amended by Statement on Auditing Standards No. 90 "Audit Committee Communications," which includes, among other things:

- methods used to account for significant unusual transactions;

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 Act (the "1934 Act"), whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

Based on the discussions with management and Ernst & Young LLP concerning the audit, the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee's independence review, as described below, and the review of such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors that the financial statements be included in LeapFrog's 2005 annual report on Form 10-K filed with the SEC.

Oversight of Independent Registered Public Accounting Firm

The Audit Committee appoints the independent registered public accounting firm and reviews their performance and independence from management. Ernst & Young LLP provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and Ernst & Young LLP reported that it is independent under applicable standards in connection with its audit opinion for the company's 2005 financial statements. The Audit Committee has discussed with Ernst & Young LLP its independence from the company.

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The fees paid to the independent registered public accounting firm for services performed for fiscal year 2005 are disclosed in this proxy statement under the caption "Proposal Four—Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information."

Oversight of Assessment of Internal Control Over Financial Reporting

During 2005, management documented, tested and evaluated the company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee was kept apprised of the company's progress by management and the independent registered public accounting firm at each regularly scheduled committee meeting as well as at specially scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the Audit Committee with its respective report on the effectiveness of the company's internal control over financial reporting. The committee reviewed management's assessment and the independent registered public accounting firm's opinion on the effectiveness of internal control over financial reporting that were included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2005. Management has presented to the Audit Committee its plan to remediate the material weaknesses identified in the assessment of internal control over financial reporting as well as significant deficiencies identified to the Audit Committee as part of the assessment. The Audit Committee will receive regular updates from management regarding the remediation efforts.

Audit Committee:

E. Stanton McKee, Jr. (Chairman)
Caden Wang
Jeffrey G. Katz

Proxy

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION(2)

The Compensation Committee of the board of directors is responsible for setting and administering the policies that govern executive compensation. In addition, the Compensation Committee approves and administers LeapFrog's company-wide equity and bonus plans. The Compensation Committee is composed exclusively of non-employee, independent directors.

Overview

The Compensation Committee sets the salaries of LeapFrog's executive officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder, and who will be referred to in this report as "Section 16 officers") and other key employees, establishes the annual executive and employee bonus plans and ongoing equity grant program, approves specific company-wide and individual Section 16 officer performance objectives and Section 16 officer bonus payments, and makes equity award grants to Section 16 officers. The Compensation Committee ensures competitive alignment of executive compensation packages to enable LeapFrog to attract and retain high quality executive officers and other key employees, reward them for LeapFrog's success and motivate them to enhance long-term stockholder value. Key elements of the philosophy are:

- LeapFrog provides a balanced mix of cash and equity-based compensation that we believe is suitable to motivate executives to achieve company goals and align their short- and long-term interests with those of the stockholders.
- LeapFrog pays base salaries that are competitive with levels in effect at companies with which the company competes for talent.
- LeapFrog provides annual bonus opportunities intended to motivate executives and employees to achieve specific operating results and to generate rewards that maintain total compensation at competitive levels.
- LeapFrog provides equity-based incentives for executives and other key employees to ensure they are motivated over the long-term to respond to the company's business opportunities and challenges as owners and not just as employees.
- LeapFrog generally targets the key elements of executive compensation (base salary, annual bonus opportunity and equity) to deliver compensation to each Section 16 officer and all of them as a group at approximately the 50th percentile of the market.

In examining total executive compensation, we compare it to current compensation data from competitive data provided by Towers Perrin, which includes comparative information of 15 companies we have identified as our peer group. The peer group includes toy, education, consumer packaged goods and fast-growth/high-technology companies that LeapFrog competes with for executive talent. The Compensation Committee has engaged and uses the services of an independent compensation consultant to conduct its periodic review of the effectiveness and competitiveness of LeapFrog's total executive compensation.

Elements of Executive Compensation

In examining total executive compensation, the Compensation Committee reviews the following elements that make up the total cash compensation LeapFrog pays to its Section 16 officers.

Base Salary. The Compensation Committee reviews and determines the base salaries of the Section 16 officers, including the Chief Executive Officer, on an annual basis. Compensation decisions made by the Compensation Committee regarding the Chief Executive Officer also require approval by the entire board. The Compensation Committee considers individual and company performance, future potential, scope of responsibilities and experience, and competitive salary practices. In early 2006, the competitive analysis indicated that the salaries we pay our Section 16 officers were generally at or near the median competitive salary level based upon the competitive market data.

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(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Performance-Based Annual Bonus Awards. Annual performance bonuses are intended to motivate executives to achieve LeapFrog's short-term goals, and are directly tied to meeting one or more pre-established company financial goals. Cash bonus award payments are made from a pool that is funded based upon the degree of success in meeting the goals. If those goals are met and the pool is funded, the individual performance of each executive and of his or her area of responsibility or business unit is considered in determining bonus payments. For calendar year 2005, the Compensation Committee set bonus goals based upon company-wide achievement of net sales, gross profit and operating income (before bonuses) targets.

Bonus award payments for 2005 were to be made from a pool that was funded based upon LeapFrog's performance levels for net sales, gross profit and operating income before bonuses, with a larger portion of the total possible pool based on operating income before bonuses, and lesser portions based upon the net sales and gross profit factors. Funding of bonus award payments for 2005 were to be based on the following performance levels:

	Threshold At 95.8% of target	Target 100% of target	Maximum 116.2% of target
Net Sales Factor Percentage of Target Bonus Funding	10%	20%	40%
	Threshold At 96.8% of target	**Target 100% of target**	**Maximum 116.3% of target**
Gross Profit Factor Percentage of Target Bonus Funding	10%	20%	40%
	Threshold At 95.6% of target	**Target 100% of target**	**Maximum 187.8% of target**
Operating Income Factor Percentage of Target Bonus Funding	30%	60%	120%
	Threshold	**Target**	**Maximum**
Overall Funding	50%	100%	200%

For each factor, if results are between levels, pool funding increases proportionally between the threshold, target and maximum funding levels.

If the bonus pool funds, the Compensation Committee does not use a fixed formula in determining bonus award payments, but uses its discretion and recommendations from the Chief Executive Officer (for awards other than his own) to determine individual award amounts.

At the time the Compensation Committee approved the bonus award program, the Chief Executive Officer recommended to the Compensation Committee that, if LeapFrog did not achieve its threshold bonus goal and no bonus payments were to be made under the bonus award program, it would fund a pool of approximately $1.0 million from which the executives could issue 2005 Exceptional Worker Awards to a small group of LeapFrog employees who had outstanding performance in 2005. The Compensation Committee approved this recommendation and, because LeapFrog did not achieve the threshold financial goal in calendar year 2005 and no bonus award program pool was generated, the Chief Executive Officer and the executives approved payments totaling approximately $1.0 million to be paid to approximately 160 employees, including three Section 16 officers, two of whom are named executive officers.

In 2006, the Compensation Committee has approved a bonus award program for employees that will be based upon a combination of the following components: (1) achievement of total company performance; (2) achievement of division or business unit performance, as appropriate; and (3) achievement of individual performance objectives.

Equity Incentive Awards. We grant a combination of equity awards to our executives and other key employees, including performance-based stock awards, time-vested restricted stock and restricted stock unit awards (or "RSUs") and time-vested stock options. We believe (1) granting performance-based stock directly ties LeapFrog's Section 16 officers to achieving pre-established short- and long-term business goals and (2) time-vested stock options, restricted stock and RSUs should be part of a balanced equity package to continue to align our Section 16 officers' interests with those of the stockholders. When our 2002 Equity Incentive Plan was amended and approved by our stockholders in 2004 to allow for the granting of full-value stock awards, such as time-vested restricted stock awards, we initially granted time-vested restricted stock awards to certain of our Section 16 officers, but have since moved to granting time-vested RSUs to our Section 16 officers and other employees because RSUs are easier to administer.

The Compensation Committee believes that providing sufficient equity-based incentives for executives ensures they are motivated over the long-term to respond to the company's business challenges and opportunities as owners and not just as employees.

Stock Options. Option grants made to executives from the 2002 Equity Incentive Plan typically have a four-year vesting period and are made at 100% of the fair market value at close of the market on the business day immediately preceding the date of grant. Executives receive value from these grants only if LeapFrog's Class A common stock appreciates over the long-term. In 2005, the Compensation Committee approved a process whereby employees, including executives, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter based on individual performance. The size of option grants is determined by the Compensation Committee and is based on median competitive practices at companies with which LeapFrog competes for talent, the employee's anticipated future contribution and ability to impact LeapFrog's results, past performance and alignment among the employee's peers. At the discretion of the Compensation Committee, Section 16 officers may also be granted stock options to provide greater incentives to continue their employment with LeapFrog and to strive to increase the value of LeapFrog's Class A common stock. Accordingly, in 2005 we granted awards of stock options to our Chief Executive Officer and our President. For 2005, grants of options, performance shares and RSUs to executives were determined based on approved annual performance-based grant guidelines.

Performance Shares. Selected executives at the level of vice president and above receive grants of performance shares in amounts based upon competitive grant practices and the executive's level, past performance and expected future contributions. Performance shares are received by participants at the end of each three year cycle, and are tied to LeapFrog's performance against pre-established financial measures. The first performance shares were granted in relation to the three-year cycle covering 2004-2006. Participants must continue to be employed at LeapFrog through the end of each three year cycle to receive any shares under the plan. The measures for 2005 and the 2005-2007 plan cycle include net income, revenue, operating cash flow (adjusted for current accounts receivable) and total stockholder return. The total stockholder return measure spans the entire three-year performance share cycle, while the other three measures have annual goals determined and approved by the Compensation Committee no later than March 31 of each calendar year. For the 2006-2008 plan cycle, the Compensation Committee simplified the program by eliminating the three-year total stockholder return measure as a program component. The Compensation Committee also adjusted the annual financial measures for 2006 to include operating profit (as opposed to net income), revenue and operating cash flow (adjusted for current accounts receivable). The actual shares received by participants will vary from zero to 200% of an executive's target payout, based upon LeapFrog's actual performance over the three-year performance period. Awards earned under the performance share program, if any, will generally be vested and issued as shares at the end of each three year cycle.

In 2005, LeapFrog did not meet its threshold goals for 2005 on the three annual measures of net income, net sales and operating cash flow (adjusted for current accounts receivable), and thus the portion of performance shares attributable to calendar year 2005 was not earned under either the 2004 – 2006 plan cycle or the 2005 – 2007 plan cycle.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs are first and foremost a retention vehicle, as the stock continues to have value even when the stock price fluctuates. In addition, restricted stock serves as a valuable attraction vehicle, allowing the company to recruit talented executives who might forfeit valuable equity stakes at their current employer in order to join LeapFrog. RSUs differ slightly from grants of restricted stock awards in that shares of LeapFrog stock are not issued when an RSU is granted, but rather once an RSU vests, one share of LeapFrog Class A common stock is issued for each share of RSU vested.

In 2005, we made time-based RSU awards to seven executives and other key employees at the vice president level and above in order to provide additional retention value due to their critical importance to our business. The Compensation Committee approved grants that it believed would retain and motivate the selected executives and employees over the next four years. The time-based RSU grants made to these executives and key employees vest at the rate of one-third on each of the second, third and fourth anniversaries after the date of grant.

In 2005, LeapFrog granted RSUs in lieu of stock options to key employees below the level of vice president. The RSUs have a four-year vesting cycle, with one-quarter of the shares vesting on the annual anniversary of the vesting commencement date, as compared to our typical stock option vesting cycle of $1/48^{th}$ of the shares granted vesting monthly over four years. Because RSUs represent full-value shares, we can grant fewer shares to deliver a competitive compensation value to our key employees and strengthen the retention power of the equity grant program while at the same time decreasing the amount of potential dilution for all stockholders.

Other Benefits and Perquisites. The Compensation Committee reviews and determines the benefits LeapFrog provides to certain executive officers in the form of severance benefits, life insurance, mortgage interest differential payments and car allowances. For the named executive officers, the amounts of such benefits are described in the footnotes to the Summary Compensation Table on page 29.

Chief Executive Officer Compensation

The Compensation Committee meets each year to evaluate the performance and total compensation of the Chief Executive Officer. The Compensation Committee uses the services of an independent consultant to provide current market data using the method detailed in the "Elements of Executive Compensation—Base Salary" section of this report.

Mr. Kalinske was appointed our Chief Executive Officer in February 2004. Pursuant to his employment agreement, Mr. Kalinske receives an annual salary of $495,000, and an annual bonus opportunity of 100% of his annual base salary, which includes a guaranteed annual bonus payment of $67,500 as part of the entire opportunity. The salary and the target total cash opportunity were established to be at the median of the competitive survey data and in line with the peer group.

In 2005, Mr. Kalinske's annual salary was $495,000, and although he was not granted the non-guaranteed portion of his annual bonus opportunity, he received the $67,500 guaranteed portion of his bonus.

In 2005, the Compensation Committee approved an equity award to Mr. Kalinske consisting of (1) options to purchase 120,000 shares of LeapFrog Class A common stock at $12.47 per share, the then-fair market value of our Class A common stock, vesting at the rate of $1/48^{th}$ of the option per month for four years, which represented Mr. Kalinske's annual on-going equity award in line with the equity compensation guidelines approved by the Compensation Committee and for retention purposes; and (2) a grant of 50,000 performance shares under the 2005-2007 plan cycle. In line with the practice for the other executives, Mr. Kalinske's grants were comprised of an annual performance-based grant sized at the median of the competitive survey data. For the performance shares, because LeapFrog did not meet its threshold goals for 2005 on the three annual measures of net income, net sales and operating cash flow (adjusted for current accounts receivable), Mr. Kalinske did not earn any performance shares attributable to calendar year 2005 for any applicable three-year performance cycle.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to publicly held companies for compensation exceeding $1.0 million paid to certain of a company's executive officers. The limitation applies only to compensation that is not considered to be performance-based.

LeapFrog received stockholder approval in June 2004 to amend the 2002 Equity Incentive Plan to include certain provisions that will allow the company to qualify performance share grants as "performance-based" compensation under Section 162. In addition, grants of stock options will qualify, provided that such grants have exercise prices of no less than 100% of fair market value on the date of grant and do not exceed a calendar year limit for the executive officer that is set forth in the 2002 Equity Incentive Plan.

LeapFrog generally intends to grant stock options and performance shares to its executives in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

While total cash compensation for our executives did not exceed $1.0 million for any individual executive, the Compensation Committee believes it is appropriate for the company to retain the flexibility to pay actual total cash compensation above $1.0 million if warranted based upon exceptional company and individual performance, and thus from time to time the company may pay compensation to executives that is not deductible, including grants of time-based restricted stock.

Conclusion

LeapFrog gives executives and other key employees the potential to earn attractive compensation rewards through the plans described above. A significant portion of executive compensation, including that of the Chief Executive Officer, is generated based upon company performance, and actual rewards are closely linked to LeapFrog's success in achieving financial goals and increases in long-term stockholder value. LeapFrog remains committed to this philosophy of pay for performance, but we also recognize that the competitive market for talented executives and the volatility of LeapFrog's business may result in highly variable compensation for a particular time period.

Compensation Committee:

Caden Wang (Chairman)
Steven B. Fink
Dr. David C. Nagel
Ralph R. Smith

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table shows for 2003, 2004 and 2005, compensation awarded or paid to, or earned by, our Chief Executive Officer and our other four most highly compensated executive officers at December 31, 2005, also referred to as the "named executive officers." Mr. Perez resigned as our President in February 2006.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)(20)	All Other Compensation ($)
Thomas J. Kalinske	2005	$495,000	$ 67,500(1)	$ 7,200(2)	—	120,000	—	$7,750(3)
Chief Executive Officer and	2004	$469,812	— (1)	$ 7,200(2)	—	190,000	—	$7,700(3)
Director	2003	$269,000	—	$ 7,200(2)	—	—		$7,340(3)
Jerome J. Perez(4)	2005	$358,750	—	$125,507(5)	—	60,000	—	—
President and Director	2004	$311,634	$ 50,000(6)	$260,400(5)	$540,000(7)	400,000	—	—
	2003	—	—	—	—	—		—
Timothy M. Bender	2005	$305,000	$ 35,000(8)	$ 7,800(9)	$183,600(10)	32,000	—	$2,100(11)
President, Worldwide	2004	$283,900	—	$ 7,800(9)	—	84,000	—	$2,917(11)
Consumer Group	2003	$263,900	—	$ 7,800(9)	—	—		$3,000(11)
Kathryn E. Olson(12)	2005	$293,000	—	$ 95,765(13)	—	20,000	—	$2,000(14)
Chief Marketing Officer	2004	$ 51,680	$150,000(12)	$ 16,487(13)	$337,500(15)	75,000	—	—
	2003	—	—	—	—	—		—
William B. Chiasson(16) ..	2005	$290,000	$ 35,000(17)	$ 7,800(18)	—	32,000	—	$2,000(19)
Chief Financial Officer	2004	$ 35,135	—	$ 1,083(18)	—	150,000	—	—
	2003	—	—	—	—	—		—

(1) Under the terms of his employment agreement, Mr. Kalinske is entitled to receive an annual guaranteed bonus of $67,500. In 2004, Mr. Kalinske waived his right to this guaranteed bonus.

(2) Mr. Kalinske receives an annual automobile allowance of $7,200.

(3) Mr. Kalinske received $2,100, $2,050 and $1,690 in matching grants made to his 401(k) savings plan by LeapFrog in 2005, 2004 and 2003, respectively. LeapFrog pays for life insurance premiums for Mr. Kalinske in the amount of $5,650 per year.

(4) Mr. Perez joined LeapFrog as President in February 2004 and resigned in February 2006. He continues to provide consulting services to LeapFrog.

(5) Mr. Perez received $6,955 and $7,800 in automobile allowances in 2004 and 2005, respectively. The balance of the other annual compensation received by Mr. Perez is related to relocation expenses that, pursuant to the terms set forth in Mr. Perez's employment agreement with LeapFrog, the company agreed to pay. In 2004, such expenses included $74,485 in closing costs for the purchase of Mr. Perez's home and $104,627 in relocation expenses and $58,853 in mortgage interest differential payments and tax gross-ups related to such expenses and payments, and other relocation expenses such as the packing and shipping of household items. In 2005, LeapFrog paid $117,707 in mortgage interest differential payments and tax gross-ups related to such interest payments.

(6) Under the terms of his employment agreement, Mr. Perez received a signing bonus of $50,000. In addition to this signing bonus, under the terms of his employment agreement Mr. Perez was also entitled to receive a guaranteed bonus of $280,000. In 2004, Mr. Perez waived his right to this guaranteed bonus.

(7) The value of this restricted stock award was calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on the date of grant, November 10, 2004 ($13.50), by the number of

shares restricted stock awarded (40,000). As of December 31, 2005, Mr. Perez held an aggregate of 26,667 shares of restricted stock valued at $310,671, calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on December 31, 2005 ($11.65) by the number of shares of restricted stock held by Mr. Perez. LeapFrog's right to repurchase lapses with respect to one-third of the shares subject to the award on each of the first, second and third anniversary dates of the date of grant of the restricted stock award. LeapFrog does not intend to pay dividends on our common stock in the foreseeable future. However, if we were to pay common stock dividends, they would be paid on the shares of restricted stock held by Mr. Perez.

(8) Bonus awarded to Mr. Bender in February 2006 for performance in 2005.

(9) Mr. Bender receives an annual automobile allowance of $7,800.

(10) The value of this restricted stock unit award was calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on the date of grant, August 1, 2005 ($12.24), by the number of shares of restricted stock units awarded (15,000). As of December 31, 2005, Mr. Bender held an aggregate of 15,000 shares of restricted stock units valued at $174,750, calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on December 31, 2005 ($11.65) by the number of shares of restricted stock held by Mr. Bender. LeapFrog's right of repurchase lapses with respect to one third of the shares subject to the award on each of the second, third and fourth anniversary dates of the grant of the restricted stock unit award. LeapFrog does not intend to pay dividends on our common stock in the foreseeable future. However, if we were to pay common stock dividends, they would be paid on the shares of restricted stock held by Mr. Bender.

(11) Mr. Bender received $2,100, $2,917 and $3,000 in matching grants made to his 401(k) savings plan by LeapFrog in 2005, 2004 and 2003, respectively.

(12) Ms. Olson joined LeapFrog in October 2004, and received a $150,000 signing bonus upon joining LeapFrog in October 2004.

(13) Ms. Olson received $2,156 and $12,000 in automobile allowances in 2004 and 2005, respectively. Pursuant to the terms set forth in Ms. Olson's employment agreement LeapFrog paid: (a) $11,004 and $60,019 in relocation expenses and tax gross-ups related to such expenses incurred by Ms. Olson in 2004 and 2005, respectively and (b) $3,327 and $23,746 in annual financial planning expenses and tax gross-ups related to such expenses in 2004 and 2005, respectively.

(14) Ms. Olson received $2,000 in matching grants made to her 401(k) savings plan by LeapFrog in 2005.

(15) The value of this award was calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on the date of grant, November 10, 2004 ($13.50), by the number of shares awarded (25,000). As of December 31, 2005, Ms. Olson held an aggregate of 15,000 shares of restricted stock units valued at $174,750, calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on December 31, 2005 ($11.65) by the number of shares of restricted stock held by Ms Olson. LeapFrog's right of repurchase lapses with respect to forty percent of the shares subject to the award on the first anniversary date of the grant of the restricted stock award and thirty percent of the shares subject to the award on the second and third anniversary dates of the grant of the restricted stock award. LeapFrog does not intend to pay dividends on our common stock in the foreseeable future. However, if we were to pay common stock dividends, they would be paid on the shares of restricted stock held by Ms. Olson.

(16) Mr. Chiasson joined LeapFrog in November 2004.

(17) Bonus awarded to Mr. Chiasson in February 2006 for performance in 2005.

(18) Mr. Chiasson receives an annual automobile allowance of $7,800.

(19) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan by LeapFrog in 2005.

(20) In 2004 and 2005, LeapFrog did not meet its threshold goals for the three annual measures of net income, net sales and operating cash flow (adjusted for current accounts receivable), and thus the portion of performance shares attributable to calendar years 2004 and 2005 were not earned under either the 2004 – 2006 plan cycle or the 2005 – 2007 plan cycle, as applicable.

Stock Option Grants And Exercises

We grant options to our executive officers under our 2002 Equity Incentive Plan, or Incentive Plan. As of April 3, 2006, options to purchase a total of 5,343,161 shares were outstanding under the Incentive Plan and options to purchase 3,328,782 shares remained available for grant under the plan. All stock options were granted at an exercise price equal to their fair market value on the date of grant.

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year-end by the named executive officers:

Option Grants in 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Or Base Price (per share)	Expiration Date	5%	10%
Thomas J. Kalinske	120,000	11.0%	$12.47	8/1/2015	$941,078	$2,384,876
Jerome J. Perez(2)	60,000	5.5%	$12.47	8/1/2015	$404,142	$1,011,768
Timothy M. Bender	32,000	2.9%	$12.47	8/1/2015	$250,954	$ 635,967
Kathryn E. Olson	20,000	1.8%	$12.47	8/1/2015	$156,846	$ 397,479
William B. Chiasson	32,000	2.9%	$12.47	8/1/2015	$250,954	$ 635,967

(1) Based on an aggregate of 1,082,000 shares subject to options granted to our employees in 2005, including named executive officers.

(2) Mr. Perez resigned as the President of LeapFrog in February 2006.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table sets forth the number of shares of Class A common stock subject to exercisable and unexercisable options held as of December 31, 2005 by each of the named executive officers.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas J. Kalinske	—	—	297,222	110,001	$ 0	$ 0
Jerome J. Perez(2)	—	—	404,999	55,001	$ 0	$ 0
Timothy M. Bender	—	—	116,666	29,334	$ 0	$ 0
Kathryn E. Olson	—	—	23,541	71,459	$ 0	$ 0
William B. Chiasson	—	—	43,291	138,709	$ 0	$ 0

(1) Based on the closing price of the Class A common stock on December 31, 2005 of $11.65 per share minus the option exercise price.

(2) Mr. Perez resigned as the President of LeapFrog in February 2006.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The following table provides certain information with respect to grants of performance shares made during the past fiscal year to the named executive officers under LeapFrog's 2002 Equity Incentive Plan. Our 2002 Equity Incentive Plan allows for a performance share program that provides the opportunity for certain designated participants to receive shares of LeapFrog's common stock based on formulas tied to certain pre-established financial performance goals that are established for each performance period by the Compensation Committee of our board of directors. At the beginning of each performance period, each designated participant is assigned a "Target Award" that sets forth the number of shares of LeapFrog's common stock that will be awarded to the participant if the pre-established financial performance goals are met during the performance period. If the level of such performance goals that is achieved during the performance period is less or more than the specified target level, participants will be awarded a percentage (up to a maximum of 200%) of shares subject to the Target Awards; *provided, however,* that if a specified minimum level of financial performance is not achieved during the performance period, participants will not be entitled to receive any shares. In 2005, certain of the named executive officers were granted the right to participate in the performance share program for the 2005-2007 performance period. Such named executive officers will vest in their right to receive approximately 28% of their Target Awards for each year that the annual performance goals are met during the 2005-2007 performance period, with the remaining approximately 15% of their Target Awards vesting at the end of the 2005-2007 performance period if the total stockholder return performance measure, which spans the entire three-year performance share cycle, is met; provided that the named executive officer must be employed by LeapFrog through the entire performance period in order to receive any shares. The named executive officers will be issued the number of shares earned during the 2005-2007 performance period within 30 days following the completion of an independent audit of our financial statements and certification of such financial statements by the Compensation Committee. In 2005, LeapFrog did not meet its threshold goals for 2005 on the three annual measures of net income, net sales and operating cash flow (adjusted for current accounts receivable), and thus the named executive officers will not receive the portion of performance shares attributable to calendar year 2005 under either the 2004-2006 plan cycle or the 2005-2007 plan cycle.

			Estimated Future Payouts Under Non-Stock Price-Based Plans(1)		
Name	**Number of Shares, Units or Other Rights**	**Performance or Other Period Until Maturation or Payout**	**Threshold**	**Target**	**Maximum**
Thomas J. Kalinske	50,000	3 years ending 12/31/07	8,958	35,833	71,666
Jerome J. Perez**	20,000	3 years ending 12/31/07	**	**	**
Timothy M. Bender	16,000	3 years ending 12/31/07	2,867	11,467	22,934
Kathryn E. Olson	10,000	3 years ending 12/31/07	1,792	7,167	14,334
William B. Chiasson	16,000	3 years ending 12/31/07	2,867	11,467	22,934

(1) Estimated future payouts are based on the number of shares remaining of the performance grant in the 2005 through 2007 performance cycle and excludes shares that will not be earned as a result of LeapFrog not meeting the performance goals set by the board of directors for 2005. Due to LeapFrog not meeting its threshold financial goals for 2005, the following number of shares were not earned by our named executive officers for the 2005 period:

Name	**Number of Shares Cancelled Due to 2005 Performance Goals Not Being Met**
Thomas J. Kalinske	14,167
Jerome J. Perez(2)	5,667
Timothy M. Bender	4,533
Kathryn E. Olson	2,833
William B. Chiasson	4,533

** Mr. Perez resigned as our President in February 2006, and is no longer a participant in this performance share program.

STOCK PRICE PERFORMANCE GRAPH(3)

The following graph shows the total stockholder return of an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index, for the period beginning on July 25, 2002 (based on the closing price of LeapFrog's Class A common stock on the date on which LeapFrog's Class A common stock began trading on the New York Stock Exchange) through December 31, 2005.



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S&P 500 Index
S&P Consumer Discretionary

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(3) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Proxy

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

Thomas J. Kalinske

In April 2004, we entered into a new employment agreement with Thomas J. Kalinske, under which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $495,000 and a guaranteed annual bonus of $67,500. Mr. Kalinske is also eligible to receive an annual discretionary bonus of up to 100% of his then-current annual salary, less $67,500, based on LeapFrog's performance and Mr. Kalinske's achievement of performance objectives established in writing by the board of directors. Mr. Kalinske must be an active employee of LeapFrog as of December 31 of the bonus year in order to receive the guaranteed bonus and the discretionary bonus. Mr. Kalinske waived his right to receive his 2004 guaranteed bonus. In 2005, Mr. Kalinske received his guaranteed bonus. Mr. Kalinske is entitled to a car allowance of $600 per month and up to $20,000 each year for the cost of term life insurance providing for an aggregate benefit of $2,000,000.

If we terminate Mr. Kalinske's employment without cause (as defined in the agreement), or if he terminates his employment for good reason (as defined in the agreement), he is entitled to receive (1) a lump sum payment in an amount equivalent to his annual base salary in effect on the separation date, (2) his annual guaranteed bonus and a pro rata portion of the incentive bonus he would have been entitled to receive but for his separation and (3) reimbursement for health insurance premiums for him and his dependents for up to 12 months from the date his employment with LeapFrog ends. In addition, all unvested stock options held by Mr. Kalinske will accelerate vesting such that the number of shares that would otherwise vest within a twelve-month period under each option grant will become fully exercisable as of Mr. Kalinske's separation date with us. In addition, if Mr. Kalinske's employment is terminated for any reason other than death, disability or cause, and if Mr. Kalinske has satisfactorily performed his duties under his employment agreement, LeapFrog will negotiate with Mr. Kalinkse in good faith regarding a subsequent consulting or other relationship with Mr. Kalinske that would allow him to continue to vest with respect to 266,389 unvested options held by Mr. Kalinske at the time he entered into his employment agreement.

If we terminate Mr. Kalinske's employment without cause during the 90 days prior to or 12 months following a change in control (as defined in the agreement) of LeapFrog, or if he terminates his employment for good reason during the same period, Mr. Kalinske would be entitled to an amount equal to 150% of his base salary plus his guaranteed bonus and incentive bonus for the preceding year, and all of Mr. Kalinske's unvested options would immediately vest, regardless of whether Mr. Kalinske's employment is terminated. Mr. Kalinske would also be entitled to receive reimbursement for health insurance premiums paid by Mr. Kalinske for him and his dependents for up to 12 months from the date his employment with LeapFrog ends.

Mr. Kalinske's employment agreement terminates on April 20, 2008, unless terminated earlier pursuant to the terms of the agreement.

Jerome J. Perez

On February 16, 2006, Mr. Perez resigned as President of LeapFrog. Despite his resignation, the employment agreement, dated effective as of February 10, 2004, between Mr. Perez and LeapFrog remains effective, as Mr. Perez is entitled to receive certain severance benefits upon termination of his employment with LeapFrog, and as described in the next paragraph. Under the employment agreement Mr. Perez was entitled to receive an annual base salary of $350,000 and an annual discretionary bonus of up to an additional 80% of Mr. Perez's then-current annual salary. At the time of the termination of his employment, Mr. Perez's annual base salary was $367,500. Under the terms of the employment agreement, Mr. Perez received an option to purchase 400,000 shares of LeapFrog's common stock, granted under LeapFrog's 2002 Equity Incentive Plan (the "Option"), vesting monthly for 48 months. At the time of the termination of his employment, Mr. Perez owned vested options to purchase 412,499 shares of LeapFrog's common stock. Mr. Perez received a signing bonus of $50,000, and the payment of certain relocation expenses. The employment agreement also provided for monthly reimbursement of the interest payments on the portion of the mortgage on Mr. Perez's San Francisco Bay Area residence that exceeded the amount of net proceeds from the sale of Mr. Perez's New York residence, less any tax deduction Mr. Perez received for a portion of the mortgage interest payments, plus an amount sufficient to gross-up Mr. Perez's tax on a portion of the reimbursement amount (the "Mortgage Interest Reimbursement"). LeapFrog's obligation to pay the Mortgage Interest Reimbursement terminated on the date Mr. Perez's employment with LeapFrog terminated. In 2005, the Mortgage Interest Reimbursement totaled $117,707. Mr. Perez's employment agreement also provided that in the event Mr. Perez's employment terminated within the first three years of his employment with LeapFrog and he sells his Bay Area residence within 12 months after the termination date to an unaffiliated third party for a sale price that is less than his purchase price, he will be reimbursed for his lost principal investment in the Bay Area residence and the amount he is required to pay the mortgagor upon the sale in excess of the sale price, up to a maximum of $750,000 total reimbursement. Mr. Perez was also entitled to a car allowance of $650 per month and up to $5,000 each year for the cost of term life insurance providing for an aggregate benefit of $1,000,000. Mr. Perez was also entitled to certain benefits upon a change of control of LeapFrog.

Mr. Perez's employment agreement provided that he would be entitled to receive the following severance benefits upon a termination of employment under certain circumstances, including a voluntary termination for good reason (as therein defined):

- If the separation occurs after the first year of his employment with us, and the Option has not accelerated due to a change in control, one-half of the shares subject to the Option that have not otherwise vested as of his separation date will accelerate and become fully exercisable as of his separation date with us. The remaining unvested shares subject to the Option will cease vesting and will terminate as of his separation date.
- Mr. Perez will immediately commence a consulting relationship with LeapFrog under the terms set forth in the employment agreement. If the separation occurs within the first three years of his employment with us, the consulting relationship will continue until the third anniversary of his separation date. The consulting relationship will terminate immediately and LeapFrog will have no continuing obligation to pay Mr. Perez any consulting fees if Mr. Perez provides any services or assistance in any capacity to a competitive business (as defined in the employment agreement). Mr. Perez's consulting fee would be $43,750 per month for the first two years after Mr. Perez's separation from LeapFrog and would be reduced in the third year by the gross amount of any monetary compensation earned by Mr. Perez from any other work activity during the consulting period.
- If Mr. Perez elects to continue his LeapFrog-provided health insurance coverage pursuant to COBRA law, Mr. Perez will be entitled during the consulting period to reimbursement for premiums to continue his health insurance at the same level of coverage for him and his dependents in effect as of the separation date until the earlier of: (1) the date Mr. Perez becomes eligible for group insurance coverage with a subsequent employer and (2) the date his consulting relationship with LeapFrog pursuant to his employment agreement ends.

On February 16, 2006, in connection with the resignation of Mr. Perez, we entered into a Separation and Consulting Agreement with Mr. Perez that modifies and supplements the employment agreement between LeapFrog and Mr. Perez, dated as of February 10, 2004. In the Separation and Consulting Agreement, the following material modifications were made to the terms set forth in the employment agreement:

- LeapFrog waived the requirement set forth in the employment agreement that Mr. Perez provide us with 30 days notice of his resignation as our President, and LeapFrog and Mr. Perez agreed that effective as of February 15, 2006, Mr. Perez resigned for "Good Reason" from that position and also resigned from his position as a director of LeapFrog.
- Mr. Perez will not receive the monthly consulting fee provided for in the employment agreement for the first six months after his resignation, but rather will receive, provided that certain criteria are met, a

lump-sum payment in an equal amount on the six-month anniversary of his resignation. A similar six-month deferral will apply to the reimbursement of premiums for continued health coverage provided for in the employment agreement. Thereafter, Mr. Perez will receive consulting fees and health insurance premium reimbursement on a monthly basis as set forth in his employment agreement.

- Mr. Perez waived his right to continue to vest in stock options covering 47,500 shares of our Class A common stock granted to him in August 2005 with a strike price of $12.47 per share.

Timothy M. Bender

In November 2003, we amended and restated our employment agreement with Timothy Bender, our President of Worldwide Consumer Group. The agreement expired on March 31, 2005, and provided for an annual base salary of $260,000 and an annual bonus of up to an additional $90,000, subject to increases as determined by our board of directors or its Compensation Committee. As of July 1, 2005, Mr. Bender's annual salary is $310,000, and on March 27, 2006, the Compensation Committee approved a bonus plan for Mr. Bender under which he is eligible to receive a bonus payment of $200,000 if he achieves certain company initiatives as approved by the Compensation Committee in 2006 and 2007.

Kathryn E. Olson

In September 2004, we entered into an employment agreement with Kathryn E. Olson, under which she agreed to serve as our Chief Marketing Officer. The agreement provides for an annual base salary of $290,000 and a signing bonus of $150,000. As of July 1, 2005, Ms. Olson's annual base salary is $296,000. Pursuant to the agreement, management recommended to the Compensation Committee the following equity awards, which the Compensation Committee subsequently approved: an option grant of 75,000 shares of LeapFrog Class A Common Stock, of which one-fourth vested on the anniversary of her hire date and 1/36th of the remaining shares have been vesting monthly thereafter, and a grant of 25,000 shares of restricted stock, of which 40% vested in November 2005 and another 30% will vest in each of November 2006 and 2007. Ms. Olson is eligible to participate in our cash bonus award program and our annual stock award program, including our performance share program. The agreement also provides for reimbursement of certain relocation and annual financial planning expenses, and a car allowance of $1,000 per month.

If we terminate Ms. Olson's employment without cause (as defined in the agreement), or if we terminate Ms. Olson's employment without cause during the 12 months following a change in control (as defined in the agreement) of LeapFrog, or if Ms. Olson terminates her employment for good reason (as defined in the agreement) during the same 12 month period, she is entitled to receive (1) a lump sum payment in an amount equivalent to nine months of her then current base salary and (2) reimbursement for COBRA payments for nine months following termination of her employment.

William B. Chiasson

In November 2004, we entered into an employment agreement with William B. Chiasson, under which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $290,000 and an option grant of 150,000 shares of LeapFrog Class A Common Stock, of which one-fourth vested in November 2005, and 1/36th of the remaining shares have been vesting monthly thereafter. As of April 1, 2006, Mr. Chiasson's annual base salary is $305,000. The agreement also provides that Mr. Chiasson is eligible to participate in our cash bonus award program and our annual stock award program, including our performance share program. Mr. Chiasson is entitled to a car allowance of $650 per month.

If we terminate Mr. Chiasson's employment without cause (as defined in the agreement), or if he terminates his employment for good reason (as defined in the agreement), he is entitled to receive (1) a lump sum payment in an amount equivalent to nine months of his then current base salary, (2) reimbursement for COBRA payments for nine months following termination of his employment and (3) a pro rata portion of any bonus that he would, but for the termination, otherwise have earned in the year of his last day of employment. In addition, all unvested stock options held by Mr. Chiasson will accelerate vesting such that the number of shares that would otherwise vest within a twelve-month period under each option grant will become fully exercisable as of Mr. Chiasson's separation date with us.

If we terminate Mr. Chiasson's employment without cause during the 90 days prior to or 12 months following a change in control (as defined in the agreement) of LeapFrog, or if he terminates his employment for good reason during the same period, Mr. Chiasson would be entitled to receive (1) a lump sum payment in an amount equivalent to twelve months of his then current base salary base salary, (2) reimbursement for COBRA payments for twelve months following termination of his employment and (3) any bonus that he would, but for the termination, otherwise have earned in the year of his last day of employment. In addition, one-half of the unvested shares subject to all options held by Mr. Chiasson would immediately vest upon the effective date of the change in control and the remaining unvested shares would continue to vest pursuant to the terms of the stock option agreements.

Proxy

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since April 2004, we have been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In August 2005, we entered into a software capital lease agreement with Oracle Corporation for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007, is $1,566,000. As of December 31, 2005, Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,500,000 shares of our Class B common stock, which represents approximately 53% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management." Jeffrey Berg, a former member of our board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.

In 2005, LeapFrog paid Pillar Data Systems, Inc. a total of $155,000 in equipment fees. Mr. Ellison is the majority stockholder in Pillar Data Systems, Inc.

In 2005, LeapFrog paid the Milken Institute a total of $125,000 in conference registration and sponsorship fees in 2005.

We are currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $635,000 refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment of approximately $1,200,000. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who own a majority of our voting shares.

We believe that our board of directors will take such action as is necessary to comply with applicable corporate law in connection with any transactions with affiliates, including in appropriate cases obtaining approval by our independent directors.

PROPOSAL TWO

AMENDMENT OF 2002 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

LeapFrog's 2002 Non-Employee Directors' Stock Option Plan, or Director Plan, was initially adopted by our board of directors on July 2, 2002 and approved by our stockholders on July 19, 2002. On March 27, 2006, the board adopted an amendment and restatement of the Director Plan (and renamed the Director Plan as the 2002 Non-Employee Directors' Stock Award Plan), subject to stockholder approval. In the event that this proposal is not approved by the stockholders at our 2006 annual meeting of stockholders, the proposed amendment and restatement of the Director Plan will not be effected and the Director Plan will remain in full force and effect without such amendment and restatement.

The following summary description of the Director Plan, as proposed to be amended and restated, is qualified in its entirety by reference to the full text of the Director Plan that is attached to this proxy statement as Appendix B including all changes that this proposal would effect if approved by our stockholders at the annual meeting.

Currently, the Director Plan grants to non-employee directors an initial grant of 30,000 shares of our Class A common stock and annual grants of 15,000 shares of our Class A common stock; *provided, however*, that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. The proposed amendment to the Director Plan would provide for other types of stock awards that may be issued under the Director Plan. Specifically, the proposed amendment would provide LeapFrog with the ability to grant restricted stock awards, restricted stock unit awards, stock appreciation rights and performance stock awards. Accordingly, the proposed amendment would provide the board or a committee of the board with the discretion to provide that initial and annual grants under the Director Plan will be made in the form of stock options or such other types of stock awards. In addition, in the event that initial and annual grants are made in the form of stock awards other than options, the proposed amendment would provide the board or a committee of the board with the authority to determine the number of shares subject to such stock awards.

Currently, the aggregate number of shares of Class A common stock that may be issued pursuant to options granted under the Director Plan is 750,000 shares. The proposed amendment would increase the number of shares that may be issued pursuant to options and other stock awards under the Director Plan to 1,250,000 shares.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal Two. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

DESCRIPTION OF DIRECTOR PLAN

The purpose of the Director Plan is to promote the long-term growth and financial success of LeapFrog. The Director Plan is intended to secure for LeapFrog and its stockholders the benefits of long-term incentives inherent in increased common stock ownership by members of the board who are not employees of LeapFrog. It is intended that the Director Plan will induce and encourage highly experienced and qualified individuals to serve on our board and assist LeapFrog in promoting a greater identity of interest between non-employee directors and the stockholders of LeapFrog.

General. Our Director Plan provides for the automatic grant of stock awards to purchase shares of Class A common stock to our six non-employee directors. The aggregate number of shares of Class A common stock that may be issued pursuant to stock awards granted under the Director Plan, as amended, is 1,250,000 shares. If this

Proposal Two is approved by the stockholders, then effective as of June 16, 2006, the number of shares available for issuance under the Director Plan shall be reduced by (i) one share for each share of Class A common stock issued pursuant to an option or a stock appreciation right, and (ii) two shares for each share of Class A common stock issued pursuant to a restricted stock award or restricted stock unit award.

Shares may be issued in connection with a merger or acquisition as permitted by the rules of the applicable national securities exchange and such issuance shall not reduce the number of shares available for issuance under the Director Plan. If a stock award granted under the Director Plan expires or otherwise terminates without being exercised in full, or if any shares of Class A Common Stock issued pursuant to a stock award are forfeited to or repurchased by LeapFrog, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the shares of Class A Common Stock not issued under such stock award, or forfeited to or repurchased by LeapFrog shall revert to and again become available for issuance under the Director Plan. Awards that are terminated, forfeited or repurchased shall result in an increase in the share reserve of the Director Plan corresponding to the reduction originally made in respect of the award. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a reduction of shares subject to the stock award (*i.e.*, "net exercised"), the number of shares that are not delivered shall remain available for issuance under the Director Plan. If the exercise price of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares so tendered shall remain available for issuance under the Director Plan.

Shares issued under the Director Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of April 3, 2006, options (net of canceled or expired options) covering 558,750 shares of Class A common stock had been granted pursuant to the Director Plan, and 175,278 shares of Class A common stock (plus any shares that might in the future be returned to the Director Plan as a result of reacquisition of unvested options, or as a result of cancellations or expirations) remained available for future grant under the Director Plan.

Administration. The board of directors will administer the Director Plan and has the power to construe and interpret the Director Plan and stock awards granted under it, and to establish, amend and revoke rules and regulations for its administration. In addition, the board may delegate to a committee of the board the authority to determine the types of stock awards and the number of shares subject to such stock awards with respect to initial and annual grants made under the Director Plan.

Automatic Grants. Pursuant to the terms of the Director Plan, on July 2, 2002, each non-employee director automatically was granted an option to purchase 25,000 shares of Class A common stock (the Initial Grant). Any individual who becomes a non-employee director after July 2, 2002 automatically will be granted the Initial Grant upon being elected to the board of directors.

Pursuant to the terms of the Director Plan, any individual who was a non-employee director on July 1, 2004 automatically was granted an option to purchase 15,000 shares of Class A common stock (the Annual Grant); *provided, however*, that the Chairman of our board at such time instead received an Annual Grant to purchase 25,000 shares of our Class A common stock. Any individual who becomes a non-employee director after July 1, 2004 automatically will be granted the Annual Grant on each subsequent July 1 during his or her service as a non-employee director; *provided, however*, that if a non-employee director is also Chairman of our board at the time of the Annual Grant, such non-employee director will instead receive an Annual Grant to purchase 25,000 shares of our Class A common stock. The number of shares covered by the Annual Grant will be reduced, on a pro rata basis, for each month an individual did not serve as a non-employee director during the preceding 12-month period.

The Director Plan, as amended, provides that on or before December 31 of any calendar year, the board will determine if all Initial and Annual Grants to be granted in the subsequent calendar year will be in the form of options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If the board does not make such a determination on or before December 31 of a calendar year, all Initial and Annual Grants to be granted in the subsequent calendar year shall be in the form of options.

Options. Initial and Annual Grants that are made in the form of options vest in monthly installments over a three-year period from the date of grant.

An option granted to a non-employee director may provide for an early exercise feature pursuant to which the option may be exercised prior to full vesting, resulting in unvested shares of Class A common stock being subject to repurchase by us in the event of the non-employee director's cessation of service prior to the vesting of the shares.

The exercise price of the options granted under the Director Plan will be equal to the fair market value of the Class A common stock on the date of grant. Class A common stock issued pursuant to options granted under the Director Plan may be paid for in cash, in shares of Class A common stock previously owned by the optionee, pursuant to a "cashless" exercise program, by a "net exercise" arrangement, or in any other form of legal consideration that may be acceptable to the board.

No option granted under the Director Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Director Plan are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee, unless otherwise provided by the board of directors. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with LeapFrog or a subsidiary (whether as a non-employee director of LeapFrog or subsequently as an employee, director or consultant of either LeapFrog or a subsidiary) ceases for any reason may exercise vested options for the term provided in the option agreement (three months generally, six months if the service relationship ends on account of disability or death).

Other Stock Awards. If an Initial or Annual Grant is in the form of a stock award other than an option, the number of shares of Class A common stock subject to such Initial or Annual Grant shall be determined by the board in its sole discretion. The terms of such other stock awards shall be determined by the board at the time of grant in accordance with the following provisions.

Restricted Stock Awards. Restricted stock awards may be granted under the Director Plan pursuant to restricted stock award agreements.

A restricted stock award may be awarded in consideration for past or future services rendered or to be rendered to LeapFrog or an affiliate or in any other form of legal consideration acceptable to the board. Shares of Class A common stock acquired under a restricted stock award may be subject to forfeiture to LeapFrog in accordance with a vesting schedule as determined by the board. Upon termination of a non-employee director's service, LeapFrog may reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award agreement. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as determined by the board.

Restricted Stock Unit Awards. Restricted stock unit awards may be granted under the Director Plan pursuant to restricted stock unit award agreements.

The purchase price, if any, for restricted stock unit awards may be paid in any form of legal consideration acceptable to the board. A restricted stock unit award may be settled by the delivery of shares of Class A common stock, in cash, or by any combination of these means as determined by the board. Restricted stock unit awards vest at the rate specified in the restricted stock unit award agreement as determined by the board. However, at the time of grant, the board may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award after vesting. Dividend equivalent rights may be

Proxy

credited with respect to shares covered by a restricted stock unit award. However, LeapFrog does not anticipate paying cash dividends on its Class A common stock for the foreseeable future. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the non-employee director's termination of service.

Stock Appreciation Rights. Stock appreciation rights may be granted under the Director Plan pursuant to stock appreciation rights agreements.

Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, LeapFrog will pay the non-employee director an amount equal to the excess of (i) the aggregate fair market value of Class A common stock on the date of exercise, over (ii) the strike price determined by the board on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of Class A common stock, or any other form of consideration determined by the board.

Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the board. Upon termination of a non-employee director's service, the non-employee director generally may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards. Under the Director Plan, a stock award may be granted, vest or be exercised based upon certain service conditions or upon the attainment during a certain period of time of certain performance goals. Such performance goals may be determined by the board in its sole discretion or may be based on the performance goals selected by the compensation committee of the board under LeapFrog's 2002 Equity Incentive Plan. The length of any performance period, the performance goals to be achieved during such performance period, and the measure of whether and to what degree such performance goals have been attained shall be conclusively determined by the board in its sole discretion. In addition, to the extent permitted by applicable law and the applicable award agreement, the board may determine that cash may be used in payment of performance stock awards.

Adjustments to the Director Plan. If any change is made in the Class A common stock subject to the Director Plan or subject to any stock award without receipt of consideration by LeapFrog (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the class(es) and maximum number of shares subject to the Director Plan, the stock awards automatically granted under the Director Plan, and the class(es) and number of shares and price per share of stock subject to outstanding stock awards will be appropriately adjusted.

Change in Control. If the service of a non-employee director is terminated within 12 months following a Change in Control (as defined in the Director Plan), the unvested portion of the non-employee director's stock award automatically will become fully vested and immediately exercisable (if applicable), unless the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the Change in Control or required by us or the acquiring entity pursuant to the Change in Control). However, if the vesting acceleration of a stock award granted to a non-employee director results in the imposition of the "golden parachute" excise tax under Section 4999 of the Internal Revenue Code, then the "golden parachute" payment will be reduced to the extent necessary to avoid the imposition of the excise tax, but only if the reduction in vesting acceleration would result in a greater total payment for the non-employee director taking into account all applicable taxes, including the excise tax.

Amendments to the Director Plan. The board of directors has the authority to amend the Director Plan, so long as such action does not impair any stock award previously granted under the Director Plan, unless consented to in writing by the non-employee director. In addition, no amendment will be effective unless approved by our stockholders where such amendment requires stockholder approval under applicable law or stock exchange requirements. The board of directors may in its sole discretion submit any other amendment to the Director Plan for stockholder approval.

Termination or Suspension of the Director Plan. The board of directors may suspend or terminate the Director Plan at any time. No stock awards may be granted under the Director Plan while the Director Plan is suspended or after it is terminated.

Federal Income Tax Consequences of the Director Plan.

The following is a summary of the principal United States federal income tax consequences to participants and LeapFrog with respect to participation in the Director Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, LeapFrog will be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant. Slightly different rules may apply to optionees who are subject to Section 16(b) of the Exchange Act.

However, if the shares acquired upon exercise of the nonstatutory stock option are unvested and subject to repurchase by LeapFrog in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of exercise, but will have to report as ordinary income, as and when LeapFrog's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses, over (ii) the exercise price paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date, over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Awards. Upon receipt of a restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. LeapFrog will be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant. Certain different rules may apply to recipients who are subject to Section 16(b) of the Exchange Act.

However, if the shares issued upon the grant of a restricted stock award are unvested and subject to repurchase by LeapFrog in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when LeapFrog's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses, over (ii) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (x) the fair market value of the shares on the date of issuance, over (y) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. Subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation, LeapFrog will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, Generally, with respect to employees, LeapFrog is will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

The Board of Directors Recommends
A Vote in Favor of Proposal Two.

PROPOSAL THREE

AMENDMENT OF 2002 EQUITY INCENTIVE PLAN

LeapFrog's 2002 Equity Incentive Plan, or Equity Plan, was initially adopted by our board of directors on May 24, 2002 and approved by our stockholders on July 19, 2002. On March 27, 2006, the board adopted an amendment and restatement of the Equity Plan, subject to stockholder approval. In the event that this proposal is not approved by the stockholders at our 2006 annual meeting of stockholders, the proposed amendment and restatement of the Equity Plan will not be effected, and the Equity Plan will remain in full force and effect without such amendment and restatement.

The following summary description of the Equity Plan, as proposed to be amended and restated, is qualified in its entirety by reference to the full text of the Equity Plan that is attached to this proxy statement as Appendix C including all changes that this proposal would effect if approved by our stockholders at the annual meeting.

Currently, a total of 19,000,000 shares of our Class A common stock is reserved for issuance under the Equity Plan. On March 27, 2006, the Compensation Committee of our board of directors approved an amendment and restatement of our Equity Plan, principally to increase the aggregate number of shares of our Class A common stock authorized for issuance under the Equity Plan by 2,000,000 shares. We are seeking stockholder approval of the amendment and restatement of the Equity Plan approved by the Compensation Committee of our board of directors on March 27, 2006. As of April 3, 2006, stock awards (net of canceled or expired stock awards) covering 6,665,330 shares of our Class A common stock had been granted pursuant to the Equity Plan, and 3,328,782 shares of Class A common stock (plus any shares that might in the future be returned to the Equity Plan as a result of reacquisition of unvested stock awards, or as a result of cancellations or expirations) remained available for future grant under the Equity Plan.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal Three. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

DESCRIPTION OF EQUITY PLAN

The purpose of the Equity Plan is to enable LeapFrog to attract and retain talented employees, key consultants and directors by providing an incentive to such individuals through equity participation in LeapFrog, and by rewarding employees, key consultants and directors who contribute to the achievement of LeapFrog's long-term economic objectives.

The Equity Plan automatically will terminate ten years after its adoption, unless it is terminated earlier by the board of directors.

Eligibility. The Equity Plan provides for the following types of stock awards to the following persons:

- Incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), which may be granted solely to employees (including officers); and
- Nonstatutory stock options, restricted stock awards, stock bonus awards, restricted stock unit awards and stock appreciation rights, all of which may be granted to employees (including officers), directors and consultants.

As of April 3, 2006, we had approximately 830 employees eligible to participate in the Equity Plan.

Administration. Pursuant to the terms of the Equity Plan, the board of directors has delegated administration of the Equity Plan to the Compensation Committee of the board of directors (the "Committee");

provided, however, that in the case of stock awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, or that are made to persons who are subject to Section 16 of the Exchange Act, the Committee will consist, respectively, solely of two or more "outside directors" within the meaning of Section 162(m) of the Code and solely of two or more "non-employee directors" within the meaning of Section 16 of the Exchange Act. Subject to the terms of the Equity Plan, the Committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the Committee will also determine the exercise, purchase or strike price of each stock award. In granting a performance-based stock award, the Committee will set a period of time (a Performance Period) which will generally be three years long, over which the attainment of one or more goals (Performance Goals) will be measured for the purpose of determining whether the award recipient has a vested right in or to such stock award. Within the time period prescribed by Section 162(m) of the Code (typically before the 90th day of a Performance Period), the Committee will establish the Performance Goals, based upon one or more pre-established criteria (Performance Criteria) enumerated in the Equity Plan. As soon as administratively practicable following the end of the Performance Period, the Committee will certify (in writing) whether the established Performance Goals have been satisfied. As used herein with respect to the Equity Plan, the "board of directors" refers to any committee to which the board of directors delegates administration of the Equity Plan (and, if applicable, such a subcommittee) as well as to the board of directors itself.

Stock Subject to the Equity Plan. Subject to this proposal, the maximum number of shares of Class A common stock available for issuance under the Equity Plan is 21,000,000, except as described below under "Adjustment Upon Changes in Stock," and the maximum number of shares of Class A common stock that may be awarded pursuant to incentive stock options is 21,000,000. If this Proposal Three is approved by the stockholders, then effective as of June 16, 2006, the number of shares available for issuance under the Equity Plan shall be reduced by (i) one share for each share of Class A common stock issued pursuant to an option or a stock appreciation right, and (ii) two shares for each share of Class A common stock issued pursuant to a stock bonus award, restricted stock award or restricted stock unit award.

No person may be granted awards under the Equity Plan covering more than 2,000,000 shares of Class A common stock in any calendar year. Shares may be issued in connection with a merger or acquisition as permitted by the rules of the applicable national securities exchange, and such issuance shall not reduce the number of shares available for issuance under the Equity Plan. If an award granted under the Equity Plan expires or otherwise terminates without having been exercised in full, the shares of Class A common stock subject to such awards will again become available for issuance under the Equity Plan. If any shares issued pursuant to a stock award under the Equity Plan are forfeited back to or repurchased by LeapFrog, the forfeited or reacquired stock will again become available for reissuance under the Equity Plan. Awards that are terminated, forfeited or repurchased shall result in an increase in the share reserve of the Equity Plan corresponding to the reduction originally made in respect of the award. If stock awards granted under the Equity Plan are not delivered to a participant because (i) the stock award is exercised through a reduction in the number of shares subject to the stock award (a "net exercise"), (ii) the appreciation distribution upon exercise of a stock appreciation right is paid in shares of Class A common stock, or (c) shares are withheld in satisfaction of applicable withholding taxes, the number of shares not delivered will become again available for subsequent issuance under the Equity Plan. Finally, if the exercise price is satisfied by tendering shares of Class A common stock previously held by a participant, the number of shares so tendered will become again available for subsequent issuance under the Equity Plan. Shares issued under the Equity Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Stock Options. Stock options are granted pursuant to stock option agreements. The exercise price of incentive stock options must be at least 100% of the fair market value of the Class A common stock on the date of the grant and, in some cases, at least 110% of such fair market value, as described below. The exercise price of nonstatutory stock options must be at least 50% of the fair market value of the Class A common stock on the grant date. However, the exercise price for any option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code cannot be less than 100% of the fair market value of the Class A common stock on the date of grant.

Options granted under the Equity Plan vest at the rate and under the terms and conditions specified in the option agreement. A stock option may provide for an early exercise feature pursuant to which the option may be exercised prior to full vesting, resulting in unvested shares of Class A common stock being subject to repurchase by us in the event of the optionee's cessation of service prior to the vesting of the shares.

In general, stock options granted under the Equity Plan may not be exercised after the expiration of 10 years from the date of grant. If an optionee's relationship with us, or any affiliate of ours, terminates for any reason other than disability or death, the optionee may exercise his or her option (to the extent that such option was vested at the time of termination), but only within the period of time ending on the earlier of (i) 3 months following such termination (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of the option as set forth in the option agreement. If an optionee's relationship with us, or any affiliate of ours, terminates due to disability, the optionee may exercise his or her option (to the extent that such option was vested at the time of termination), but only within the period ending on the earlier of (i) 6 months following such termination (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of such option as set forth in the option agreement. If an optionee's relationship with us, or any affiliate of ours, terminates as a result of the optionee's death or the optionee dies within a specified period after termination of service, the optionee's estate, heirs or beneficiaries may exercise the option (to the extent that such option was vested at the time of death), but only within the period ending on the earlier of (i) 6 months following the optionee's death (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of the option as set forth in the option agreement. If an option is not exercised within the time specified in the option agreement, such option terminates.

Class A common stock issued pursuant to stock options granted under the Equity Plan may, at the discretion of the board of directors, be paid for (i) in cash, check, bank draft or money order, (ii) pursuant to a broker-assisted cashless exercise, (iii) by delivery of other Class A common stock of the Company, (iv) according to a deferred payment or similar arrangement, (iv) pursuant to a net exercise arrangement, or (vi) in any other form of legal consideration acceptable to the board.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option and the terms of the stock option agreement provide otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of LeapFrog or any affiliate unless the following conditions are satisfied:

- The option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and
- The term of the incentive stock option award does not exceed five years from the date of grant.

Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus agreements.

Shares awarded under a stock bonus award may be subject to repurchase by us in accordance with a vesting schedule to be determined by the board of directors. The grant or vesting of stock bonus awards may also be subject to Performance Goals to be determined by the Committee, based on a service condition or on one or more of the following Performance Criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) net earnings; (v) total stockholder return; (vi) return on equity; (vii) return on assets; (viii) return on investment; (ix) return on capital employed; (x) operating margin (xi) gross margin; (xii) operating income; (xiii) net income; (xiv) net operating income; (xv) net operating income after tax; (xvi) pre- and after-tax income; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) net sales; (xx) net sales growth; (xxi) expenses; (xxii) improvement in or attainment of expense levels; (xxiii) improvement in or attainment of working capital levels; (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) economic value added (or an equivalent metric); (xxiii) share price performance; (xxix) debt reduction; and (xxx) other measures of performance selected by the Committee.

If a stock bonus award recipient's relationship with us, or any affiliate of ours, terminates, we may reacquire any of the shares subject to such award that are unvested as of the date of such termination. A stock bonus award may be awarded in consideration for past services rendered to us or any affiliate of ours. Rights to acquire shares under a stock bonus award may be transferable only to the extent provided in a stock bonus agreement.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock agreements. The purchase price of a restricted stock award cannot be less than 50% of the fair market value of the Class A common stock on the date of grant or at the time the purchase is made.

Shares awarded under a restricted stock award may be subject to repurchase by us in accordance with a vesting schedule to be determined by the board of directors. If a restricted stock award recipient's relationship with us, or any affiliate of ours, terminates, we may repurchase or reacquire any of the shares subject to such award that are unvested as of the date of such termination. Class A common stock acquired pursuant to a restricted stock award may be paid for in cash or, if provided in the restricted stock agreement at the discretion of the board of directors, pursuant to a deferred payment arrangement or in other legal consideration approved by the board of directors. Rights to acquire shares under a restricted stock award may be transferable only to the extent provided in a restricted stock award agreement.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements. The purchase price, if any, for restricted stock unit awards may be paid in any form of legal consideration acceptable to the board of directors.

Restricted stock unit awards vest at the rate specified in the restricted stock unit award agreement as determined by the board of directors. However, at the time of grant, the board of directors may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award to a time after vesting. A restricted stock unit award may be settled by the delivery of shares of LeapFrog's Class A common stock, cash, any combination of the two or in any other form of consideration, as determined by the board of directors. Dividend equivalent rights may be credited with respect to shares covered by a restricted stock unit award as determined by the board of directors and contained in the restricted stock unit award agreement. However, LeapFrog does not anticipate paying cash dividends on its Class A common stock for the foreseeable future. If a restricted stock unit award recipient's relationship with us, or any affiliate of ours, terminates, restricted stock units that have not vested will be forfeited on the date of such termination, except as otherwise may be provided in the restricted stock unit award agreement.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The maximum term of stock appreciation rights granted under the Equity Plan is 10 years.

Each stock appreciation right is denominated in shares of Class A common stock equivalents. The strike price of stock appreciation rights may not be less than 100% of the fair market value of the Class A common stock equivalents subject to the stock appreciation rights on the date of grant. Upon exercise of a stock appreciation right, LeapFrog will pay the recipient an amount equal to the excess of (i) the aggregate fair market value on the date of exercise of a number of Class A common stock equivalents with respect to which the recipient is exercising the stock appreciation right, over (ii) the strike price determined by the board of directors on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of LeapFrog's Class A common stock, any combination of the two or in any other form of consideration determined by the board of directors.

Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the board of directors. If a stock appreciation rights recipient's relationship with us, or any affiliate of ours, terminates, the recipient generally may exercise any vested stock appreciation right for 3 months (or such longer or shorter period specified in the stock appreciation rights agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Acceleration of Awards. The board of directors has the power to accelerate the vesting of a stock award notwithstanding the vesting schedule or terms relating to the exercisability contained in a stock option agreement.

Adjustments upon Changes in Stock. If any change is made in the Class A common stock subject to the Equity Plan or subject to any stock award without receipt of consideration by LeapFrog (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the class(es) and maximum number of shares subject to the Equity Plan, the maximum annual award limit applicable under the Equity Plan and the class(es) and number of shares and price per share of stock subject to outstanding stock awards will be appropriately adjusted.

Corporate Transactions. In the event of a Corporate Transaction (as defined in the Equity Plan), any surviving or acquiring corporation may assume or continue any stock awards outstanding under the Equity Plan or may substitute similar awards for those outstanding under the Equity Plan. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a stock award or substitute a similar stock award for only a portion of a stock award. If a surviving or acquiring corporation does not assume or continue such stock awards or substitute similar awards, then, unless otherwise provided by the board of directors, any outstanding stock awards that have not been assumed or substituted may be exercised (to the extent vested) prior to the effective time of such corporate transaction, and any such stock awards will terminate if not exercised prior to the effective time of such corporate transaction.

Changes in Control. In the event of a Change in Control (as defined in the Equity Plan), an outstanding stock award held by a recipient whose relationship with us, or any affiliate of ours, has not terminated may be subject to additional acceleration of vesting and exercisability upon of after such Change in Control to the extent provided in a stock award agreement or any other written agreement between the recipient and us or an affiliate. In the absence of such provision, however, no such acceleration will occur.

Amendments to the Equity Plan. The board of directors has the authority to amend the Equity Plan, so long as such action does not impair any stock award previously granted under the Equity Plan, unless consented to in writing by the holder of such award. In addition, no amendment will be effective unless approved by our stockholders where such amendment requires stockholder approval under applicable law or stock exchange requirements. The board of directors may, in its sole discretion, submit any other amendment to the Equity Plan for stockholder approval.

Termination or Suspension of the Equity Plan. The board of directors may suspend or terminate the Equity Plan at any time. No stock awards may be granted under the Equity Plan while the Equity Plan is suspended or after it is terminated.

Federal Income Tax Consequences of the Equity Plan.

The following is a summary of the principal United States federal income tax consequences to participants and LeapFrog with respect to participation in the Equity Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Options. There are no federal income tax consequences to the optionee or us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the fair market value of our Class A common stock on the date of exercise over the option exercise price. With respect to employees, we are generally required to withhold an amount based on the ordinary income recognized. Generally, we will be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who are subject to Section 16(b) of the Exchange Act.

Incentive stock options granted under the Equity Plan are intended to qualify for favorable tax treatment under Section 422 of the Code. There generally are no federal income tax consequences to the optionee or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an incentive stock option for more than two years from the option grant date and more than one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the exercise date over the exercise price, or (ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Stock Bonus and Restricted Stock Awards. There are no tax consequences to the recipient or us by reason of the grant of a stock bonus or restricted stock award. Upon receipt of the stock pursuant to such award, the recipient normally will recognize taxable ordinary income equal to the excess of the stock's fair market value over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the restrictions lapse, unless the recipient elects to be taxed on receipt of the stock by filing a Section 83(b) election. With respect to employees, we generally are required to withhold an amount based on the ordinary income recognized. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a business expense deduction equal to the taxable ordinary income realized by the recipient. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Certain different rules may apply to recipients who are subject to Section 16(b) of the Exchange Act.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The recipient generally will recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the recipient in an amount equal to the fair market value of the shares on the date of issuance. The recipient and LeapFrog will be required to satisfy certain tax withholding requirements applicable to such income. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the recipient at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the recipient in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, LeapFrog will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the recipient.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain covered employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. It is possible that compensation attributable to stock awards granted in the future under the Equity Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such awards are granted by a compensation committee comprised solely of "outside directors" and the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to stock options or stock appreciation rights with exercise or strike prices less than fair market value on the date of grant, stock bonus awards, restricted stock awards and restricted stock unit awards will qualify as performance-based compensation under the Treasury Regulations issued under Section 162(m) only if (i) the award is granted by a committee comprised solely of outside directors, (ii) the award is granted or becomes vested (or exercisable) only upon the achievement of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, (iii) the committee certifies in writing prior to the granting or vesting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting or vesting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

The Board of Directors Recommends
A Vote in Favor of Proposal Three.

NEW PLAN BENEFITS

2002 Director Plan

The following table presents certain information with respect to awards that will be granted under the Director Plan to our current non-executive directors in 2006.

Name and Position	Number of Shares of Class A Common Stock
Steven B. Fink, Chairman of the Board	25,000
Jeffrey G. Katz, Director	15,000
Stanley E. Maron, Director	15,000
E. Stanton McKee, Jr., Director	15,000
David C. Nagel(1), Director	12,499
Ralph R. Smith, Director	15,000
Caden Wang, Director	15,000

(1) Dr. Nagel joined our board of directors in September 2005, and will receive a pro-rata portion of the annual stock award granted to our non-employee directors based on the number of months he served on our board between July 2005 and July 2006.

2002 Equity Incentive Plan

Future benefits under the Incentive Plan are not currently determinable; however, the benefits to any director, officer or employee from future equity awards will not increase solely because of approval of the amendment to the Incentive Plan. Determinations as to the amounts and terms of any future awards under the Incentive Plan will be made by the Compensation Committee within its sole discretion.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows certain information concerning our Class A common stock to be issued in connection with our Equity Plan and our Director Plan as of December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,806,098(1)	$16.34	4,864,510(2)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	6,806,098	$16.34	4,864,510

(1) Includes 314,539 performance based stock awards granted under our 2002 Equity Incentive Plan, which may be issued if certain performance measures are met. Currently none of the awards are vested.

(2) Includes 1,158,339 shares reserved for issuance under our 2002 Employee Stock Purchase Plan.

PROPOSAL FOUR

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the board of directors has selected Ernst & Young LLP as LeapFrog's independent registered public accounting firm for the fiscal year ending December 31, 2006, and has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited LeapFrog's consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither LeapFrog's bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as LeapFrog's independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of LeapFrog and its stockholders.

The affirmative vote of the majority of the votes represented by the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of the 2005 financial statements, we entered into an engagement agreement with Ernst & young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures and our exclusion of punitive damages.

The following table represents aggregate fees billed or to be billed to LeapFrog for services performed for the fiscal years ended December 31, 2005 and 2004, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2005	2004
Audit Fees	$2,992	$3,028
Audit-related Fees	175	130
Tax Fees	103	340
All Other Fees	—	—
Total Fees	$3,270	$3,498

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2005 and 2004 were approved by the Audit Committee. The fees for 2004 have been revised to reflect actual amounts billed.

Audit Fees

The aggregate fees billed or to be billed by Ernst & Young LLP for financial audit services totaled $3.0 million in 2005 and $3.0 million in 2004. The above amounts include fees associated with the annual audit, the

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reviews of our annual report on Form 10-K and quarterly reports on Form 10-Q, statutory audits required internationally, services related to compliance with Sarbanes-Oxley Act of 2002 internal control testing and review of correspondence with the SEC.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for audit-related services totaled $0.2 million in 2005 and $0.1 million in 2004, which consisted of fees related to due diligence on potential or proposed acquisitions.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for tax services, consisting of tax compliance, tax advice and tax planning, totaled $0.1 million in 2005 and $0.3 million in 2004.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2005 and 2004.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee, Mr. E. Stanton McKee, the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the registered public accounting firm's independence.

**The Board of Directors Recommends
A Vote in Favor of Proposal Four.**

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, you may: (1) notify your broker; (2) direct your written request to our Vice President of Investor Relations, 6401 Hollis Street, Suite 100, Emeryville, California 94608 or to *ir@leapfrog.com* or (3) contact our Vice President of Investor Relations at (510) 420-5150. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, LeapFrog will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Peter M. O. Wong
Corporate Secretary

April 26, 2006

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APPENDIX A

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

If a director's relationship with LeapFrog falls within any of the following categorical standards, the director's relationship with LeapFrog, in and of itself, will not be deemed material.

1. The director is affiliated with or employed by a company, partnership or other entity that receives payments from LeapFrog for property or services which, in the current fiscal year, do not exceed the greater of (a) $1 million or (b) 2% of such other company's consolidated gross revenues; provided, that, solely for purposes of determining "audit committee independence," a director may not accept, directly or indirectly, a consulting, advisory or other compensatory fee from LeapFrog in any amount (other than Director's and committee fees and retainers).
2. The director is affiliated with or employed by a company, partnership or other entity that is a controlling stockholder of LeapFrog.
3. The director is an employee, officer or director of a foundation, university or other non-profit organization to which LeapFrog gives directly, or indirectly through the provision of property or services, in the current fiscal year, donations that do not exceed in the aggregate the greater of (a) $1 million or (b) 2% of such other organization's consolidated gross revenues.

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APPENDIX B

LEAPFROG ENTERPRISES, INC.

2002 NON-EMPLOYEE DIRECTORS' STOCK AWARD PLAN

Adopted: July 2, 2002
Approved By Stockholders: July 19, 2002
Effective Date: July 2, 2002
Amended and Restated: April 20, 2004
Amendment and Restatement Approved by Stockholders: June 10, 2004
Amended and Restated: March 27, 2006
Amendment and Restatement Approved by Stockholders: , 2006
Termination Date: None

1. PURPOSES.

(a) Eligible Recipients. The persons eligible to receive Stock Awards are the Non-Employee Directors of the Company.

(b) Available Stock Awards. The purpose of the Plan is to provide a means by which Non-Employee Directors may be given an opportunity to benefit from increases in value of the Class A Common Stock through the granting of (i) Nonstatutory Stock Options., (ii) Restricted Stock Awards, (iii) Restricted Stock Unit Awards, (iv) Stock Appreciation Rights, and (v) Performance Stock Awards.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of its Non-Employee Directors, to secure and retain the services of new Non-Employee Directors and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Controlled Corporations.

2. DEFINITIONS.

(a) ***"Accountant"*** means the independent public accountants of the Company.

(b) ***"Affiliate"*** means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(c) ***"Annual Grant"*** means a Stock Award granted annually to a Non-Employee Director who meets the specified criteria pursuant to Section 6(b) of the Plan.

(d) ***"Annual Meeting"*** means the annual meeting of the stockholders of the Company.

(e) ***"Board"*** means the Board of Directors of the Company.

(f) ***"Change in Control"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events after the IPO Date:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting

Proxy

power of the surviving Entity in such merger, consolidation or similar transaction or more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction;

(iii) there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the Company immediately prior to such sale, lease, license or other disposition; or

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Controlled Corporation and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(g) ***"Class A Common Stock"*** means the Class A common stock of the Company.

(h) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(i) ***"Company"*** means LeapFrog Enterprises, Inc., a Delaware corporation.

(j) ***"Consultant"*** means any person, including an advisor, (i) engaged by the Company or a Controlled Corporation to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of a Controlled Corporation. However, the term "Consultant" shall not include either Directors of the Company who are not compensated by the Company for their services as Directors or Directors of the Company who are merely paid a director's fee by the Company for their services as Directors.

(k) ***"Continuous Service"*** means that the Participant's service with the Company or a Controlled Corporation, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or a Controlled Corporation as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or Controlled Corporation, shall not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of a Controlled Corporation or a Director shall not constitute an interruption of Continuous Service. Notwithstanding the foregoing or anything in the Plan to the contrary, unless (i) otherwise provided in a Stock Award Agreement or (ii) following the date of grant of a Stock Award, determined otherwise by the Board with respect to any Participant who is then an officer of the Company within the meaning of Section 16 of the Exchange Act or by the chief executive officer of the Company with respect to any other Participant, in the event that a Participant terminates his or her subsequent service with the Company or a Controlled Corporation as an Employee, the Participant shall cease vesting in any of his or her Stock Awards as of such date of termination, regardless of whether the Participant continues his or her service in the capacity of a Director or Consultant without interruption or termination. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Participant's leave of absence.

(l) ***"Controlled Corporation"*** means any subsidiary corporation of the Company, whether now or hereafter existing, as such term is defined in Section 424(f) of the Code.

(m) ***"Director"*** means a member of the Board of Directors of the Company.

(n) ***"Disability"*** means the inability of a person, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of that person's position with the Company or a Controlled Corporation of the Company because of the sickness or injury of the person.

(o) ***"Effective Date"*** means the date the Plan is adopted by the Board.

(p) ***"Employee"*** means any person employed by the Company or a Controlled Corporation. Mere service as a Director or payment of a director's fee by the Company or a Controlled Corporation shall not be sufficient to constitute "employment" by the Company or a Controlled Corporation.

(q) ***"Entity"*** means a corporation, partnership or other entity.

(r) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(s) ***"Exchange Act Person"*** means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (A) the Company or any Subsidiary of the Company, (B) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company.

(t) ***"Fair Market Value"*** means, as of any date, the value of the Class A Common Stock determined as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Class A Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Class A Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Class A Common Stock, the Fair Market Value shall be determined by the Board based upon an independent appraisal in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

(u) ***"Initial Grant"*** means a Stock Award granted to a Non-Employee Director who meets the specified criteria pursuant to Section 6(a) of the Plan.

(v) ***"IPO Date"*** means the date the Company's Class A Common Stock is first offered to the public under a registration statement declared effective under the Securities Act.

(w) ***"Non-Employee Director"*** means a Director who is not an Employee of the Company or a Controlled Corporation.

(x) ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(y) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) ***"Option"*** means a Nonstatutory Stock Option granted pursuant to the Plan.

(aa) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(bb) ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(cc) ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(dd) ***"Performance Stock Award"*** means a Stock Award granted under the terms and conditions of Section 8(d).

(ee) ***"Plan"*** means this LeapFrog Enterprises, Inc. 2002 Non-Employee Directors' Stock Award Plan.

(ff) ***"Restricted Stock Award"*** means an award of shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 8(a).

(gg) ***"Restricted Stock Award Agreement"*** means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(hh) ***"Restricted Stock Unit Award"*** means a right to receive shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 8(b).

(ii) ***"Restricted Stock Unit Award Agreement"*** means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(jj) ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(kk) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(ll) ***"Stock Appreciation Right"*** means a right to receive the appreciation on Class A Common Stock that is granted pursuant to the terms and conditions of Section 8(c).

(mm) ***"Stock Appreciation Right Agreement"*** means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(nn) ***"Stock Award"*** means any right to receive Class A Common Stock granted under the Plan, including a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right or a Performance Stock Award.

(oo) ***"Stock Award Agreement"*** means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(pp) ***"Subsidiary"*** means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan. The Board may not delegate administration of the Plan to a committee; *provided, however*, that the Board may delegate to a committee the authority to determine the type of Stock Awards and the number of shares subject to such Stock Awards with respect to Initial and Annual Grants, as set forth in Section 6(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine the provisions of each Stock Award to the extent not specified in the Plan.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 13.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of the Plan.

(c) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to the provisions of Section 12 relating to adjustments upon changes in the Class A Common Stock, the Class A Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate One Million Two Hundred Fifty Thousand (1,250,000) shares of Class A Common Stock. Effective as of June 16, 2006, subject to Section 4(b), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Class A Common Stock issued pursuant to an Option granted under Section 7 or a Stock Appreciation Right granted under Section 8(c); and (ii) two (2) shares for each share of Class A Common Stock issued pursuant to a Restricted Stock Award granted under Section 8(a) or a Restricted Stock Unit Award granted under Section 8(b). Shares may be issued in connection with a merger or acquisition as permitted by NYSE Listed Company Manual Section 303A.08 or, if applicable, NASD Rule 4350(i)(1)(A)(iii) or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve.

(i) Shares Available For Subsequent Issuance. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, or if any shares of Class A Common Stock issued to a Participant pursuant to a Stock Award are forfeited back to or repurchased by the

Company because of or in connection with the failure to meet a contingency or condition required to vest such shares in the Participant, the shares of Class A Common Stock not acquired, forfeited or repurchased under such Stock Award shall revert to and again become available for issuance under the Plan.

(ii) Other Shares Available for Subsequent Issuance. If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Class A Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a Restricted Stock Award or Restricted Stock Unit Award, the number of shares that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Class A Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for subsequent issuance under the Plan.

To the extent there is issued a share of Class A Common Stock pursuant to a Stock Award that counted as two (2) shares against the number of shares available for issuance under the Plan pursuant to Section 4(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 4(b), then the number of shares of Class A Common Stock available for issuance under the Plan shall increase by two (2) shares.

(c) Source of Shares. The shares of Class A Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise. If the aggregate number of shares of Class A Common Stock issuable pursuant to Section 6 would exceed the number of shares remaining in the share reserve under Section 4(a) at such time of grant, then, in the absence of any Board action otherwise, a pro rata allocation of the shares of Class A Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

5. ELIGIBILITY.

The Initial and Annual Grants as set forth in Sections 6(a) and 6(b) automatically shall be granted under the Plan to all Non-Employee Directors.

6. NON-DISCRETIONARY GRANTS.

(a) Initial Grants. Without any further action of the Board, (i) each person who is or becomes a Non-Employee Director as of the Effective Date, and (ii) each person who, after the Effective Date, is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the Effective Date or the date of his or her initial election or appointment to be a Non-Employee Director, as applicable, be granted an Initial Grant as described in Section 6(c) below.

(b) Annual Grants. Without any further action of the Board, on each July 1 (***"Annual Grant Date"***), commencing on July 1, 2004, each person who is then a Non-Employee Director, automatically shall be granted an Annual Grant as described in Section 6(c) below; *provided, however,* that if a Non-Employee Director holds the position of Chairman of the Board on such date, such Non-Employee Director shall instead be granted an Annual Grant as described in Section 6(c) below; *further provided, however,* that the number of shares subject to an Annual Grant for a particular Non-Employee Director shall be reduced, on a pro rata basis, for each month such person did not serve as a Non-Employee Director during the twelve-month period from the prior Annual Grant Date (or from July 1, 2002 with respect to the first Annual Grant hereunder) until the current Annual Grant Date.

(c) Form of Initial and Annual Grants. On or before December 31 of any calendar year, the Board shall determine if all Initial and Annual Grants to be granted in the subsequent calendar year shall be in the form of Options described in Section 7, Restricted Stock Awards described in Section 8(a), Restricted Stock Unit Awards described in Section 8(b), Stock Appreciation Rights described in Section 8(c), or Performance Stock Awards described in Section 8(d). If the Board does not make such a determination on or before December 31 of a calendar year, all Initial and Annual Grants to be granted in the subsequent calendar year shall be in the form of Options described in Section 7.

(i) Options.

(A) Initial Grant. If the Initial Grant is in the form of an Option, the Initial Grant shall be a Nonstatutory Stock Option to purchase Thirty Thousand (30,000) shares of Class A Common Stock on the terms and conditions set forth herein.

(B) Annual Grant. Subject to Section 6(b), if the Annual Grant is in the form of an Option, the Annual Grant shall be a Nonstatutory Stock Option to purchase Fifteen Thousand (15,000) shares of Class A Common Stock on the terms and conditions set forth herein; *provided, however*, that if a Non-Employee Director holds the position of Chairman of the Board on the Annual Grant Date, such Non-Employee Director shall instead be granted an Annual Grant to purchase Twenty-Five Thousand (25,000) shares of Class A Common Stock on the terms and conditions set forth herein.

(ii) Other Types of Stock Awards. If the Initial or Annual Grant is in the form of a Restricted Stock Award, Restricted Stock Unit Award, Stock Appreciation Right or Performance Stock Award, the number of shares of Class A Common Stock subject to such Initial or Annual Grant shall be determined by the Board in its sole discretion.

7. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as required by the Plan. Each Option shall contain such additional terms and conditions, not inconsistent with the Plan, as the Board shall deem appropriate. Each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. No Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) Exercise Price. The exercise price of each Option shall be one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Consideration. The purchase price of Class A Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 7(c) are:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Class A Common Stock;

(iv) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Class A Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Class A Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

Unless otherwise specifically provided in the Option, the purchase price of Class A Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Class A Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Class A Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Class A Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

(d) Transferability. An Option is transferable by will or by the laws of descent and distribution. An Option also may be transferable upon written consent of the Company if, at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the exercise of the Option and the subsequent resale of the underlying securities. In addition, an Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(e) Vesting. Options shall vest as follows:

(i) Initial Grants: 1/36th of the shares of Class A Common Stock covered by an Initial Grant shall vest monthly over thirty-six (36) months.

(ii) Annual Grants: 1/36th of the shares of Class A Common Stock covered by an Annual Grant shall vest monthly over thirty-six (36) months.

(f) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Class A Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Class A Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate.

(g) Termination of Continuous Service. In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service, or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(h) Extension of Termination Date. If the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in Section 7(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(i) Disability of Optionholder. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination), but only within such period of time ending on the earlier of (i) the date six (6) months following such termination or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(j) Death of Optionholder. In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the three-month period after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise the Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (1) the date six (6) months following the date of death or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

8. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Class A Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical, *provided, however*, that each Restricted Stock Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) past or future services actually or to be rendered to the Company or an Affiliate, or (B) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. Shares of Class A Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. In the event a Participant's Continuous Service terminates, the Company may receive pursuant to a forfeiture condition, any or all of the shares of Class A Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Class A Common Stock under a Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Class A Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, *provided, however,* that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Class A Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Class A Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Class A Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Class A Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Class A Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Class A Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Class A Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(c) Stock Appreciation Rights. Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however,* that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Term. No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) Strike Price. Each Stock Appreciation Right will be denominated in shares of Class A Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) Calculation of Appreciation. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Class A Common Stock equal to the number of shares of Class A Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iv) Vesting. At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) Exercise. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Payment. The appreciation distribution in respect of a Stock Appreciation Right may be paid in Class A Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) Termination of Continuous Service. In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

(d) Performance Stock Awards. A Performance Stock Award is a Stock Award that may be granted, may vest, or may be exercised based upon the attainment during one or more periods of time of certain performance goals. Such performance goals may be determined by the Board in its sole discretion or may be based on the Performance Goals selected by the Committee under the Company's 2002 Equity Incentive Plan (as such terms are defined in the Company's 2002 Equity Incentive Plan). A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any performance period, the performance goals to be achieved during such performance period, and the measure of whether and to what degree such performance goals have been attained shall be conclusively determined by the Board in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

9. COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Class A Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Class A Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Stock Awards unless and until such authority is obtained.

10. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock pursuant to Stock Awards shall constitute general funds of the Company.

11. MISCELLANEOUS.

(a) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to a Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(b) No Service Rights. Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company as a Non-Employee Director or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(c) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring the stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares upon the exercise or acquisition of stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

(d) Withholding Obligations. The Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of the Class A Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of stock under the Stock Award, *provided, however*, that no shares of Class A Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of the Class A Common Stock.

(e) Lock-Up Period. Upon exercise of any Stock Award, a Participant may not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Class A Common Stock or other securities of the Company held by the Participant, for a period of time specified by the managing underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act, other than a Form S-8 registration statement, (the "Lock Up Period"); *provided, however,* that nothing contained in this section shall prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock Up Period. A Participant may be required to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to such shares of Class A Common Stock until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this Section 11(e) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

12. ADJUSTMENTS UPON CHANGES IN CLASS A COMMON STOCK.

(a) Capitalization Adjustments. If any change is made in the stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the nature, class(es) and maximum number of securities subject both to the Plan pursuant to Section 4 and to the nondiscretionary Stock Awards specified in Section 6, and the outstanding Stock Awards will be appropriately adjusted in the nature, class(es) and number of securities and price per share of stock subject to such outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

(c) Change in Control. If a Change in Control occurs and as of, or within twelve (12) months after, the effective time of such Change in Control, a Participant's Continuous Service terminates, then his or her Stock Awards will accelerate and become fully vested and immediately exercisable (to the extent applicable), unless the termination was a result of the Participant's resignation (other than any resignation contemplated by the terms of the Change in Control or required by the Company or the acquiring entity pursuant to the Change in Control).

(d) Parachute Payments. In the event that the acceleration of the vesting and exercisability of the Stock Awards provided for in Section 12(c) and benefits otherwise payable to a Participant ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Participant's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless the Participant elects in writing a different order (*provided, however,* that such election shall be subject to Company approval if made on or after the effective date of the event that triggers the Payment): reduction of cash payments; cancellation of accelerated vesting of Stock Awards; reduction of employee benefits. In the event that acceleration of vesting of Stock Award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of the Participant's Stock Awards (i.e., earliest granted Stock Award cancelled last) unless the Participant elects in writing a different order for cancellation.

The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Participant and the Company within fifteen (15) calendar days after the date on which the Participant's right to a Payment is triggered (if requested at that time by the Participant or the Company) or such other time as requested by the Participant or the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Participant and the Company with an opinion reasonably acceptable to the Participant that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Participant and the Company.

13. Amendment of the Plan and Stock Awards.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 12 relating to adjustments upon changes in Class A Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

(c) No Impairment of Rights. Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(d) Amendment of Stock Awards. The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; *provided, however*, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

14. Termination or Suspension of the Plan.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

15. Effective Date of Plan.

The Plan shall become effective on the date the Plan is adopted by the Board, but no Stock Award shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

16. Choice of Law.

All questions concerning the construction, validity and interpretation of this Plan shall be governed by the law of the State of Delaware, without regard to such state's conflict of laws rules.

Proxy

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APPENDIX C

LEAPFROG ENTERPRISES, INC.

2002 EQUITY INCENTIVE PLAN

ADOPTED: MAY 24, 2002
APPROVED BY STOCKHOLDERS: JULY 19, 2002
AMENDED AND RESTATED: APRIL 20, 2004
AMENDMENT AND RESTATEMENT APPROVED BY STOCKHOLDERS: JUNE 10, 2004
AMENDED AND RESTATED: MARCH 27, 2006
AMENDMENT AND RESTATEMENT APPROVED BY STOCKHOLDERS: , 2006
TERMINATION DATE: MAY 23, 2012

1. PURPOSES.

(a) Eligible Stock Award Recipients. The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates; provided, however, that notwithstanding the foregoing, the Employees, Directors and Consultants of a Parent shall not be eligible to receive any Stock Awards under the Plan.

(b) Available Stock Awards. The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Class A Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses, (iv) rights to acquire restricted stock, (v) Restricted Stock Unit Awards, and (vi) Stock Appreciation Rights.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(d) Establishment. This Plan is a complete amendment and restatement of the Company's Stock Option Plan that was previously adopted effective September 25, 1997. Any Stock Awards granted prior to the effective date of this amended and restated Plan shall be governed by the terms of the Plan as in effect at the time such Stock Awards were granted. The Company shall submit this amended and restated Plan for stockholder approval and shall also seek stockholder approval to extend the term of the Plan to the day before the tenth (10th) anniversary of the date the amended and restated Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier, unless sooner terminated by the Board.

2. DEFINITIONS.

(a) ***"Affiliate"*** means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) ***"Board"*** means the Board of Directors of the Company.

(c) ***"Capitalization Adjustment"*** has the meaning ascribed to that term in Section 11(a).

(d) ***"Change in Control"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events after the date the Company's Class A Common Stock is first offered to the public under a registration statement declared effective under the Securities Act:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, and as a result of which the operations of the Company are no longer being conducted; or

(iv) there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the Company immediately prior to such sale, lease, license or other disposition.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(e) ***"Class A Common Stock"*** means the Class A common stock of the Company.

(f) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(g) ***"Committee"*** means a committee of one or more members of the Board appointed by the Board in accordance with Section 3(c).

(h) ***"Company"*** means LeapFrog Enterprises, Inc., a Delaware corporation.

(i) ***"Consultant"*** means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) serving as a member of the Board of Directors of an Affiliate and who is compensated for such services. However, the term "Consultant" shall not include Directors who are not compensated by the Company for their services as Directors, and the payment of a director's fee by the Company for services as a Director shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(j) ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director shall not constitute an interruption of Continuous Service. Notwithstanding the foregoing or anything in the Plan to the contrary, unless (i) otherwise provided in a Stock Award Agreement or (ii) following the date of grant of a Stock Award, determined otherwise by the Board with respect to any Participant who is then an officer of the Company within the meaning of Section 16 of the Exchange Act or by the chief executive officer of the Company with respect to any other Participant, in the event that a Participant terminates his or her service with the Company or an Affiliate as an Employee, the Participant shall cease vesting in any of his or her Stock

Awards as of such date of termination, regardless of whether the Participant continues his or her service in the capacity of a Director or Consultant without interruption or termination. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Participant's leave of absence.

(k) ***"Corporate Transaction"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Class A Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) ***"Covered Employee"*** means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(m) ***"Director"*** means a member of the Board of Directors of the Company.

(n) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(o) ***"Employee"*** means any person employed by the Company or an Affiliate. Service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(p) ***"Entity"*** means a corporation, partnership or other entity.

(q) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(r) ***"Exchange Act Person"*** means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (A) the Company or any Subsidiary of the Company, (B) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company.

(s) ***"Fair Market Value"*** means, as of any date, the value of the Class A Common Stock determined as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Class A Common

Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Class A Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Class A Common Stock, the Fair Market Value shall be determined by the Board based upon an independent appraisal in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

(t) ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) ***"Non-Employee Director"*** means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(v) ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an Incentive Stock Option.

(w) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(y) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(z) ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(aa) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax-qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(bb) ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(cc) ***"Parent"*** means any parent corporation of the Company, whether now or hereafter existing, as such term is defined in Section 424(e) of the Code.

(dd) ***"Participant"*** means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ee) ***"Performance Criteria"*** means the one or more criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period. The Performance Criteria that will be used to establish such Performance Goal(s) may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) net earnings; (v) total shareholder return; (vi) return on equity; (vii) return on assets; (viii) return on investment; (ix) return on capital employed; (x) operating margin (xi) gross margin; (xii) operating income; (xiii) net income; (xiv) net operating income; (xv) net operating income after tax; (xvi) pre- and after-tax income; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) revenue; (xx) revenue growth; (xxi) expenses; (xxii) improvement in or attainment of expense levels; (xxiii) improvement in or attainment of working capital levels; (xxiv) economic value added; (xxv) market share; (xxvi) cash flow; (xxvii) cash flow per share; (xxviii) economic value added (or an equivalent metric); (xxix) share price performance; (xxx) debt reduction; and (xxxi) other measures of performance selected by the Committee. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. The Committee shall, within the time period required by Section 162(m) of the Code (generally, the first 90 days of the Performance Period), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(ff) ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the time period permitted by Section 162(m) of the Code (generally, prior to the 90th day of a Performance Period), or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the Committee is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (i) to exclude the dilutive effects of acquisitions or joint ventures; (ii) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; and (iii) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends. In addition, with respect to Performance Goals established for Participants who are not Covered Employees, and who will not be Covered Employees at the time the compensation will be paid, the Committee is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude change rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects to any statutory adjustments to corporate tax rates; (v) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; and (vi) to exclude any other unusual, non-recurring gain or loss or other extraordinary item.

(gg) ***"Performance Period"*** means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

(hh) ***"Plan"*** means this amended and restated LeapFrog Enterprises, Inc. 2002 Equity Incentive Plan.

(ii) ***"Restricted Stock Unit Award"*** means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(c).

(jj) ***"Restricted Stock Unit Award Agreement"*** means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(kk) ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ll) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(mm) ***"Stock Appreciation Right"*** means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 7(d).

(nn) ***"Stock Appreciation Right Agreement"*** means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(oo) ***"Stock Award"*** means any right granted under the Plan, including an Option, a stock bonus, a right to acquire restricted stock, a Restricted Stock Unit Award, and a Stock Appreciation Right.

(pp) ***"Stock Award Agreement"*** means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(qq) ***"Subsidiary"*** means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(rr) ***"Ten Percent Stockholder"*** means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Class A Common Stock pursuant to a Stock Award; and the number of shares of Class A Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 12.

(iv) To terminate or suspend the Plan as provided in Section 13.

(v) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

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4. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the number of shares of Class A Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate Twenty-One Million (21,000,000) shares of Class A Common Stock. Effective as of June 16, 2006, subject to Section 4(b), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Class A Common Stock issued pursuant to an Option granted under Section 6 or a Stock Appreciation Right granted under Section 7(d); and (ii) two (2) shares for each share of Class A Common Stock issued pursuant to a stock bonus award under Section 7(a), a restricted stock award under Section 7(b), or a Restricted Stock Unit Award under Section 7(c). Shares may be issued in connection with a merger or acquisition as permitted by NYSE Listed Company Manual Section 303A.08 or, if applicable, NASD Rule 4350(i)(1)(A)(iii) or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve.

(i) Shares Available For Subsequent Issuance. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, or if any shares of Class A Common Stock issued to a Participant pursuant to a Stock Award are forfeited back to or repurchased by the Company because of or in connection with the failure to meet a contingency or condition required to vest such shares in the Participant, the shares of Class A Common Stock not acquired, forfeited or repurchased under such Stock Award shall revert to and again become available for issuance under the Plan; *provided, however,* that subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Class A Common Stock that may be issued as Incentive Stock Options shall be Twenty-One Million (21,000,000) shares of Class A Common Stock.

(ii) Other Shares Available for Subsequent Issuance. If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Class A Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a restricted stock award or Restricted Stock Unit Award, the number of shares that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Class A Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for subsequent issuance under the Plan.

To the extent there is issued a share of Class A Common Stock pursuant to a Stock Award that counted as two (2) shares against the number of shares available for issuance under the Plan pursuant to Section 4(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 4(b), then the number of shares of Class A Common Stock available for issuance under the Plan shall increase by two (2) shares.

(c) Source of Shares. The shares of Class A Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Notwithstanding the foregoing or any provision in the Plan to the contrary, Employees, Directors and Consultants of a Parent shall not be eligible to receive any Stock Awards under the Plan.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Class A Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, no Employee shall be eligible to be granted Stock Awards covering more than Two Million (2,000,000) shares of Class A Common Stock during any calendar year.

(d) Consultants. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is not a natural person, or because of any other rule governing the use of Form S-8.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Class A Common Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(b) Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Exercise Price of a Nonstatutory Stock Option. The exercise price of each Nonstatutory Stock Option shall be not less than fifty percent (50%) of the Fair Market Value of the Class A Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(d) Consideration. The purchase price of Class A Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(d) are:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Class A Common Stock;

(iv) according to a deferred payment or other similar arrangement with the Optionholder;

(v) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Class A Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Class A Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(vi) in any other form of legal consideration that may be acceptable to the Board.

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Unless otherwise specifically provided in the Option, the purchase price of Class A Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Class A Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Class A Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Class A Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid (1) the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement and (2) the treatment of the Option as a variable award for financial accounting purposes.

(e) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(f) Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option shall be transferable to the extent provided in the Option Agreement. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(g) Vesting Generally. The total number of shares of Class A Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 6(g) are subject to any Option provisions governing the minimum number of shares of Class A Common Stock as to which an Option may be exercised.

(h) Termination of Continuous Service. In the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(i) Extension of Termination Date. An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Class A Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in Section 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(j) Disability of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the

Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date six (6) months following such termination (or such longer or shorter period specified in the Option Agreement or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(k) Death of Optionholder. In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death pursuant to Section 6(e) or 6(f), but only within the period ending on the earlier of (1) the date six (6) months following the date of death (or such longer or shorter period specified in the Option Agreement or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Class A Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Class A Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

7. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) Stock Bonus Awards. Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical, but each stock bonus agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A stock bonus may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii) Vesting. Shares of Class A Common Stock awarded under the stock bonus agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Performance Grants. A stock bonus may be granted or may vest based upon service conditions, upon the attainment during a Performance Period of certain Performance Goals, or both. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion.

(iv) Termination of Participant's Continuous Service. In the event that a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination under the terms of the stock bonus agreement.

(v) Transferability. Rights to acquire shares of Class A Common Stock under the stock bonus agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the stock bonus agreement, as the Board shall determine in its discretion, so long as Class A Common Stock awarded under the stock bonus agreement remains subject to the terms of the stock bonus agreement.

(b) Restricted Stock Awards. Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms and conditions of separate restricted stock purchase agreements need not be identical, but each restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Purchase Price. The purchase price of restricted stock awards shall not be less than fifty percent (50%) of the Class A Common Stock's Fair Market Value on the date such award is made or at the time the purchase is consummated.

(ii) Consideration. The purchase price of Class A Common Stock acquired pursuant to the restricted stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion; provided, however, that at any time that the Company is incorporated in Delaware, then payment of the Class A Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

(iii) Vesting. Shares of Class A Common Stock acquired under the restricted stock purchase agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iv) Termination of Participant's Continuous Service. In the event that a Participant's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

(v) Transferability. Rights to acquire shares of Class A Common Stock under the restricted stock purchase agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement, as the Board shall determine in its discretion, so long as Class A Common Stock awarded under the restricted stock purchase agreement remains subject to the terms of the restricted stock purchase agreement.

(c) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, *provided, however,* that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Class A Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Class A Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Class A Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Class A Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Class A Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Class A Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Class A Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(d) Stock Appreciation Rights. Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however*, that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Term. No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) Strike Price. Each Stock Appreciation Right will be denominated in shares of Class A Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) Calculation of Appreciation. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Class A Common Stock equal to the number of shares of Class A Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iv) Vesting. At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) Exercise. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Payment. The appreciation distribution in respect of a Stock Appreciation Right may be paid in Class A Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) Termination of Continuous Service. In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

8. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Class A Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Class A Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Class A Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Class A Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Class A Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

9. Use of Proceeds from Stock.

Proceeds from the sale of Class A Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. Miscellaneous.

(a) Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Class A Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Class A Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of any Stock Award Agreement.

(e) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Class A Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Class A Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Class A Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Class A Common Stock upon the exercise or acquisition of Class A Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Class A Common Stock.

(f) Withholding Obligations. To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Class A Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Class A Common Stock from the shares of Class A Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Class A Common Stock under the Stock Award; provided, however, that no shares of Class A Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid variable award accounting); or (iii) delivering to the Company owned and unencumbered shares of Class A Common Stock.

(g) Lock-Up Period. Upon exercise of any Stock Award, a Participant may not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Class A Common Stock or other securities of the Company held by the Participant, for a period of time specified by the managing underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act, other than a Form S-8 registration statement, (the "Lock Up Period"); provided, however, that nothing contained in this section shall prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock Up Period. A Participant may be required to execute and deliver such other

Proxy

agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to such shares of Class A Common Stock until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this Section 10(g) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

11. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) Capitalization Adjustments. If any change is made in, or other event occurs with respect to, the Class A Common Stock subject to the Plan or subject to any Stock Award without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company (each a "Capitalization Adjustment"), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to Sections 4(a) and 4(b) and the maximum number of securities subject to award to any person pursuant to Section 5(c), and the outstanding Stock Awards will be appropriately adjusted in the class(es) and number of securities and price per share of Class A Common Stock subject to such outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to the completion of such dissolution or liquidation.

(c) Corporate Transaction. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may assume any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (it being understood that similar stock awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. In the event that any surviving corporation or acquiring corporation does not assume any or all such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then unless otherwise provided by the Board, any outstanding Stock Awards that have been neither assumed nor substituted may be exercised (to the extent vested) prior to the effective time of the Corporate Transaction, and any such Stock Awards shall terminate if not exercised prior to the effective time of the Corporate Transaction.

(d) Change in Control. A Stock Award held by any Participant whose Continuous Service has not terminated prior to the effective time of a Change in Control may be subject to additional acceleration of vesting and exercisability upon or after such event as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

12. AMENDMENT OF THE PLAN AND STOCK AWARDS.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11(a) relating to Capitalization Adjustments, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code.

(b) Stockholder Approval. The Board, in its sole discretion, may submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees.

(c) Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) No Impairment of Rights. Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(e) Amendment of Stock Awards. The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

13. Termination or Suspension of the Plan.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

14. Effective Date of Plan.

The Plan shall become effective as determined by the Board, but no Stock Award shall be exercised (or, in the case of a stock bonus, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

15. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

Directors

Steven B. Fink
Chairman
LeapFrog Enterprises, Inc.

Chief Executive Officer
Lawrence Investments, LLC

Paul A. Rioux
Vice Chairman
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Chief Executive Officer
LeapFrog Enterprises, Inc.

Jeffrey G. Katz
Former Chief Executive Officer
Orbitz, Inc.

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Ralph R. Smith
Senior Vice President
Annie E. Casey Foundation

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

Corporate Officers

Thomas J. Kalinske
Chief Executive Officer

William B. Chiasson
Chief Financial Officer

Kathryn E. Olson
Chief Marketing Officer

Timothy M. Bender
President, Worldwide Consumer Group

Jessie Woolley-Wilson
President, Education and Training Group

Mark B. Flowers
EVP, Chief Technology Officer

Madeline T. Schroeder
EVP, Product Development and Publishing

Michael J. Dodd
SVP, Supply Chain and Operations

Robert L. Moon
SVP, Chief Information Officer

Karen L. Luey
VP, Controller and Principal Accounting Officer

Eileen VanEss
VP, Investor Relations and Treasurer

Peter M. O. Wong
General Counsel and Corporate Secretary

Independent Auditors

Ernst & Young LLP
San Francisco, California

Transfer Agent And Registrar For Class A Common Stock

Continental Stock Transfer & Trust Company

New York, New York
(212) 509-4000 x206

Annual Meeting

The 2006 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Friday, June 16, 2006 at the company's headquarters in Emeryville, California.

Investor Relations

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending e-mail to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Suite 150, Emeryville, California 94608.


NAMES
CAPITALS
MUSIC
UNITED STATES OF AMERICA
Victoria
Lake Manitoba
Lake Winnipeg
Regina
Winnipeg
ONTARIO
QUEBEC
Quebec City
Lake Superior
Lake Huron
Lake Michigan
Toronto
Ontario
Lake Erie
NEW YORK
PENNSYLVANIA
MARYLAND
Annapolis
DELAWARE
Dover
Richmond
Raleigh
N. CAROLINA
Columbia
S. CAROLINA
Atlanta
GEORGIA
ALABAMA
Montgomery
Jackson
MISSISSIPPI
Baton Rouge
Tallahassee
FLORIDA
Nashville
TENNESSEE
ARKANSAS
Little Rock
OKLAHOMA
Oklahoma City
NEW MEXICO
TEXAS
Austin
THE BAHAM
CAYMAN ISLANDS
JAMAICA
BELIZE
Gulf of México
Gulf of California
MÉXICO
BAJA CALIFORNIA
Mexicali
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
SINALOA
Culiacán
BAJA CALIFORNIA SUR
La Paz
DURANGO
Durango
ZACATECAS
Zacatecas
NAYARIT
Tepic
AGUASCALIENTES
Aguascalientes
JALISCO
Guadalajara
COLIMA
Colima
GUANAJUATO
Guanajuato
MICHOACÁN
ESTADO DE MÉXICO
COAHUILA
Saltillo
NUEVO LEÓN
Monterrey
TAMAULIPAS
Ciudad Victoria
SAN LUIS POTOSÍ
San Luis Potosí
QUERÉTARO
Querétaro
HIDALGO
Pachuca
VERACRUZ
Xalapa
PUEBLA
Puebla
CAMPECHE
Campeche
TLAXCALA
Tlaxcala
TABASCO
Villahermosa
YUCATÁN
Merida
QUINTANA ROO
Chetumal


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LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, CA 94608-1070
510.420.5000
www.leapfrog.com